SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2010

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓              Form 40-F  _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes             _____            No                 ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

The annual report for the year ended December 31, 2009, of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 26, 2010.

CONTENTS

2	Company Profile
3	Principal Financial Data and Indicators
7	Changes in Share Capital and Shareholdings of Principal Shareholders
10	Chairman’s Statement
14	Business Review and Prospects
22	Management Discussion and Analysis
34	Significant Events
40	Connected Transactions
43	Corporate Governance
50	Management’s Report on Internal Control
52	Report of the Board of Directors
58	Report of the Board of Supervisors
60	Directors, Supervisors, Senior Management and Employees
74	Principal Wholly-owned, Controlling and Non Wholly-owned Subsidiaries
75	Financial Statements
197	Corporate Information
199	Documents for Inspection
200	Confirmation from the Directors and Senior Management

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 26 March 2010 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

IMPORTANT: THE BOARD OF DIRECTORS AND THE BOARD OF SUPERVISORS OF CHINA PETROLEUM & CHEMICAL CORPORATION (“SINOPEC CORP.”) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OR OTHER CONNECTED PARTIES, AND NO EXTERNAL GUANRANTEE THAT VIOLATES DECISION-MAKING PROCEDURES IS MADE. MR. CHEN XIAOJIN, DIRECTOR OF SINOPEC CORP., COULD NOT ATTEND THE FIFTH MEETING OF THE FOURTH SESSION OF THE BOARD FOR REASONS OF OFFICIAL DUTIES. MR. CHEN XIAOJIN AUTHORISED MR. YE QING TO VOTE ON HIS BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. SU SHULIN, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, VICE CHAIRMAN AND PRESIDENT AND MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE CORPORATE FINANCE DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THIS ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2009.

THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2009 OF SINOPEC CORP. AND ITS SUBSIDIARIES (THE “COMPANY”) PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) HAVE BEEN AUDITED BY KPMG HUAZHEN AND KPMG RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE ANNUAL FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT.

Exploration and Production	Refining	Marketing and Distribution	Chemicals

COMPANY PROFILE
Sinopec Corp. is a company established in China and listed in Hong Kong, New York, London and Shanghai with integrated energy and chemical operations. The principal operations of the Company include:

exploring for and developing, producing and trading crude oil and natural gas processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products producing, distributing and trading petrochemical products

The Company’s competitive strengths are mainly reflected in:

its leading market position in the production and sales of refined oil products in China its status as the largest petrochemical products producer in China its strategic market position in China’s highest economic growth areas its well-established, highly efficient and cost effective sales and distribution network its integrated business structure with strong resistance against industry cyclical risks its well-recognised brand and excellent reputation

The Company intends to fully implement its development strategies that are well balanced between the Company’s development, contribution to the country, return to shareholders, reward to the society and its employees. Leveraging its advantages in vertical integration of upstream and downstream businesses, the Company will make great efforts to expand the market, explore alternative energy and enhance innovation, so as to develop into a multinational energy and chemical corporation with strong competitiveness.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”)

	(1)	Principal financial data

	For the years ended 31 December
	2009	2008	Change	2007
Items	RMB millions	RMB millions	%	RMB millions

Operating income	1,345,052	1,444,291	(6.9)	1,200,997
Operating profit/(loss)	80,202	(28,766)	—	78,083
Profit before taxation	80,076	22,025	263.6	82,817
Net profit attributable to equity shareholders of the Company	61,290	28,445	115.5	55,896
Net profit attributable to equity shareholders of the Company before extraordinary gain and loss	61,258	29,307	109.0	56,438
Net cash flow from operating activities	158,796	74,268	113.8	123,629

	At 31 December
	2009	2008	Change	2007
Items	RMB millions	RMB millions	%	RMB millions

Total assets	866,475	763,297	13.5	740,358
Shareholders’ equity attributable to equity shareholders of the Company	377,182	329,300	14.5	308,509

(2)	Principal financial indicators

	For the years ended 31 December
	2009	2008	Change	2007
Items	RMB	RMB	%	RMB

Basic earnings per share	0.707	0.328	115.5	0.645
Diluted earnings per share	0.702	0.288	143.8	0.645
Basic earnings per share (before extraordinary gain and loss)	0.707	0.338	109.0	0.651
Fully diluted return on net assets (%)	16.25	8.64	7.61	18.12
			percentage
			points
Weighted average return on net assets (%)	17.25	8.86	8.39	19.37
			percentage
			points
Fully diluted return (before extraordinary gain and loss) on net assets (%)	16.24	8.90	7.34	18.29
			percentage
			points
Weighted average return (before extraordinary gain and loss) on net assets (%)	17.24	9.13	8.11	19.56
			percentage
			points
Net cash flow from operating activities per share	1.832	0.857	113.8	1.426

	At 31 December
	2009	2008	Change	2007
Items	RMB	RMB	%	RMB

Net assets attributable to equity shareholders of the Company per share	4.350	3.798	14.5	3.558

(3)	Extraordinary items and corresponding amounts

For the year ended 31 December 2009
(Income)/expense
Items	RMB millions

Gain on disposal of non-current assets	(211)
Donations	174
Gain on holding and disposal of various investments	(322)
Net (profit)/loss of subsidiaries generated from a business combination involving entities
under common control before acquisition date	(62)
Other non-operating income and expenses, net	190
Subtotal	(231)
Tax effect	42
Total	(189)
Attributable to:
Equity shareholders of the Company	(32)
Minority interests	(157)

(4)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	At 31 December		Increase/(decrease)
	2009	2008	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Bills receivable	2,110	3,660	(1,550)	(42.3)	Mainly due to enhanced collection of cash in respond to the in market condition
Accounts receivable	26,592	12,990	13,602	104.7	Mainly due to the increase in scale of operations and crude oil price compared with the end of last year
Other receivables	4,454	20,525	(16,071)	(78.3)	Please refer to Note 9 to the financial statements prepared in accordance with ASBE
Prepayments	3,614	7,610	(3,996)	(52.5)	Mainly due to the decrease in prepayments in connection with construction facilities and purchase deposits
Inventories	141,611	95,979	45,632	47.5	Mainly due to the increase in scale of operations and crude oil price compared with the end of last year
Other current assets	856	287	569	198.3	Mainly due to the increase in the available-for-sale financial assets
Intangible assets	22,862	16,348	6,514	39.8	Please refer to Note 15 to the financial statements prepared accordance with ASBE
Fixed assets	465,182	411,939	53,243	12.9	Please refer to Note 13 to the financial statements prepared in accordance with ASBE
Other non-current assets	1,792	1,013	779	76.9	Mainly due to the increase in the available-for-sale financial assets
Short term loans	34,900	74,415	(39,515)	(53.1)	Mainly due to the Company’s adjustment of its debt structure and increase in financing from issuance of bonds
Accounts payable	97,749	56,464	41,285	73.1	Mainly due to the increase in scale of operations and crude oil price which resulted in increase in accounts payable
Employee benefits payable	4,526	1,827	2,699	147.7	Mainly due to the accrual of staff annuity and housing subsidies
Taxes payable	16,489	6,816	9,673	141.9	Please refer to Note 25 to the financial statements prepared in accordance with ASBE
Short-term debentures payable	31,000	15,000	16,000	106.7	Please refer to Note 29 to the financial statements prepared accordance with ASBE
Non-current liabilities due within one year	6,641	19,511	(12,870)	(66.0)	Please refer to Note 27 to the financial statements prepared in accordance with ASBE
Long-term loans	52,065	64,937	(12,872)	(19.8)	Please refer to Note 28 to the financial statements prepared in accordance with ASBE
Debentures payable	93,763	62,207	31,556	50.7	Please refer to Note 29 to the financial statements prepared accordance with ASBE
Other non-current liabilities	2,192	1,403	789	56.2	Mainly due to the increase in deferred income
Operating income	1,345,052	1,444,291	(99,239)	(6.9)	Please refer to MD&A
Operating costs	1,035,815	1,321,030	(285,215)	(21.6)	Please refer to MD&A
Sales taxes and surcharges	132,884	57,214	75,670	132.3	Please refer to Note 35 to the financial statements prepared in accordance with ASBE
Impairment losses	7,453	16,869	(9,416)	(55.8)	Please refer to Note 38 to the financial statements prepared in accordance with ASBE
Loss/(gain) from changes in fair value	365	(4,198)	4,563	Not applicable	Please refer to Note 39 to the financial statements prepared accordance with ASBE
Investment income	3,589	1,452	2,137	147.2	Please refer to Note 40 to the financial statements prepared accordance with ASBE
Non-operating income	1,275	51,911	(50,636)	(97.5)	Please refer to Note 41 to the financial statements prepared in accordance with ASBE
Income tax expense/(benefit)	16,076	(2,846)	18,922	Not applicable	Please refer to Note 43 to the financial statements prepared in accordance with ASBE
Minority interests	2,710	(3,574)	6,284	Not applicable	Mainly due to the increase in net profit from controlling subsidiaries

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Unit: RMB millions

	For the years ended 31 December
Items	2009	2008	2007	2006	2005

Turnover, other operating revenues and other income	1,345,052	1,495,148	1,205,860	1,061,588	824,005
Operating profit	84,431	26,336	85,496	81,250	71,517
Profit before taxation	80,568	22,116	82,847	79,073	68,090
Profit attributable to equity shareholders of the Company	61,760	28,525	55,914	53,773	43,743
Basic earnings per share (RMB)	0.712	0.329	0.645	0.620	0.505
Diluted earnings per share (RMB)	0.708	0.289	0.645	0.620	0.505
Return on capital employed (%)	11.13	5.15	11.66	12.58	12.50
Return on net assets (%)	16.44	8.70	18.16	20.30	19.31
Net cash generated from operating activities per share (RMB)	1.754	0.767	1.368	1.060	0.903

Unit: RMB millions

	At 31 December
Items	2009	2008	2007	2006	2005

Non-current assets	676,562	613,774	556,610	471,413	400,160
Net current liabilities	112,139	121,258	88,772	76,364	32,285
Non-current liabilities	165,570	143,974	134,616	107,815	110,195
Non-controlling interests	23,192	20,653	25,325	22,323	31,174
Total equity attributable to equity shareholders of the Company	375,661	327,889	307,897	264,911	226,506
Net assets per share (RMB)	4.333	3.782	3.551	3.055	2.612
Adjusted net assets per share (RMB)	4.254	3.690	3.471	2.982	2.552
Debt/equity ratio*(%)	27.96	27.94	28.10	27.53	31.34

*	Debt/equity ratio = long-term loans/(total equity attributable to equity shareholders of the Company+ long-term loans) x 100%

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS

	(1)	Analysis of the effects of major differences between the net profit under ASBE and profit for the year under IFRS

	For the years ended 31 December
	2009	2008
	RMB millions	RMB millions

Net profit under ASBE	64,000	24,871
Adjustments:
Revaluation of land use rights	30	30
Government grants	462	61
Tax effects of the above adjustments	(8)	(6)
Profit for the year under IFRS	64,484	24,956

(2)	Analysis of the effects of major differences between the shareholders’ equity under ASBE and total equity under IFRS

	At 31 December
	2009	2008
	RMB millions	RMB millions

Shareholders’ equity under ASBE	400,585	350,166
Adjustments:
Revaluation of land use rights	(982)	(1,012)
Government grants	(1,042)	(912)
Tax effects of the above adjustments	292	300
Total equity under IFRS	398,853	348,542

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.

Unit: 10,000 Shares

Before change		Increase/(decrease)				After change
				New share		Conversion
		Number	Percentage %	issued	Bonus issued	from reserve	Others	Sub-total	Number	Percentage %

Shares with selling restrictions		5,708,780.0	65.84	—	—	—	(5,708,780.0)	(5,708,780.0)	—	—
1	State-owned shares	5,708,780.0	65.84	—	—	—	(5,708,780.0)	(5,708,780.0)	—	—
2	State-owned legal person shares	—	—	—	—	—	—	—	—	—
3	Shares held by other domestic investors	—	—	—	—	—	—	—	—	—
4	Shares held by foreign investors	—	—	—	—	—	—	—	—	—
Shares without selling restrictions		2,961,463.9	34.16	—	—	—	5,708,780.0	5,708,780.0	8,670,243.9	100.00
1	RMB ordinary shares	1,283,415.1	14.80	—	—	—	5,708,780.0	5,708,780.0	6,992,195.1	80.65
2	Foreign shares listed domestically	—	—	—	—	—	—	—	—	—
3	Foreign shares listed overseas	1,678,048.8	19.35	—	—	—	—	—	1,678,048.8	19.35
4	Others	—	—	—	—	—	—	—	—	—
	Total Shares	8,670,243.9	100.00	—	—	—	—	—	8,670,243.9	100.00

	Note:	Percentage of individual items may not add up to total figure due to rounding.

2	CHANGES IN SHARES WITH SELLING RESTRICTIONS

Unit:10,000 Shares
Name of shareholders	Number of shares with selling restriction at beginning of the year	Number of shares released from selling restriction during the year	Increase of shares with selling restriction during the year	Number of shares with selling restriction of the year	Reason of selling restriction	Date when restriction expired

China Petrochemical Corporation	5,708,780.0	5,708,780.0	—	—	A Share reform	October 16, 2009

3	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

Number of shareholders of Sinopec Corp. as at 31 December 2009 was 769,563, including 762,493 holders of A Shares and 7,070 holders of H Shares. The public float of Sinopec Corp. satisfied the requirement of the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited.

	(1)	Top ten shareholders
Unit: 10,000 Shares

Name of Shareholders	Nature of shareholders	As a percentage of total shares in issue at the end of reporting period	Number of shares held at the end of reporting period	Number of Change from 2008 to 2009	Number of pledges or lock-ups
		%

China Petrochemical Corporation	State-owned	75.84	6,575,804.4	—	—
HKSCC (Nominees) Limited	H Shares	19.23	1,667,527.7	(1,240.5)	N/A
China Life Insurance Corp. － Dividend － Individual Dividend-005L-FH002 Shanghai	A Shares	0.30	25,678.2	20,695.5	—
Guotai Junan Securities Co., Ltd.	A Shares	0.29	25,448.4	(12,342.2)	—
Bosera Thematic Sector Securities Investment Fund	A Shares	0.09	7,500.0	—	—
Changsheng Tongqing Separately-traded Stock Fund	A Shares	0.07	6,002.7	New shareholder	—
Shanghai Investment & Morgan China Premium Securities Investment Fund	A Shares	0.05	4,400.0	(582.7)	—
Shanghai Stock Exchange Tradable Open-ended Index 50 Fund	A Shares	0.05	3,955.4	(1,879.2)	—
Fortune SGAM Selected Sectors Fund	A Shares	0.04	3,609.0	359.2	—
China AMC GARP Fund	A Shares	0.04	3,546.1	New shareholder	—

Statement on the connected party relationship or acting in concert among the above mentioned shareholders:

We are not aware of any connected party relationship or acting in concert among or between the top ten shareholders, except that Shanghai Stock Exchange Tradable Open-ended Index 50 Fund and ChinaAMC GARP Fund are managed by China Asset Management Co., Ltd.

(2)	Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance

Name of shareholders	Capacity of interests held	Number of share interests held or regarded as held	As a approximate percentage of Sinopec Corp.’s interests (H Share) (%)

JPMorgan Chase & Co.	Beneficial owner	92,587,846(L)	0.6%(L)
		42,595,972(S)	0.3%(S)
	Investment manager	722,073,136(L)	4.3%(L)
		0(S)	0.0%(S)
	Custodian corporation	692,206,787(L)	4.1%(L)
		0(S)	0.0%(S)
Blackrock, Inc.	Interest of corporation controlled	1,210,021,640(L)	7.2%(L)
	by the substantial shareholder	26,000(S)	0.0%(S)

Note:	(L): Long position, (S): Short position

4	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER

There was no change in the controlling shareholders or the de facto controller of Sinopec Corp. during the reporting period.

	(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state authorised investment organisation and a state-owned company. Its registered capital is RMB 130.6 billion, and the legal representative is Mr. Su Shulin. Through reorganisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical business into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

	(2)	Except for HKSCC (Nominees) Limited, no other legal person shareholders hold 10% or more of the shares of Sinopec Corp.

	(3)	Basic information of the de facto controller
China Petrochemical Corporation is the de facto controller of Sinopec Corp.

	(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

5	ISSUANCE AND LISTING OF SECURITIES

Please refer to “Significant Events” of this annual report.

CHAIRMAN'S STATEMENT

Su Shulin, Chairman

Dear Shareholders:

On behalf of the Board of Directors, I would like to express our sincere gratitude to all our shareholders and the public for their care and support.

In 2009, the global financial crisis and intense market competition posed severe challenges to the Company’s production and operations. In particular, the beginning of the year witnessed plummeting price and demand for petroleum and petrochemical products, and a harsh contraction in E&P segment profits, while the refining, petrochemical and marketing businesses were faced with high inventories. Despite the challenges, the Company achieved impressive results by taking a series of proactive measures including vigorous efforts to develop new markets, targeted management for refinement on details, as well as structural adjustments, and so on.

The E&P business maintained crude output volume with reduced costs and expenses while the price of crude remained sluggish. It increased exploration input for potential traps, and also invested resources in technological research and development for tertiary oil recovery from challenging reserves. As the international crude price gradually recover, the E&P segment realized good results and enhanced the sustainability of its business.

Fully leveraging its capability to accommodate various crude feeds, the refineries endeavoured to expand throughput by running at almost full capacity since the second quarter of 2009. In the meantime, the refining segment introduced process optimization initiatives across several functions, from crude procurement and resource allocation, to inventory and logistics management, and product mix adjustment, thus generating better profits.

In the chemicals business, the Company made more efforts to expand the market, and enhanced the integration of R&D throughout the production plan. It also continued to improve customer service and strengthened strategic alliances with key customers. Despite the unfavorable market environment, the majority of chemical plants operated at full capacity since March 2009, delivering excellent performance.

Capitalizing on the well-established marketing network, logistics systems and strong brand, the Company’s marketing business successfully expanded its operational scale in an over-supplied domestic market by adopting innovative marketing approaches, flexible promotional programs and customer-oriented after-sales service. In addition, the non-fuel business grew significantly, driving up non-fuel business revenue and realized good operational results.

Over the course of the past year, China’s macro-economy gradually recovered, and a fuel pricing policy paired with tax and fee reform were implemented in the domestic market. The Company’s four business segments all achieved good operating performance, resulting from our effective counter-measures to the economic crisis, as well as from advantages gained from our integrated upstream, midstream and downstream business model. In 2009, the Company’s total turnover, other operating income and other revenues, reached RMB 1,345.052 billion, down 10% year-on-year. In accordance with the Chinese Accounting Standards for Business Enterprises (“ASBE”), net profit attributable to equity holders of the Company was RMB 61.29 billion, up by 115.5% year-on-year. Under the International Financial Reporting Standards (“IFRS”), profit attributable to the equity holders of the Company was RMB 61.76 billion, up by 116.5% year-on-year. Both structure and quality of assets of the Company were constantly improved with the net assets up 14.6% year-on-year. In 2009, taxes and fees paid by the Company to the central and local governments totalled RMB179.05 billion. With the above achivevments, both economic returns and social responsibilities have been well fulfilled by the Company. The Board of Directors recommended a full year dividend of RMB 0.18 per share for 2009. The final dividend for 2009 was RMB 0.11 per share after deducting the interim dividend of RMB 0.07 per share.

In 2009, the Company further improved its corporate governance. The Company successfully completed the rotation and succession of members to the Board of Directors and the Board of Supervisors, and also appointed members to the executive management team. The Company revised the “Articles of Association” and laid a solid foundation for standardized operations. Thanks to the strong support from its independent shareholders, the Company completed adjustment on the continuing connected transactions for the period from 2010 to 2012. In addition, continued efforts were made in strengthening refined management and internal controls to shape a unique management model and push its corporate governance to a higher level. In line with the Company’s strategic targets for corporate development, the Outline of Corporate Culture Development was crafted to establish harmonious corporate values to support the continued sustainable development of the Company.

In 2009, in accordance with the strategy focusing on “Resources, Markets, Integration and Internationalization”, the new Board made a three-year development plan for the Company from 2009 to 2011 and established its future development direction and corporate goals. In accordance with the new plan, the Company increased its capital expenditure to RMB 110.013 billion in 2009, which was primarily allocated to expand resources, increase reserve and output and to expand the market as well.

A number of key projects, including Sichuan-to-the-East China Gas Project, Tianjin one-million-ton-per-year ethylene project and Zhenhai one-million-ton-per-year ethylene project, etc., have been completed or put into operation. The building of storage and transportation facilities for oil and chemical products progressed smoothly. These achievements have facilitated structural adjustments  and product quality upgrading in major refineries.

Sinopec International Petroleum Exploration & Production Co., Ltd. was established, a concrete step made in the Company’s overseas expansion in the oil and gas business. In addition to enhancing our business position as a supplier of premium clean fuels to the public, the Company also played an important role in domestic industry restructuring and regional economic development by contracting major equipment from and entering into a joint research and development program with domestic manufacturers,

The Company has always attached great importance to social and environmental issues in order to ensure sustainable development . We have fully implemented the HSE management system and adopted a variety of methods in energy saving and emission reduction － in particular CO2 emission reduction, so as to promote a low-carbon economy. Thanks to the company-wide initiatives in producing clean products through clean production processes, the Company’s comprehensive energy consumption per RMB 10,000 turnover came down to 0.72 tonnes of standard coal, realizing the energy saving target in its 11th Five-Year Plan one year ahead of schedule.

In 2009, the Company carried out a series of employee-focused programs with practical steps taken to improve the quality of the employee canteen and the health check system, as well as a general safety campaign called “I Safe”. In addition, we are actively participating in public welfare activities, including poverty relief and Tibet aid programs, sponsorship of “China Lifeline Express Fund,” and donations to Hope schools and disaster relief programs to help local communities recover from recent events and raise the living standards in disaster- and poverty-stricken areas.

We attribute the Company’s achievements to the trust and support of all our shareholders and all walks of society, as well as to the hard work and concerted efforts of the Board of Directors, the Board of Supervisors, the management team and all employees. Therefore, on behalf of the Board of Directors, I would like to express my heartfelt gratitude for the support and perseverance of all parties involved.

Looking into 2010, the world economy is anticipated to continue its recovery from the crisis, while the Chinese economy is expected to continue to grow at a relatively fast rate driving up the demand for petroleum and petrochemical products, all these present opportunities for the development of the Company. However, we are still confronted with challenges from the high international crude price, and incremental refining and chemical capacities at home and abroad which may lead to fierce competition in the marketplace.

Nevertheless, we are gratified to see that through years of development, the Company has continuously reinforced its reserve basis with natural gas business becoming a new area of profit growth. We are also gratified to see that the structure of refineries and chemical complexes have been constantly optimized with extended marketing networks. At the same time our business in overseas markets are expanding significantly. Additionally, our people, management team and individuals alike, are positive and well-prepared for market competitions, through continuous innovation and savvy management tactics. Therefore, this session of the Board of Directors is confident about our future growth.

In accordance with the market conditions and the strategic development goals of the Company, our capital expenditure for 2010 is expected to reach approximately RMB 112 billion. We’ll make more efforts in exploration and development activities to enhance the upstream reserve base. We’ll invest in further optimization of the locations of our refining capacities, promote structrual adjustment, produce high value-added products and increase their proportion in the refining business. Moreover, we’ll enhance our competitive advantage and improve our capabilities in expanding markets, and improve our marketing network. The Company will continue to invest in technological innovation conducive to clean energy production and R&D on new energies, and such transform will pave the way for a sustainable development of the Company into the future.

My fellow members of the Board of Directors and I believe that the Company will achieve greater development with the support of all of our shareholders and the concerted efforts of the Board of Directors, the Board of Supervisors, the management team and all employees. We will continuously stride forward to become an internationally competitive energy and chemical company, and to reward our shareholders, employees and the whole society with excellent performance from sustainable and effective growth.

Su Shulin
Chairman

Beijing, China
March 26, 2010

BUSINESS REVIEW AND PROSPECTS

Mr. Wang Tianpu, President

BUSINESS REVIEW

In 2009, Chinese economy was seriously impacted by the global financial crisis. The Chinese government implemented a stimulus package to promote the economic growth and carried out proactive fiscal policy and moderately easy monetary policy, thereby giving an impetus to the growth of Chinese economy and maintaining a GDP growth of 8.7%. The Company’s business environment underwent significant and profound changes in 2009. At the beginning of the year, petroleum and petrochemical products witnessed a sharp drop in market demand and prices on a year-on-year basis. However, the market demand gradually recovered and the price went up accordingly after the first quarter. The Company spared no efforts in exploring market, reinforcing precision management and improving structure adjustment according to market condition, which not only guaranteed the stable growth in upstream, mid-stream and downstream production and operation, but also realized satisfactory profits.

1	Review of Market Environment

	(1)	Crude oil market

In 2009, international crude oil price rebounded after reaching the bottom. In the first quarter, international crude oil price remained low. However, the price climbed substantially since the month of May, fluctuating between US$ 60/bbl to US$ 80/bbl. The annual average spot price of Brent was US$ 61.5/bbl, with a year-on-year drop of 36.6%. Price trend of domestic crude oil was in line with the international markets.

	(2)	Refined oil products market

Domestic demand in domestic oil products market gradually increased in 2009. However, due to the sufficient supply, the market competition was fierce. With the rapid growth of domestic economy and substantial increase in domestic automobile consumption, the apparent consumption of oil products rose quarter by quarter. According to statistics, in 2009, apparent domestic consumption of oil products (inclusive of gasoline, diesel and kerosene) was 207 million tonnes, with a year-on-year increase of 0.9%.

	(3)	Chemicals market

Chinese central government’s stimulus package promoted the consumption of chemical products in relevant industries in 2009, and boosted the demand in domestic chemical products market. According to the Company’s statistics, the apparent domestic consumption of synthetic resin, synthetic fiber and synthetic rubber registered a year-on-year increase of 21.5%, 12.6% and 22.3% respectively. The apparent domestic consumption of ethylene equivalent increased by 8% compared with the previous year. Domestic prices of chemical products gradually recovered from a low level.

2	PRODUCTION AND OPERATION

	(1)	Exploration and Production

In 2009, the Company further implemented oil-and-gas resource strategy by reducing cost and fees instead of trimming production when oil price was low. The Company increased exploration input and reinforced trap reservoir. New breakthroughs were made in Leikoupo Formation in northeast Sichuan. The exploration in Tuoputai area of Tahe realized great achievement. New findings were acquired through explorating new layers in eastern matured fields and new blocks in the west. In 2009, the Company completed 14,515 kilometers of 2D seismic and 11,069 square kilometers of 3D seismic exploration, and drilled 570 exploration wells with a total footage of 1,643 kilometers. Addition of proved oil and gas reserve was 293.25 mmboe. As to development, Sichuan-East China Gas Project started trial operation. Construction of Songnan Gas Field with an annual capacity of 1 billion cubic meters was completed and put into operation. Meanwhile, the Company intensified its efforts and input in scientific and technological research of tertiary oil recovery and reserves that are difficult to recover, and enhanced single-well capacity and recovery rate, resulting in stable increase of oil and gas output. In addition to the steady increase in crude oil output in the matured fields in east China, the production in the newly-developed western fields, represented by Tahe Oil Field, increased substantially.

Summary of Operations of Exploration and Production Segment

				Change from
	2009	2008	2007	2008 to 2009 (%)

Crude oil production (mmbbls)	301.15	296.80	291.67	1.5
Natural gas production (bcf)	299.01	293.07	282.59	2.0
Newly added proved reserve of crude oil (mmbbls)	280.19	114.02	20.67	145.7
Newly added proved reserve of natural gas (bcf)	78.38	921.60	3,756.67	(91.5)
Proved reserve of crude oil (mmbbls)	2,820	2,841	3,024	(0.7)
Proved reserve of natural gas (bcf)	6,738.70	6,959.31	6,330.81	(3.2)
Proved reserve of oil and gas (mmboe)	3,943	4,001	4,079	(1.4)

Summary of Production and Operations of Shengli Oil Field

				Change from
	2009	2008	2007	2008 to 2009 (%)

Crude oil production (mmbbls)	197.63	196.96	196.68	0.3
Natural gas production (bcf)	24.72	27.19	27.68	(9.1)
Newly added proved reserve of crude oil (mmbbls)	171.29	116.48	75.68	47.4
Newly added proved reserve of natural gas (bcf)	22.06	(36.04)	42.00	—
Proved reserve of crude oil (mmbbls)	2,124	2,151	2,231	(1.3)
Proved reserve of natural gas (bcf)	261.73	264.39	327.63	(1.0)
Proved reserve of oil and gas (mmboe)	2,167	2,195	2,286	(1.3)

Note:	Crude oil is converted at 1 tonne to 7.1 barrels, and natural gas is converted at 1 cubic meter to 35.31 cubic feet.

(2)	Refining

In 2009, fully tapping its refineries potentials after revamping and upgrading the existing facilities to take in different grades of crude, the Company expanded its refinery throughput and export volumn. Refining facilities had run at full capacity since the second quarter. The Company adhered to diversification of crude oil sources to lower the procurement cost. The Company adjusted the product mix to increase the production of gasoline and jet fuel and expanded sales of asphalt, LPG and petroleum coke. The Company actively expanded its processing business for the third parties. Construction of refining facilities of Fujian and Tianjin refining and chemical integration projects and the oil products quality upgrading projects were completed and brought into production. In 2009, the Company processed 183 million tonnes of crude oil, representing an increase of 6.7% over the previous year, and produced 114 million tonnes of oil products, up 5.9% over the previous year.

	Sources of Crude oil		Unit: million tonnes

				Change from
	2009	2008	2007	2008 to 2009 (%)

Internal supply	31.90	30.88	30.83	3.3
PetroChina Company Ltd.	7.05	6.13	6.89	15.0
CNOOC Ltd.	6.49	7.55	7.42	(14.0)
Import	138.07	127.98	116.87	7.9
Total	183.51	172.54	162.01	6.4

Summary of Production and Operations of Refining Segment

				Change from
	2009	2008note 1	2007	2008 to 2009 (%)

Crude oil throughput (million tonnes)	182.62	171.14	164.00	6.7
Gasoline, diesel and kerosene production (million tonnes)	113.69	107.37	98.28	5.9
Of which: Gasoline (million tonnes)	34.43	29.65	26.55	16.1
Diesel (million tonnes)	68.86	69.74	63.41	(1.3)
Kerosene (million tonnes)	10.39	7.99	8.32	30.0
Light chemical feedstock (million tonnes)	26.87	23.12	24.00	16.2
Light products yield (%)	75.54	74.75	74.48	0.79
				percentage point
Refinery yield (%)	94.53	94.05	93.95	0.48
				percentage point

Note:	1.	The data of 2007 and 2008 was restated for the acquisition of Qingdao Petrochemical.
	2.	Refinery throughput is converted at 1 tonne to 7.35 barrels.

(3)	Marketing and Distribution

In 2009, faced with intense competition in domestic market, the Company gave full play to its matured marketing network, logistics system and brand advantages, took advanced marketing measures and flexible marketing strategy, provided considerate after-sale services, and achieved satisfactory performance. Meanwhile, the Company widely encouraged the use of IC cards and substantially increased non-fuel business. In 2009, the Company sold 124 million tonnes of oil products, a year-on-year increase of 0.8%.

Summary of Operations of Marketing and Distribution Segment

				Change from
	2009	2008	2007	2008 to 2009 (%)

Total domestic sales volume of oil products (million tonnes)	124.02	122.98	119.39	0.8
Of which: Retail (million tonnes)	78.90	84.10	76.62	(6.2)
Direct sales (million tonnes)	25.61	19.63	20.17	30.5
Wholesale (million tonnes)	19.52	19.25	22.60	1.4
Average annual throughput per station (tonne/station)	2,715	2,935	2,697	(7.5)
Total number of service stations	29,698	29,279	29,062	1.4
Of which: Company-operated	29,055	28,647	28,405	1.4
Franchised	643	632	657	1.7

(4)	Chemicals

In 2009, the Company made tremendous efforts to explore the market, strengthen the connection among production, sales and research, improve customer services and establish the strategic alliances with major clients. The main chemical production facilities had operated at full capacity since March. Fujian ethylene project was completed and put into production. Tianjin ethylene project achieved mechanical completion. In 2009, the Company produced 6.713 million tonnes of ethylene with a year-on-year increase of 6.7%, and sold 40.8 million tonnes of chemical products.

	Summary of Production of Major Chemical Products			Unit: thousand tonnes

				Change from
	2009	2008	2007	2008 to 2009 (%)

Ethylene	6,713	6,289	6,534	6.7
Synthetic resin	10,287	9,643	9,660	6.7
Synthetic rubber	884	834	800	6.0
Synthetic fiber monomer and polymer	7,798	7,264	8,018	7.4
Synthetic fiber	1,302	1,260	1,417	3.3
Urea	1,752	1,649	1,565	6.2

Note:	100% production of joint ventures was included.

(5)	Research and Development

In 2009, the Company gave full play to the function of scientific and technological innovation as “accelerator” for development and made distinct achievements. Research on exploration target and key technologies for large-scale gas fields in northeast Sichuan substantially contributed to the growth of natural gas reserves. The ultra-low pressure continues reforming technology won 1st-class prize of National Science and Technology Progress Award, marking that Sinopec Corp. has the ability to construct large-scale refineries with its own technologies. The promotion and application of S-Zorb FCC gasoline adsorptive desulfurization technology and gasoline selective hydro-desulfurization technology guaranteed the successful quality upgrading of GB III standard gasoline. Breakthroughs in large scale gas-phase polyethylene technology and other process packages further improved the Chemicals Segment’s capability to make development on the strength of the Company’s own technologies. The production technologies, including high performance polyethylene fiber dry spinning method, special material for high performance polyethylene town gas pipe and special material for polypropylene bumpers, promoted the adjustment of chemical product mix. New achievements in MTO molecular sieve preparation technology and technology of producing oil from syngas and producing ethylene glycol from syngas rendered new technological support to the strategic development of the Company. Eleven projects were granted National Science and Technology Progress Award, including one for 1st-class prize and 10 for 2nd-class prize. In 2009, the Company applied for 1,570 domestic patents and was granted 605. The Company applied for 135 foreign patents and was granted 37.

(6)	Health, Safety and Environment

In 2009, the Company maintained its emphasis on coordinated and sustained development among the Company, the society and the environment. The Company implemented the HSE management system across the entire Company, promoted energy saving and emission reduction, developed low-carbon economy, cut carbon dioxide emission by various means and ensured clean production and production of clean products. Compared with previous year, energy intensity per RMB 10,000 output value was 0.72 tce, fulfilling in advance the energy-saving target of the Eleventh Five-Year Plan; industrial water consumption decreased by 3.3%; COD in waste water declined by 3.6%; sulfur dioxide discharge fell by 14%; and the recycling rate of industrial water stood around 95%. Adopting the people-foremost approach, the Company made efforts to improve working conditions such as canteen services and medical examination, and organized themed activities like “I Safe”. For further information, please refer to the Sustainable Development Report of the Company.

(7)	Cost Reduction

In 2009, the Company kept improving management and operation, and took various measures to reduce cost, such as leveraging the existing logistics system, optimizing resource allocation, cutting transportation costs, reducing procurement cost of crude oil and energy intensity and materials consumption in the production process by optimizing the operation of the facilities. In 2009, the Company effectively saved RMB 3.225 billion in cost. Of the total cost saved, Exploration and Production Segment, Refining Segment, Marketing and Distribution Segment and Chemicals Segment achieved cost saving of RMB 687 million, RMB 969 million, RMB 851 million and RMB 718 million respectively.

(8)	Capital Expenditure

In 2009, the Company’s total capital expenditure registered RMB 110.013 billion, among which RMB 51.55 billion was used in exploration and development for the purpose of enhancing oil and gas exploration, key production capacity buildup and enlarging producing reserve scale. The Sichuan-East China Gas Project progressed steadily. The newly-built crude oil production capacity registered 5.7 million tonnes per year, and newly-built natural gas capacity stood at 1.205 billion cubic meters per year. The capital expenditure for Refining Segment totaled RMB 15.468 billion, which was mainly used in refined oil quality upgrading, crude adaptability restructuring project in some refineries and construction of new storage facilities and pipeline. The expenditure in Marketing & Distribution Segment was RMB 16.283 billion. With such input, the Company added 1,229 petrol and gas stations in key areas including highways, major cities and newly planned regions, and further accelerated the construction of oil products storage facilities and pipeline. The capital expenditure in Chemicals Segment was RMB 25.207 billion. Fujian, Tianjin and Zhenhai ethylene projects is going to be completed one after another. SBR unit of Sinopec Qilu Company and ethylbenzene/styrene complex unit of Sinopec Anqing Company were completed and put into production. The capital expenditure in Corporate and Others totaled RMB 1.505 billion, which was used for scientific research, construction of ancillary projects and further application of information systems focused on ERP.

BUSINESS PROSPECTS

1	Market Analysis

In 2010, along with the recovery of world economy, demand in international oil market will experience recovery and growth. It is anticipated that the overall oil price in 2010 will be higher that of 2009.

Due to the incremental capacity in the refining and chemical industry, the market competition will remain fierce.

As the basis of Chinese economic recovery is more solid, the policies of boosting domestic demand and improving living standard will continue to take effect. Domestic demand of petroleum, natural gas and chemical products will grow steadily. In coping with the drastic changes caused by the financial crisis, the Company has accumulated valuable experience and considerably enhance its competitiveness.

In 2010, the Company will continue to reinforce internal management, and organize production in line with the market condition, and attach great importance to production and energy conservation. The Company will focus on the following areas:

2	Production and Operation

Exploration and Production: In terms of exploration, the Company will reinforce the precise exploration in new blocks, new layers, new areas and outlying zones in the matured fields, and promote the integration of exploration and development. Research and study of exploration deployment in newly-discovered western fields (mainly Tahe) will be further conducted. The Company will continue to improve initial evaluation in sea area, and push forward the exploration and development of coal bed methane and shale gas. In terms of development, the Company will make efforts to enhance recovery rate and single-well productivity. It will stress design optimization and construction management of development scheme, and organize key capacity buildup meticulously. Efforts will be put forth to ensure safe production and stable operation of Puguang Gas Field and Sichuan-East China Gas Project. Management on overseas oil fields will also be improved. In 2010, the Company plans domestic production at 42.55 million tonnes of crude oil and 12 billion cubic meters of natural gas.

Refining: Tapping its refineries potentials after the revamping of facilities to take in different grades of crude, the Company will optimize procurement and deployment of crude oil, and reduce crude oil cost. The Company will optimize production process and operation, meticulously organize the operation of new and renovated facilities, and emphasize optimized operation of production units, storage and transportation facilities and public utilities. It will comprehensively reinforce energy efficiency management and further improve economic and technical indicators. Greater efforts will be exerted on product mix adjustment and increase the output of gasoline and light chemical feedstock. The Company will promote the sales of lubricant, asphalt and petroleum coke by leveraging its brand advantages. In 2010, the Company plans to process 203 million tonnes of crude oil and produce 121 million tonnes of oil products.

Marketing and Distribution: The Company will rapidly respond to market changes, timely adjust marketing strategy accordingly and strive to enlarge operating scale. Greater efforts will be made to reinforce and expand the end market, and increase the market share of jet fuel and fuel oil. To expand retail sales, the Company will further promote usage of IC card and improve services. It will expand direct sales by perfecting customer service system, and strengthen marketing network by optimizing oil depot arrangement and pushing forward capacity expansion of service stations. Meanwhile, non-fuel business will be promoted. In 2010, the Company plans 129 million tonnes of domestic sales of oil products.

Chemicals: Adopting a market-oriented approach and focused on profitability, the Company will exert great efforts to organize production and expand the market. Production and management will be optimized so as to guarantee safe and stable operation. Particular emphasis will be laid on key projects including, Tianjin and Zhenhai ethylene projects to ensure that these projects progress well and will be commissioned smoothly. The Company will promote development of new products and adjustment of product mix to increase the output of products that are well received by the market and the products with high added value. It will reinforce customer management and substantially improve strategic cooperation. It will enhance its performance in technology services to create higher value for customers. It will deepen integration of production, sales and research to pursue maximize profit. In 2010, the Company plans to produce 8.69 million tonnes of ethylene.

Technology and Development: Following the guideline of seamlessly articulating research, development, commercialization and promotion, the Company will focus on the research of oil and gas exploration and development at home and abroad, and further enhance reserve development rate, recovery rate and single-well productivity. In addition, new technology of processing lower quality crude oil and heavy oil will be developed. The production technology of GB IV standard oil products will be further optimized. The production technology of GB V standard oil products will be accelerated. The Company will render support to the development of production technology of high value-added products, and reinforce the research on processing and application technology of synthetic resin. R&D of alternative energy and low-carbon technologies will be sped up. R&D, production and technological service on catalysts will be intensified. Research on application technology of oil products storage and marketing will be launched.

Capital Expenditure: In 2010, the Company will continue to follow the principle of taking profitability and core projects as the priority of investment. The investment management procedures will be strictly controlled and the project construction will be meticulously managed. The total planned capital expenditure is RMB 112 billion, among which the capital expenditure for Exploration and Production Segment is RMB 53.3 billion. The Company will carefully organize the commissioning of Puguang Gas Field and safe operation of the Sichuan-East China Gas Project. The exploration and capacity buildup of Tahe and Shengli oil fields and Puguang and Erdos gas fields will be the focus of efforts. The capital expenditure for Refining Segment will be RMB 22.3 billion. The emphasis will be put on the strategic locations of refining capacity buildup. The Company will push forward the construction of refining capacity steadily, promote revamping projects focused on taking in lower quality crude oil as feedstock, complete quality upgrading of oil products at low cost, and improve the construction of crude oil dock and transportation & delivery system. The expenditure for Marketing and Distribution Segment will reach RMB 14 billion. Efforts will be concentrated on construction and acquisition of petrol and gas stations in key areas including highways, major cities and newly planned zones. Pipeline construction will be accelerated. Sales network of oil products will be improved. The capital expenditure for Chemicals Segment will be RMB 20 billion. The construction of Zhenhai ethylene project will be completed. The construction of Wuhan ethylene, Yanshan butyl rubber and other projects will be promoted steadily. The capital expenditure for Corporate and Others is planned at RMB 2.4 billion.

In 2010, Sinopec will stick to the scientific outlook of development, improve precision management, actively adjust structure, substantially explore the market, enhance profitability and strive to gain new achievements in production and operation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PART OF THE FINANCIAL DATA PRESENTED IN THIS SECTION IS DERIVED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT WE HAVE PREPARED IN ACCORDACE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”), UNLESS OTHERWISE STATED.

1	CONSOLIDATED RESULTS OF OPERATIONS

In 2009, the Company’s turnover, other operating revenues and other income were RMB 1345.1 billion, and the operating profit was RMB 84.4 billion, representing a decrease of 10.0%, and an increase of 220.6% respectively over the year of 2008. This was mainly due to positive response to international financial crisis. We strove to expand the market, improve marketing and service, optimize material structure and take the advantage of business scale and Integration, which contributed to a good operational result under the circumstances of implementation of reform on pricing mechanism of oil products and relevant taxation and fees policy , and gradually increased demand for chemical products.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

	Years ended 31 December
	2009	2008	Change
	RMB millions		(%)

Turnover, other operating revenues and other income	1,345,052	1,495,148	(10.0)
Of which: Turnover	1,315,915	1,413,203	(6.9)
Other operating revenues	29,137	31,088	(6.3)
Other income	—	50,857	(100.0)
Operating expenses	(1,260,621)	(1,468,812)	(14.2)
Of which: Purchased crude oil, products, and operating supplies and expenses	(990,459)	(1,286,106)	(23.0)
Selling, general and administrative expenses	(40,500)	(39,392)	2.8
Depreciation, depletion and amortization	(50,487)	(46,321)	9.0
Exploration expenses (including dry holes)	(10,545)	(8,310)	26.9
Personnel expenses	(28,836)	(23,381)	23.3
Taxes other than income tax	(132,884)	(57,214)	132.3
Other operating expenses (net)	(6,910)	(8,088)	(14.6)
Operating profit	84,431	26,336	220.6
Net finance costs	(7,234)	(5,190)	39.4
Investment income and share of profit less losses from associates and jointly controlled entities	3,371	970	247.5
Profit before taxation	80,568	22,116	264.3
Income tax (expense)/benefit	(16,084)	2,840	—
Profit for the year	64,484	24,956	158.4
Attributable to:
Equity shareholders of the Company	61,760	28,525	116.5
Non-controlling interests	2,724	(3,569)	—

(1)	Turnover, other operating revenues and other income

In 2009, the Company’s turnover was RMB 1315.9 billion, representing a decrease of 6.9% over 2008. This was mainly due to the decrease in prices of crude oil, refined oil and chemical products over 2008 and expansion of operations of the Company. In addition, the Company received RMB 50.9 billion government subsidy for the strict control of oil products prices in 2008 (listed as other revenues), while no such subsidy has been paid since the reform on pricing, taxation and fees of oil products was put into effect in 2009.

The following table sets forth the Company’s external sales volume, average realized prices and the respective rates of change from 2008 to 2009 for the Company’s major products:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change	Years ended 31 December		Change
	2009	2008	(%)	2009	2008	(%)

Crude oil	4,915	4,394	11.9	2,303	4,190	(45.0)
Natural gas (million cubic meters)	6,486	6,283	3.2	933	911	2.4
Gasoline	39,035	37,732	3.5	6,367	6,409	(0.7)
Diesel	82,344	80,236	2.6	5,092	5,629	(9.5)
Kerosene	11,353	9,216	23.2	3,918	6,063	(35.4)
Basic chemical feedstock	13,272	10,667	24.4	4,359	6,238	(30.1)
Monomer and polymer for synthetic fiber	4,650	3,990	16.5	6,530	8,054	(18.9)
Synthetic resin	8,667	7,827	10.7	8,072	10,094	(20.0)
Synthetic fiber	1,418	1,353	4.8	9,140	10,488	(12.9)
Synthetic rubber	1,116	982	13.6	11,448	16,160	(29.2)
Chemical fertiliser	1,769	1,658	6.7	1,657	1,729	(4.2)

Most of crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production and the remainings were sold to other customers. In 2009, the total revenue from crude oil, natural gas and other upstream products that were sold externally were RMB 19.3 billion, representing a decrease of 26.7% over 2008. The change was mainly due to the decrease in the price of crude oil.

In 2009, the Company’s refining segment and marketing and distribution segment sold petroleum products (mainly consisting of refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB 874.2 billion, representing a decrease of 6.5% over 2008, accounting for 65.0% of the Company’s turnover, other operating revenues and other income. The decrease was mainly due to the decreased prices of refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 712.3 billion, representing a decrease of 5.0% over 2008, accounting for 81.5% of the total revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 161.9 billion, representing a decrease of 12.8% over 2008, accounting for 18.5% of the total turnover of petroleum products.

The Company’s external sales revenue of chemical products was RMB 192.7 billion, representing a decrease of 12.3% over 2008, accounting for 14.3% of its turnover, other operating revenues and other income. This was mainly due to the decrease in the price of chemical products.

(2)	Operating expenses

In 2009, the Company’s operating expenses were RMB 1260.6 billion, representing a decrease of 14.2% over 2008. The operating expenses mainly consist of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 990.5 billion, representing a decrease of 23.0% over 2008, accounting for 78.6% of the total operating expenses, among which:

l
Crude oil purchase expenses were RMB 405.4 billion, representing a decrease of 41.3% over 2008. In 2009, the total throughput of crude oil that was purchased externally was 135.14 million tonnes (excluding the amount processed for third parties), an increase of 0.2% over 2008; average unit cost for processing crude oil purchased externally was RMB 3,000 per tonne, a decrease of 41.5% over 2008.

l
Other purchasing expenses were RMB 585.1 billion, representing a decrease of 1.7% over 2008. This was mainly due to the decrease in the cost of gasoline, diesel, kerosene and other feedstock purchased externally.

Selling, general and administrative expenses totaled RMB 40.5 billion, representing an increase of 2.8% over 2008. This was mainly due to the increase in the expenses of community services and culture, education and healthcare and the increase in rental charges of some gas stations.

Depreciation, depletion and amortization expenses were RMB 50.5 billion, representing an increase of 9.0% over the same period of 2008. This was mainly due to the depreciation resulting from the Company’s continuously increased investment in property, plant and equipment.

Exploration expenses were RMB 10.5 billion, representing an increase of 26.9% over 2008, which were mostly spent on enhacning exploration activities in such regions as Northeast and West of Sichuan and Erdos.

Personnel expenses were RMB 28.8 billion, representing an increase of 23.3% compared with 2008. This was mainly because the Company accrued the annuity, performance payroll and the housing subsidy for the personnel who joined the Company after 31 December, 1998 subject to related regulations in 2009, while the performance payroll was not accrued due to the decreased profit in 2008.

Taxes other than income tax was RMB 132.9 billion, an increase of 132.3% compared with 2008, and this was mainly due to domestic reform of prices, taxation and fees for oil products, which led to the increase in the consumption tax, urban construction tax and educational surcharge by RMB 101.4 billion over the same period of 2008. In addition, the special oil income levy decreased by RMB 25.7 billion compared with 2008 as a result of the decrease in the price of crude oil.

Other operating expenses were RMB 6.9 billion, representing a decrease of 14.6%, over 2008.

	(3)	Operating profit was RMB 84.4 billion, representing an increase of 220.6% over 2008.

(4)
Net finance costs were RMB 7.2 billion, representing an increase of 39.4% over 2008. Of which, the Company’s interest expenses were RMB 7.4 billion, a decrease of RMB 4.5 billion over 2008; the foreign currency exchange gains were RMB 0.4 billion, a decrease of RMB 2.9 billion over 2008. There was also a loss of RMB 0.2 billion arising from the fair value change of embedded financial derivative instruments in convertible bonds as a result of change in H share’s stock price, compared with a profit of RMB 3.9 billion caused by the fair value change of embedded financial derivative instruments in convertible bonds in 2008.

	(5)	Profit before taxation was RMB 80.6 billion, representing an increase of 264.3% over 2008.

	(6)	Income tax was RMB 16.1 billion, increased by RMB 18.9 billion. The increase was mainly due to substantial growth of profit before taxation over 2008.

	(7)	Profit attributable to non-controlling interests of the Company was RMB 2.7 billion, an increase of RMB 6.3 billion compared with 2008.

	(8)	Profit attributable to equity shareholders of the Company was RMB 61.8 billion, representing an increase of 116.5% over 2008.

2	RESULTS OF SEGMENT OPERATION

The Company manages its operations in four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include “other operating revenues” and “other income” of the segment.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

		Operating revenues		As a percentage of consolidated operating revenue before elimination of inter-segment sales		As a percentage of consolidated operating revenue after elimination of inter-segment sales
		Years ended 31 December		Years ended 31 December		Years ended 31 December
	2009	2008	2009	2008	2009	2008
	RMB millions		(%)		(%)

Exploration and Production Segment
External salesnote	36,827	45,108	1.6	1.6	2.7	3.0
Inter-segment sales	87,008	151,393	3.7	5.3
Operating revenues	123,835	196,501	5.3	6.9
Refining Segment
External salesnote	99,701	178,183	4.2	6.2	7.4	11.9
Inter-segment sales	603,870	692,520	25.7	24.3
Operating revenues	703,571	870,703	29.9	30.5
Marketing and Distribution Segment
External salesnote	780,719	813,563	33.2	28.5	58.0	54.4
Inter-segment sales	2,372	3,200	0.1	0.1
Operating revenues	783,091	816,763	33.3	28.6
Chemicals Segment
External salesnote	197,332	226,153	8.4	7.9	14.7	15.1
Inter-segment sales	21,125	27,303	0.9	1.0
Operating revenues	218,457	253,456	9.3	8.9
Corporate and Others
External salesnote	230,473	232,141	9.8	8.1	17.2	15.6
Inter-segment sales	291,396	484,343	12.4	17.0
Operating revenues	521,869	716,484	22.2	25.1
Operating revenue before elimination of inter-segment sales	2,350,823	2,853,907	100.0	100.0
Elimination of inter-segment sales	(1,005,771)	(1,358,759)
Consolidated operating revenues	1,345,052	1,495,148			100.0	100.0

Note:	Including other operating revenues and other income.

The following table sets forth the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the rates of change  from 2008 to 2009.

	Years ended 31 December
	2009	2008	Change
	RMB millions		(%)

Exploration and Production Segment
Operating revenues	123,835	196,501	(37.0)
Operating expenses	104,191	129,932	(19.8)
Operating profit	19,644	66,569	(70.5)
Refining Segment
Operating revenues	703,571	870,703	(19.2)
Operating expenses	680,494	934,338	(27.2)
Operating profit	23,077	(63,635)	—
Marketing and Distribution Segment
Operating revenues	783,091	816,763	(4.1)
Operating expenses	752,791	778,244	(3.3)
Operating profit	30,300	38,519	(21.3)
Chemicals Segment
Operating revenues	218,457	253,456	(13.8)
Operating expenses	204,842	266,406	(23.1)
Operating profit	13,615	(12,950)	—
Corporate and others
Operating revenues	521,869	716,484	(27.2)
Operating expenses	524,074	718,651	(27.1)
Operating profit	(2,205)	(2,167)	1.8

(1)	Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold externally to other customers.

In 2009, the operating revenues of this segment were RMB 123.8 billion, representing a decrease of 37.0% over 2008.This is mainly attributable to the decrease in the selling price of crude oil.

In 2009, this segment sold 40.24 million tonnes of crude oil and 7.03 billion cubic meters of natural gas, representing an increase of 2.1% and 2.2% respectively over 2008. The average realized price of crude oil and natural gas were RMB 2,409 per tonne and RMB 959 per thousand cubic meters respectively, representing a decrease of 43.6% and an increase of 1.9% respectively over 2008.

In 2009, the operating expenses of this segment were RMB 104.2 billion, representing a decrease of 19.8% over 2008. The was mainly due to the decrease of special oil income levy by RMB 25.7 billion over 2008 caused by the decrease of the selling price of crude oil.

In 2009, the unit cash operating cost for oil and gas was RMB 642.6 per tonne, representing an increase of 1.9% over 2008.

In 2009, the segment tried its best to stabilize/increase the production. The segment’s operating profit was RMB 19.6 billion, representing a decrease of 70.5% over 2008, which was mainly caused by substantial decline in prices of crude oil year on year.

(2)	Refining Segment

Business activities of the refining segment include purchasing crude oil from third parties or from the exploration and production segment of the Company and processing crude oil into refined products, selling gasoline, diesel and kerosene to the marketing and distribution segment of the Company, selling a portion of feedstock oil to the chemicals segment of the Company, and selling other refined petroleum products to both domestic and overseas customers.

In 2009, the operating revenues of this segment was RMB 703.6 billion, representing a decrease of 19.2% against 2008. This was mainly attributable to the decrease in prices of the products.

The following table sets forth the sales volumes, average realized prices and the respective rates of change of the Company’s major refined oil products of the segment from 2008 to 2009.

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne)
	Years ended 31 December		Change	Years ended 31 December		Change
	2009	2008	(%)	2009	2008	(%)

Gasoline	31,343	28,725	9.1	5,591	5,586	0.1
Diesel	63,095	68,725	(8.2)	4,646	4,934	(5.8)
Chemical feedstock	26,983	23,604	14.3	3,333	5,983	(44.3)
Other refined petroleum products	44,075	41,895	5.2	3,208	4,391	(26.9)

In 2009, the segment’s sales revenues of gasoline were RMB 175.2 billion, representing an increase of 9.2% over 2008.

In 2009, the sales revenues of diesel were RMB 293.1 billion, representing a decrease of 13.6% against 2008.

In 2009, the sales revenues of chemical feedstock were RMB 89.9 billion, representing a decrease of 36.3% against 2008.

In 2009, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 141.4 billion, representing a decrease of 23.1% against 2008.

In 2009, this segment’s operating expenses were RMB 680.5 billion, representing a decrease of 27.2% over the same period of 2008, which is mainly attributable to the decrease of crude oil processing cost caused by decrease of crude oil sales price.

In 2009, the average unit cost of crude oil processed was RMB 2,911 per tonne, representing a decrease of 41.9% against 2008. Refining throughput was 167.08 million tonnes (excluding the volume processed for third parties), representing an increase of 0.9% against 2008. And the total costs of crude oil processed were RMB 486.3 billion, representing a decrease of 41.4% against 2008.

In 2009, the refining margin was RMB 309 per tonne, an increase of RMB 722 per tonne over 2008, mainly due to reform on prices, taxation and fees of oil products carried out in China, and the optimization of production scheme by the company, as well as adjustment in product mix, sustained high load operations, which, as a result, reversed the huge losses made in the past.

In 2009, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 136 per tonne, representing an increase of RMB 6.4 per tonne, i.e. 4.9% compared with 2008. This was mainly due to lower quality of crude oil and the higher cost in upgrading oil products quality.

In 2009, the segment’s operating profit was RMB 23.1 billion, an increase of RMB 86.7 billion compared with 2008.

(3)	Marketing and Distribution Segment

The business of marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In 2009, the operating revenues of this segment were RMB 783.1 billion, a decrease of 4.1% compared with 2008.

In 2009, the sales revenues of gasoline, diesel and kerosene were RMB 248.7 billion, RMB 421 billion and RMB 44.4 billion, representing an increase of 2.9% and a decrease of 7.3% and 20.3% respectively compared with 2008.

The following table sets forth the sales volumes, average realized prices, and respective rate of changes of the four major refined oil products categories in 2009 and 2008, including detailed information of retail, distribution and wholesale for gasoline and diesel.

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne)
	Years ended 31 December		Changes	Years ended 31 December		Changes
	2009	2008	(%)	2009	2008	(%)

Gasoline	39,067	37,712	3.6	6,366	6,410	(0.7)
Of which: Retail	31,474	29,833	5.5	6,540	6,524	0.3
Distribution	2,377	2,614	(9.1)	5,554	6,013	(7.6)
Wholesale	5,216	5,265	(0.9)	5,687	5,964	(4.6)
Diesel	82,701	80,649	2.5	5,091	5,629	(9.6)
Of which: Retail	41,941	48,894	(14.2)	5,374	5,704	(5.8)
Distribution	28,143	22,313	26.1	4,844	5,561	(12.9)
Wholesale	12,617	9,442	33.6	4,697	5,402	(13.0)
Kerosene	11,330	9,186	23.3	3,919	6,065	(35.4)
Fuel oil	17,894	11,459	56.2	2,952	3,692	(20.1)

The operating expenses of the segment in 2009 was RMB 752.8 billion, representing a decrease of 3.3% over 2008, which was mainly attributable to the reduction of the purchasing costs of gasoline and diesel.

In 2009, the segment’s unit cash selling expenses of refined oil products per tonne (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization and divided by the sales volume) was RMB163.6/tonne, an increase of 6.8% over 2008, which was primarily attributable to the repair and maintenance expenses for gas station and increase of rental and storage charges.

In 2009, the operating profit of the segment was RMB 30.3 billion, a decrease of 21.3% over 2008, which was basically attributable to smaller price gap resulting from the domestic reform on pricing, taxation and fees of oil products as well as adequate supply and the severe competition in the refined oil products market.

(4)	Chemical segment

The segment was involved in purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

The operating revenue of the chemicals segment in 2009 were RMB 218.5 billion, decreased by 13.8% over 2008, which was mainly attributable to the dramatic drop in chemical product sales prices.

The sales amount of the six major categories of chemical products (namely basic organic chemicals, synthetic fiber monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer) of the segment in 2009 was approximately RMB 201 billion, reduced by 12.7% compared with the same period of the previous year, accounting for 92.0% of the operating revenues of the segment.

The table indicates the sales volumes, average realized prices and rates of change of the six major chemical products of the segment in 2009 and 2008.

	Sales volume			Average realised price
	(thousand tonne)	(RMB/tonne)
	Years ended 31 December		Changes	Years ended 31 December		Changes
	2009	2008	(%)	2009	2008	(%)

Basic organic chemicals	16,663	13,386	24.5	4,296	6,392	(32.8)
Synthetic resin	8,682	7,845	10.7	8,073	10,097	(20.0)
Monomer and polymers for Synthetic fiber	4,692	4,019	16.7	6,519	8,052	(19.0)
Synthetic fiber	1,418	1,353	4.8	9,140	10,488	(12.9)
Synthetic rubber	1,119	988	13.3	11,448	16,180	(29.3)
Chemical fertilizer	1,769	1,659	6.6	1,657	1,729	(4.2)

The operating expenses of the segment in 2009 was RMB 204.8 billion, representing a decrease of 23.1% over 2008, which was mainly attributable to the decrease of the unit cost of raw materials, resulting in the decrease of raw material costs by RMB 60.1 billion.

The segment proactively expanded the market in 2009, strengthened the integration of manufacturing, sales and research, improved customer services and strengthened strategic alliance with important clients and hence achieved operating profit of RMB 13.6 billion, an increase of RMB26.6 billion over 2008.

(5)	Corporate and Others

The business activities of corporate and others mainly consist of import and export business of the Company’s Subsidiaries, research and development activities of the Company, and administrative activities of its headquarter.

In 2009, the operating revenue generated from corporate and others was RMB 521.9 billion, representing a decrease of 27.2% over 2008, which was mainly attributable to the decrease in petroleum and petrochemical product prices, leading to the decrease of revenues from crude oil and refined oil trading business of the trading  subsidiaries. The operating revenue from trading companies was RMB 520.5 billion.

In 2009, the operating expenses of this segment was RMB 524.1 billion, representing a decrease of 27.1% over 2008, which was mainly attributable to the decrease in its trading companies’ purchasing costs. The operating expense from the trading companies was RMB 519.3 billion.

In 2009, the operating losses of this segment were RMB 2.2 billion, flat with that of 2008, of which the operating profit of specialized affiliates like the trading companies amounted to RMB 1.2 billion and the operating loss arising from research affiliates, headquarters and donation activities amounted to RMB 3.4 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOW

The main fund resources of the Company were operating activities and short and long-term loans, and the fund was primarily used as operating expenditures, capital expenditures and repayment of short and long-term borrowings.

(1)	Assets, liabilities and equity
Unit: RMB millions

	At 31 December	At 31 December	Amount of
	2009	2008	Changes

Total assets	877,842	779,172	98,670
Current assets	201,280	165,398	35,882
Non-current assets	676,562	613,774	62,788
Total liabilities	478,989	430,630	48,359
Current liabilities	313,419	286,656	26,763
Non-current liabilities	165,570	143,974	21,596
Equity attributable to equity shareholders of the Company	375,661	327,889	47,772
Share capital	86,702	86,702	—
Reserves	288,959	241,187	47,772
Minority interests	23,192	20,653	2,539
Total equity	398,853	348,542	50,311

At December 31, 2009, the total assets of the Company were RMB 877.8 billion, an increase of RMB 98.7 billion over that at the end of the previous year, of which:

l
The current assets were RMB 201.3 billion, an increase of RMB 35.9 billion over that at the end of the previous year, which was mainly attributable to the dramatic rise in prices of crude oil and other raw materials. The inventories such as crude oil, of the Company increased by RMB 45.6 billion and the accounts receivable of the Company increased by RMB 12.1 billion owing to the rise in prices of oil products and chemical products; in addition, other current assets decreased by RMB 24 billion.

l
The non-current assets were RMB 676.6 billion, an increase of RMB 62.8 billion compared with the end of the previous year, which was primarily attributable to the increase of RMB 53.2 billion in property, plant and equipment as a result of the implementation of the annual investment plan as well as RMB 5.1 billion lease prepayment for land use rights.

The total liabilities were RMB 479 billion, an increase of RMB 48.4 billion compared with the end of the previous year, of which:

l
The current liabilities were RMB 313.4 billion, an increase of RMB 26.8 billion compared with the end of the previous year, which was mostly attributable to the increase of amounts payable of RMB 41.3 billion and bills payable of RMB 4.4 billion as a result of the rise in prices of raw materials, such as crude oil; and the increase of amounts payables such as accounts received in advance and income tax payable of RMB 17.5 billion; in addition, the Company increased direct financing and cut borrowings by RMB 36.4 billion to adjust debt structure.

l
The non-current liabilities were RMB 165.6 billion, an increase of RMB 21.6 billion compared with the end of the previous year, which was mainly attributable to the factors that the Company further adjusted the debt structure, enlarged direct financing and issued medium-term notes of RMB 30 billion.

The equity attributable to shareholders of the Company was RMB 375.7 billion, an increase of RMB 47.8 billion compared with the end of the previous year, which was a rise in reserves.

(2) Cash flow

The following table shows major items of consolidated cash flow statements of 2009 and 2008

Unit: RMB millions

	Years ended 31 December
Main items of cash flow	2009	2008

Net cash flow from operating activities	152,075	66,517
Net cash flow from investing activities	(116,039)	(110,035)
Net cash flow from financing activities	(34,294)	42,820
Increase/ (decrease) of cash and equivalents	1,742	(698)

The net cash generated from the operating activities of the Company in 2009 was RMB 152.1 billion, an increase of RMB 85.6 billion compared with the end of the previous year, which was mainly attributable to the facts that: the profits before taxation were RMB 80.6 billion, an increase of RMB 58.5 billion year on year, and depreciation, depletion and amortization were RMB 50.5 billion, an increase of RMB 4.2 billion year on year; income tax paid reduced by RMB 17 billion than that of the same period of the previous year.

The net cash used in the investing activities of the Company in 2009 was RMB 116 billion, an increase of RMB 6 billion year on year, which was mainly attributable to the year-on-year increase of the capital expenditures because of the annual investment plan.

The net cash outflow from the financing activities of the Company in 2009 was RMB 34.3 billion, an increase of RMB 77.1 billion year on year. The reasons were: firstly, the Company took the opportunity of the favorable economic conditions, enhanced centralized management of capital, controlled cash occupation in form of current assets and the scale of debt, reduced fund deposition and accelerated turnover of fund to improve the efficiency via using funds saved to repay the loans timely.

(3)	Contingent liabilities

Refer to relevant contents in this report “Significant Events” regarding material guarantees and their executions.

(4)	Capital expenditures

Refer to the description on capital expenditures, which is provided in “Business Review and Prospects”.

(5)	Research & development and environmental expenses

Research & development expenses refer to the expenses recognized as expenses during the period. The research & development expenses of the Company in 2009 were RMB 3.816 billion.

The environmental expenses refer to the normal pollutant discharge fees paid by the Company, exclusive of capitalized cost on pollutant processing facilities. In 2009, the company’s environmental expenses were RMB 3.196 billion.

(6)	Measurement of fair values of financial derivatives and related systems

The Company established and completed a decision-making mechanism, business operation process and internal control regarding financial derivatives accounting and information disclosure.

Items subject to measurement of fair values
Unit: RMB millions

Items		Balance as at 1 January2009	Fair value change recognised in profit and loss during the year	Fair value change recognised in equity during the year	Provision for impairment losses during the reporting period	Balance as at 31 December 2009

Financial assets
Among which:
1.	Financial assets at fair value through profit and loss	643	151	—	—	182
	Among which: Derivative financial assets	643	151	—	—	182
2.	Available-for-sale financial assets	154	—	(175)	—	1,461
3.	Cash flow hedges	224	—	111		142
Total financial assets		1,021	151	(64)	—	1,785
Financial liabilities		(546)	(516)	(57)	—	(976)
Investment properties		—	—	—	—	—
Productive biological assets		—	—	—	—	—
Total		475	(365)	(121)	—	809

Information concerning financial assets and liabilities held in foreign currencies

Unit: RMB millions

Items		Balance as at 1 January 2009	Fair value change recognized in profit and loss during the year	Fair value change recognised in equity during the year	Provision for impairment losses during the period	Balance as at 31 December 2009

Financial assets
Among which:

1.	Financial assets at fair value through profit and loss	643	151	—	—	182
	Among which: Derivative financial assets	643	151	—	—	182
2.	Loans and receivables	16,274	—	—	(6)	24,948
3.	Available-for-sale financial assets	31	—	5	—	36
4.	Held-to-maturity investments	—	—	—	—	—
5.	Cash flow hedges	224	—	111	—	142
Total		17,172	151	116	(6)	25,308
Financial liabilities		(46,296)	(516)	(57)	—	(87,767)

Note:
The financial assets and liabilities in foreign currencies held by the Company mainly represent financial assets and liabilities in foreign currencies held by the overseas subsidiaries of the Company in their respective functional currencies.

4	ANALYSIS ON ACCOUNTING STATEMENTS PREPARED UNDER ASBE

The major difference between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statement of the Company from page 193 of this report.

(1) Operating income and operating profit of the Company by segments under ABSE are as follows:

	Years ended 31 December
	2009	2008
	RMB millions	RMB millions

Operating income
Exploration and production segment	123,835	196,501
Refining segment	703,571	829,686
Marketing and Distribution segment	783,091	806,923
Chemicals segment	218,457	253,456
Others	521,869	716,484
Elimination of inter-segment sales	(1,005,771)	(1,358,759)
Consolidated operating income	1,345,052	1,444,291
Operating profit/(loss)
Exploration and production segment	19,893	66,839
Refining segment	23,046	(104,680)
Marketing and Distribution segment	30,280	28,343
Chemical segment	13,098	(13,200)
Others	(2,323)	(2,581)
Financial expenses, investment income and loss from changes in fare value	(3,792)	(3,487)
Consolidated operating profit/(loss)	80,202	(28,766)
Net profit attributable to equity shareholders of the Company	61,290	28,445

Operating profit: In 2009 the Company’s operating profit was RMB 80.2 billion, representing an increase of RMB109 billion year on year, which was mainly attributable to the facts that the Company took actions to expand the market, improve marketing and services, optimize raw material structure and take full advantages of scale and integration, which resulted in better operating performance on the basis of the domestic reform on pricing, taxation and fees of oil products and the gradual increase of the demand for chemical products.

Net profit: In 2009, the Company realized a net profit of RMB 61.3 billion, representing an increase of RMB 32.8 billion or 115.5% over 2008.

(2)	Financial data prepared under ASBE:

	On December	On December	Change of
	31, 2009	31, 2008	amount
	RMB millions	RMB millions

Total assets	866,475	763,297	103,178
Long-term liabilities	164,528	143,062	21,466
Shareholder’s equity	400,585	350,166	50,419

Analysis of changes:

Total assets: The total assets of the Company at the end of 2009 was RMB 866.5 billion, an increase of RMB 103.2 billion over that at the end of the previous year, which was mostly attributable to the increment of noncurrent assets investment such as fixed assets and long-term equity investment of RMB 62.8 billion as a result of the implementation of the annual investment plan; because commodity prices such as the price of crude oil increased significantly compared with the end of the previous year, current assets, such as the inventories of the Company increased by RMB 40.4 billion.

Long-term liabilities: The long-term liabilities of the Company at the end of 2009 was RMB 164.5 billion, an increase of RMB 21.5 billion over that at the end of 2008, which was mainly attributable to further adjustment of liability structure, strengthening of direct financing and issuance of medium-term notes of RMB 30 billion.

Shareholder’s equity: The equity of the Company at the end of 2009 was RMB400.6 billion, an increase of RMB 50.4 billion over that at the end of the previous year, which was primarily attributable to the increase of its profits.

(3)	The results of the principal operations by segment

Segment	Income from principal operations (RMB millions)	Cost of principal operation (RMB millions)	Gross profit margin (%)	Increase/decrease of income from principal operations compared with the preceding year (%)	Increase/decrease of cost of principal operations compared with the preceding year (%)	Increase/decrease of gross profit margin with the preceding year (%)

Exploration and production	123,835	74,470	34.1	(37.0)	5.1	(11.6)
Refining	703,571	540,707	5.3	(15.2)	(39.9)	15.7
Chemicals	218,457	186,565	14.1	(13.8)	(25.6)	13.1
Marketing and distribution	783,091	718,413	8.1	(3.0)	(4.1)	1.1
Others	521,869	518,828	0.6	(27.2)	(27.2)	0.0
Elimination of inter-segment sales	(1,005,771)	(1,003,168)	N/A	N/A	N/A	N/A
Total	1,345,052	1,035,815	13.1	(6.9)	(21.6)	8.5

Note:	Gross profit margin = (Income from principal operations-Cost of principal operations ,tax and surcharges)/Income from principal operations

SIGNIFICANT EVENTS

1	MAJOR PROJECTS

	(1)	Sichuan-to-East China Gas Project

This is a major project under China’s 11th Five-Year Plan. The project consists of two parts, namely, exploration and development of Puguang Gas Field as well as gas purification project; natural gas long-distance transportation pipeline project from Puguang Gas Field to Shanghai. The core section was completed and put into operation at the end of 2009.

	(2)	Fujian Refinery & Ethylene Project

Fujian refinery & ethylene project mainly includes 12 million tpa refinery expansion, 800 thousand tpa ethylene units , and downstream auxiliary utility units. The total investment is expected to be RMB 31.6 billion. With construction starting in July 2005, it was put into commercial operation in November 2009.

	(3)	Tianjin Million Tonnes Ethylene Project

The project mainly includes 1 million tpa ethylene unit, 12.5 million tpa refinery expansion and downstream auxiliary utility units. The total project investment is about RMB 26.8 billion. With construction starting in June 2006, it was fully completed and put into operation on 16 January 2010.

	(4)	Zhenhai Million Tonnes Ethylene Project

This project mainly consists of 1 million tpa ethylene unit, downstream auxiliary utility units. The total project investment is about RMB 21.9 billion. Commenced in November 2006, the construction was mechanically completed on 28 December 2009.

2	ISSURANCE OF CORPORATE BONDS AND INTEREST PAYMENTS

On 24 February 2004, Sinopec Corp. issued ten-year-term corporate bonds of RMB 3.5 billion in mainland China. The credit rating of bonds was AAA. The fixed annual interest rate is 4.61%. On 28 September 2004, the bonds were listed on Shanghai Stock Exchange. For details, please see the relevant announcements in China Securities Journal, Shanghai Securities News and Securities Times of mainland China as well as Economy Daily and South China Morning Post of Hong Kong on 24 February 2004 and 28 September 2004. Till 31 December 2009, the balance of principals for the bonds was RMB 3.5 billion. On 24 February 2010, Sinopec Corp. paid in full the interest for the sixth year of interest accrued.

On 20 February 2008, Sinope Corp. issued bonds with warrants of RMB 30 billion in domestic capital market. The term of bonds was six years and the fixed annual interest rate was 0.8%. On 4 March 2008, the bonds were listed on Shanghai Stock Exchange. For details, please see relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times of mainland China on 18 February 2008. The proceeds have been fully used in accordance with the prospectus. On 22 February 2010, Sinopec Corp. paid in full the interest for the second year of interest accrued.

3	PERFORMANCE OF THE COMMITMENTS BY CHINA PETROCHEMICAL CORPORATION, WHICH HAS OVER 5% OF SHARES OF SINOPEC CORP.

By the end of the reporting period, the major commitments made by China Petrochemical Corporation include:

	i	to comply with the connected transaction agreements;

	ii	to solve issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

	iii	to implement the Re-organisation Agreement (for definition, please refer to prospectus for issuing H shares);

	iv	to grant licenses for intellectual property rights;

	v	to refrain from competition within the industry of the Company;

	vi	to withdraw from business competition and conflict of interests with Sinopec Corp.

The details of the above-mentioned commitments were included in the prospectus for the issuance of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the substantial shareholder.

4	HOLDERS OF HK$11.7 BILLION CONVERTIBLE BONDS ISSUED BY THE COMPANY

As at 31 December
2009
Number of
bonds held
Name of holder	(unit:10,000)

Euroclear	62,496.9
Clearstream	54,503.1

Significant changes of the Company’s profitability, financial position and creditability

None

Information on the Company’s liability and credit changes as well as the cash arrangement for the future annual debt repayment

At the end of 2009, the Company’s liability to asset ratio was 54.6%. The debt ratio was kept stable and there was no material change in the structure. The Company’s domestic credit rating remained AAA on a long-term basis. The Company will primarily use its own fund to repay the due bonds. The shortfall will be obtained through bank loans or direct financing in the capital market.

5	SHARES AND SECURITIES INVESTMENT IN OTHER LISTED COMPANIES HELD BY THE COMPANY

Stock Code	Company Name Abbreviation	Initial Investment Cost	Shares held as Number of Shares Held	a percentage of total shares	Book value Source of shares	Investment at the end of reporting period	Equity Owners’ Equities income for the year	Change during the reporting period	Accounting Entry

384 (HK)	Sino Gas	HK$128 million	210 million shares	6.3%	Acquisition	RMB 136 million	—	—	Long-term
	International Holdings								equity investment
Other securities investment held at end of the reporting period	—	—	—	—		—	—	—	—

Other than the above, Sinopec Corp. didn’t hold any share of non-listed financial entities or companies preparing for being listed in the near future, nor did it trade the shares of any other listed companies.

6	MATERIAL GUARANTEE CONTRACTS AND PERFORMANCE THEREOF
Unit: RMB millions

			Major guarantees externally (excluding guarantees for the non-wholly owned controlled subsidiaries)
Guarantee provider	Relationship with the Company	Name of guaranteed company	Amount	Date of occurrence (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter guaranteed	Whether guarantee for related party (yes or no)Note 1

Sinopec Corp.	the Company	Yueyang Sinopec Corp.	377	December 10, 2003	December 10, 2003	joint and several	No	No	No	No	No
	itself	Shell Coal Gasification			- December 10, 2017	obligations
		Corporation
Sinopec Corp.	the Company	Shanghai Gaoqiao-SK	61	September 22, 2006;	September 22, 2006	joint and several	No	No	No	No	No
	itself	Solvent Co., Ltd.		November 24, 2006;	- September 22, 2011;	obligations
				March 30, 2007;	November 24, 2006
				April 16, 2007	- November 24, 2011;
					March 30, 2007
					- March 30, 2012;
					April 16, 2007
					- April 16, 2012
Sinopec Corp.	the Company	Fujian United	9,166	September 6, 2007	September 6, 2007	joint and several	No	No	No	No	No
	itself	Petrochemical Co.,Ltd.			- December 31, 2015	obligations
Sinopec Shanghai	controlling	Balance of Guarantee by	3			joint and several	No	No	No	No	No
Petrochemical	subsidiary	Sinopec Corp.				obligations
Co., Ltd.		Shanghai Petrochemical
		for its associates
		and joint ventures
Sinopec Yangzi	wholly-owned	Balance of Guarantee by	435			joint and several	No	No	No	No	No
Petrochemical	subsidiary	Sinopec Corp. Yangzi				obligations
Co., Ltd.		Petrochemical for its
		associates and joint ventures
Sinopec Sales	wholly-owned	Balance of Sinopec Corp. Sales	115			joint and several	No	No	No	No	No
Co., Ltd.	subsidiary	Company Limited				obligations
		for its associates and
		joint ventures
Total amount of guarantees											285
provided during the
reporting period Note 2
Total amount of guarantees											10,157
outstanding at the end
of the reporting period Note 2 (A)

6	MATERIAL GUARANTEE CONTRACTS AND PERFORMANCE THEREOF (continued)

Guarantee provider	Relationship with the Company	Name of guaranteed company	Amount	Date of occurrence (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter guaranteed	Whether guarantee for related party (yes or no)Note 1

Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period											None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)										None
Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees Note 3 (A+B)											10,157
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets											2.7%
Guarantees provided for shareholders, de facto controller and related parties (C)											—
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70% (D)											61
The amount of guarantees in excess of 50% of the net assets (E)											—
Total amount of the above three guarantee items Note 4 (C+D+E)											61
Statement of guarantee undue that might be involved in any joint and several liabilities											None
Statement of guarantee status											None

Note 1:	As defined in the Stock Listing Rules of Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Note 3:
Total amount of guarantees is the aggregate of the above “total amount of guarantees outstanding at the end of the reporting period (excluding the guarantees provided for controlled subsidiaries)” and “total amount of guarantees for controlled subsidiaries outstanding at the end of the reporting period”.

Note 4:
“Total amount of the above three guarantee items” is the aggregate of “guarantees provided for shareholders, effective controllers and connected parties”, “amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70%” and “the amount of guarantees in excess of 50% of the net assets”.

Material Guarantees under Performance

The twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp. approved the proposal regarding Sinopec Corp.’s provision of guarantee to Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377 million.

The eighth meeting of the Third Session of the Board of Directors of Sinopec Corp. approved the proposal to provide guarantee to Fujian United Petrochemical Company Limited for its Fujian Refining and Ethylene Joint Venture Project in the amount of RMB 9.166 billion.

Specific statement and independent opinions presented by independent directors regarding external guarantees provided by Sinopec Corp. accumulated up to and during 2009:

We, as independent directors of Sinopec Corp., hereby make the following statement after conducting a thorough checking of external guarantees provided by Sinopec Corp. accumulated up to and during 2009 in accordance with requirements of the domestic regulatory authorities:

Sinopec Corp. itself did not incur any additional external guarantee during the reporting period, the external guarantee amount decreased by RMB 184 million compared to last year. External guarantees provided before 2009 have been disclosed in detail in the annual report of 2008. The balance of external guarantees provided by Sinopec Corp. accumulated up to the year of 2009 was RMB 10.157 billion, accounting for 2.7% of net assets approximately.

We hereby present the following opinions:

Sinopec Corp. shall continue to strengthen management and proactively monitor guarantee risk. Sinopec Corp. shall continue to follow the approval and disclosure procedures strictly for new external guarantees incurred thereafter in accordance with relevant provisions for guarantees.

7	GENERAL MEETINGS OF SHAREHOLDERS

During the reporting period, Sinopec Corp. held two general meetings of shareholders in strict compliance with the procedures of notification, convening, holding of shareholders’ meetings as stipulated in relevant laws, rules and regulations and the Articles of Association of Sinopec Corp. as follows:

(1) The 2008 Annual General Meeting was held in Beijing on 22 May 2009;

(2) The First Extraordinary General Meeting for the Year 2009 was held in Beijing on 15 October 2009.

For details, please refer to resolution announcements published in China Securities Journal, Shanghai Securities News, Securities Times, and the websites of Hong Kong Stock Exchange on the next working day after the holding of general meeting of shareholders.

8	ASSETS TRANSACTIONS

Please refer to the section “Other Significant Connected Transactions incurred during This Year”.

9	MATERIAL LITIGATIONS AND ARBITRATIONS

During the reporting period, the Company was not involved in any material litigations or arbitrations.

10	INSOLVENCY AND RESTRUCTURING

During the reporting period, the Company was not involved in any such matters.

11	TRUSTEESHIP, CONTRACTING AND LEASE

During the reporting period, Sinopec Corp. was not involved in any events regarding significant trusteeship, contracting or lease of any other company’s assets, nor placing its assets to or under any other companies’ trusteeship, contracting or lease that is subject to disclosure.

12	OTHER MATERIAL CONTRACTS

During the reporting period, Sinopec Corp. didn’t have any omission from disclosure of any other material contracts that are subject to disclosure.

13	ENTRUSTED CASH MANAGEMENT

During the reporting period, Sinopec Corp. didn’t entrust or continue to entrust any others to carry out cash assets management on its behalf.

14	ASSETS MORTGAGE

On 31 December 2009, the details of the company’s assets mortgage were listed in Note 30 to the financial statements compiled according to the International Financial Reporting Standards.

15	THE APPROPRIATION OF NON-OPERATIONAL FUNDS BY THE CONTROLLING SHAREHOLDERS OF LISTED COMPANIES AND OTHER CONNECTED PARTIES

Not applicable

16	THE DETAILED IMPLEMENTATION OF THE EQUITY INCENTIVE PROGRAM DURING THE REPORTING PERIOD

Sinopec Corp. didn’t implement any equity incentive program during the reporting period.

CONNECTED TRANSACTIONS

1	AGREEMENTS CONCERNING CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION

Prior to overseas listing, in order to ensure the smooth continuation of production and business transacted between the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

	(1)	Agreement for the mutual supply of ancillary services for products, production and construction services (“Mutual Supply Agreement”).

	(2)	China Petrochemical Corporation provides trademarks, patents and computer softwares to the Company for use free of charge.

	(3)	China Petrochemical Corporation provides cultural and educational, hygienic and community services to the Company.

	(4)	China Petrochemical Corporation provides leasing service of lands and certain properties to the Company.

	(5)	China Petrochemical Corporation provides comprehensive insurance to the Company.

	(6)	China Petrochemical Corporation provides shareholders’ loans to the Company.

	(7)	The Company provides franchise licences for service stations to China Petrochemical Corporation.

On 31 March 2006, Sinopec Corp. and China Petrochemical Corporation entered into Supplementary Agreement of Connected Transactions. The term of Mutual Supply Agreement and Cultural, Hygienic and Community Services Agreement was amended to commence on 1 January 2007 and end on 31 December 2009.

On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into new Supplementary Agreement of Connected Transactions. The terms of Mutual Supply Agreement and Cultural, Hygienic and Community Services Agreement were amended to commence on 1 January 2010 and end on 31 December 2012. The term of original Intellectual Property License Agreement was extended to 31 December 2019.

The resolution in relation to the continuing connected transaction for the three years from 2010 to 2012 was approved at the First Extraordinary General Meeting for 2009 held on 15 October 2009. For details of the continuing connected transactions, please refer to relevant announcements published on 24 August 2009 in China Securities Journal, Shanghai Securities News, Securities Times and the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkex.com.hk).

2	DISCLOSURE AND APPROVAL OF CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION COMPLY WITH THE LISTING RULES OF THE HONG KONG AND SHANGHAI STOCK EXCHANGES

Pursuant to the Hong Kong and Shanghai Stock Exchanges Listing Rules, the above continuing connected transactions are generally subject to full disclosure of their nature and the value of the transactions, with prior approvals from independent directors and/or independent shareholders. The Hong Kong and Shanghai Stock Exchanges exempted Sinopec Corp. from fully complying with the listing rules regarding the continuing connected transactions above and conditionally exempted Sinopec Corp. from complying with the obligations of continuous disclosure.

There is no substantial change in the above agreements on continuing connected transactions during the reporting period. The accumulated amounts of the connected transactions for the year 2009 of Sinopec Corp. are in compliance with the relevant requirements of the Listing Rules of the Hong Kong and Shanghai Stock Exchanges. For detailed implementation of connected transaction agreements, please refer to Item 3 below.

3	CONNECTED TRANSACTIONS INCURRED ENTERED INTO BY THE COMPANY DURING THE YEAR

The aggregate amount of connected transactions actually incurred of the Company during the year was RMB 297.712 billion, of which, expenses amounted to RMB 134.958 billion, and revenues amounted to RMB 162.754 billion (including RMB 162.671 billion of sales of goods and services, RMB 38 million of interest income, RMB 45 million of agency commission receivable). In 2009, the products and services provided by China Petrochemical Corporation and its subsidiaries (procurement, storage, exploration and production services and production-related services) to the Company were RMB 96.179 billion, representing 7.63% of the Company’s operating expenses for the year 2009. The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 3.329 billion, representing 0.26% of the operating expenses of the Company for 2009. In 2009, the product sales from the Company to China Petrochemical Corporation amounted to RMB 49.576 billion, representing 3.69% of the Company’s operating revenue. With regardto the Leasing Agreement for properties the amount of housing rental paid by the Company for the year 2009 was RMB 419 million.

Sinopec Corp. held the second meeting of Fourth Session of the Board of Directors on 21 August 2009, which approved the adjustment of the annual cap for providing community services by China Petrochemical Corporation to the Company to RMB 3.5 billion and the annual cap to the SPl Fund to Sinopec Corp. to RMB 1.8 billion. In 2009, the SPl Fund payable by the Company was RMB 1,612 billion, and the payable rental of land amounted to RMB 4.225 billion.

The amount of each category of continuing connected transactions between the Company and China Petrochemical Corporation did not exceed its respective cap approved at the general meeting and Board of Directors.

     Connected sales and purchases table: Unit: RMB millions

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
Connected party	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
China Petrochemical Corporation	49,621	3.69%	104,366	8.28%
Other connected parties	113,095	8.41%	29,547	2.34%
Total	162,716	12.10%	133,913	10.62%

Notes:
Principle of pricing for connected transactions: (1) Government-prescribed prices and government-guided prices are adopted for products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

Please refer to Note 37 to the financial statements prepared under the IFRS in this annual report for details of the connected transactions actually incurred during this year.

The above mentioned connected transactions in 2009 have been approved at the 5th meeting of the Four Session of the Board of Directors of Sinopec Corp.

The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:

	(1)	the transactions have been approved by the Board of Directors;

	(2)	the considerations for the transactions have been consistent with the pricing policies as stated in the relevant agreements;

	(3)	the terms of the transactions have been conducted in accordance with the terms of the respective agreements and documents governing the respective transactions; and

	(4)	the relevant actual amounts have not exceeded the relevant proposed caps proposed in the announcements.

After reviewing the above connected transactions, the independent directors of Sinopec Corp. have confirmed that:

	(1)	The transactions have been entered into by Sinopec Corp. in its ordinary course of business;

	(2)	The transactions have been entered into based on one of the following terms:

(a) on normal commercial terms;

(b) on terms not less favorable than those available from/to independent third parties; or

(c) on terms that are fair and reasonable to the shareholders of Sinopec Corp., where there is no available comparison to determine whether item (a) or (b) is applicable; and

	(3)	The total value of each category of transactions did not exceed its respective cap.

4	OTHER SIGNIFICANT CONNECTED TRANSACTIONS INCURRED DURING THIS YEAR

4.1
The Acquisition of the assets and equity interests of the refined oil product pipelines of China Petrochemical Corporation and its subsidiaries, Qingdao Petrochemical Corporation, and Shijiazhuang Chemical Fiber Corporation and disposal of chemical fertilizer equipments assets of Jinling Branch Company of China Petrochemical Corporation

The 27th Meeting of the Third Session of the Board was held on 27 March 2009, at which the “Proposal Concerning The Acquisition of the assets and equity interests of the refined oil product pipelines of China Petrochemical Corporation and its subsidiaries, Qingdao Petrochemical Corporation, and Shijiazhuang Chemical Fiber Corporation and disposal of Chemical Fertilizer Equipments Assets of Jinling Branch Company of China Petrochemical Corporation” was approved. The consideration for the acquisition is RMB 1.839 billion. The consideration for the sale is RMB 157 million. For details, please refer to relevant announcements disclosed in China Securities Journal, Shanghai Securities News and Securities Times in mainland China on 30 March 2009 and on the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkex.com.hk).

4.2	The Acquisition of all of the assets of six research institutes and all of the equities of 5 enterprises from the Asset Management Company of China Petrochemical Corporation

The 2nd Meeting of the Fourth Session of the Board was held on 21 August 2009, at which the “Proposal Concerning the Acquisition of All of the Assets of Six Research Institutes and All Equities of 5 Enterprises from Asset Management Company of China Petrochemical Corporation” was approved. The consideration for the acquisition is RMB 3.946 billion. For details, please refer to relevant announcements disclosed in China Securities Journal, Shanghai Securities News and Securities Times in mainland China on 24th August 2009 and on the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Stock Exchange (http://www.hkex.com.hk).

5	FUNDS PROVIDED BETWEEN CONNECTED PARTIES
Unit: RMB millions

	Fund to Connected Parties		Fund from Connected Parties
	Amount		Amount
Connected Parties	incurred	Balance	incurred	Balance

China Petrochemical Corporation	(1,884)	558	105	10,970
Other connected parties	(557)	21	—	—
Total	(2,441)	579	105	10,970

CORPORATE GOVERNANCE

1	IMPROVEMENT ON CORPORATE GOVERNANCE DURING THE REPORTING PERIOD

During the reporting period, Sinopec Corp. committed itself to standard operation and further enhancement of corporate governance.

The Company improved corporate governance structure. On 22 May 2009, Sinopec Corp. elected the members of the Fourth Session of Board of Directors and the members of the Fourth Session of Board of Supervisors on 2008 Annual General Meeting of the Shareholders. Mr. Su Shulin was elected as the Chairman of the new Board of Directors, and Mr. Wang Tianpu and Mr. Zhang Yaocang were elected as Vice Chairman. The Fourth Session of Board of Directors also appointed senior management and the Strategic Committee, the Audit Committee and the Remuneration & Performance Evaluation Committee of the Fourth Session of Board. The new Board of Supervisors elected Mr. Wang Zuoran as the Chairman and Mr. Zhang Youcai as the Vice Chairman of the Board of Supervisors. The foundation of the scientific management and decision-making of the company was established by intensifying the occupational training and the sense of responsibility of all directors, supervisors and senior management.

Reinforce the building of basic system.

In accordance with the Company’s actual conditions as well as the domestic and overseas laws and regulations, Sinopec Corp. revised the “Articles of Association”, “Rules and Procedures for Shareholders’ Meetings”, “Rules and Procedures for Board of Directors’ Meetings,” and “Rules and Procedures for Board of Supervisors’ Meetings” as well as “Rules concerning the Company’s Shares held by Directors, Supervisors and Senior Management and the changes of Shares”. “Working Rules on Audit Committee to Board of Directors” of the Company defined the Audit Committee’s working procedure for annual report formulation and disclosure in detail. The Company’s “Information Disclosure Rules” provided for the accountability for information disclosure error, information confidentiality and the obligation of confidentiality of insider information users. Pursuant to “Basic Norms of Internal Control of Enterprise” and the Company’s actual situations, the Company further revised the “Internal Control Manual” which was examined and approved on the 4th Meeting of Fourth Session of Board of Directors.

The company further improved information disclosure and the relationship with investors, strengthened communication with the investors and timely reflected the investors’ opinions to the management. The Company’s transparency is continuously enhanced and reviewed favorably by the capital market.

The Company has fully completed the rectifications to various special corporate governance activities required by the China Securities Regulatory Commission (CSRC). During the reporting period, Sinopec Corp., the Board of Directors and current directors, supervisors, senior management, shareholders and de facto controller of Sinopec Corp. were not inspected by CSRC, or punished or criticized through circular by CSRC, Hong Kong Securities and Futures Commission and Securities and Exchange Commission of the United States, or publicly condemned by Shanghai Stock Exchange, Hong Kong Stock Exchange, New York Stock Exchange and London Stock Exchange.

2	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

During the year ended 31 December 2009, the directors, supervisors and other senior management of Sinopec Corp. have not held any shares of Sinopec Corp.

During the reporting period, the directors, supervisors and other senior management of Sinopec Corp. and their associates did not hold shares, bonds or any interest or short position in the shares (including any interest or short position in shares that is regarded or treated as being held in accordance with the “Securities and Futures Ordinance”) of Sinopec Corp. or any affiliated corporation, (Please refer to definitions of Article 15 of Securities and Futures Ordinance) which, according to Article 7 and 8 of Part 15 of “Securities and Futures Ordinance”, shall be informed to Sinopec Corp. and Hong Kong Stock Exchange, or pursuant to Article 352 of “Securities and Futures Ordinance”, shall be registered on the indicated register as required by the ordinance, or subject to the “Standard Code for Securities Transactions by Directors of Listed Companies” contained in the Listing Rules, shall be informed to Sinopec Corp. or Hong Kong Stock Exchange.

3	CONFIRMATION OF INDEPENDENCE OF THE INDEPENDENT DIRECTORS AND OVERVIEW OF THEIR PERFORMANCE OF DUTIES

As required by the Hong Kong Stock Exchange, Sinopec Corp. makes the following confirmations concerning the independence of its independent directors: Sinopec Corp. has received annual confirmation letters from all the independent non-executive directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. Sinopec Corp. takes the view that all independent non-executive directors are independent.

During the reporting period, the independent directors of Sinopec Corp. were committed to carrying out the working rules of independent directors and fulfilling their duties and fiduciary obligations as specified in the relevant laws, regulations and the Articles of Association and closely monitored the business operation and development of the Company. They inspected the subsidiaries of the Company on-site, reviewed the relevant documents with due care, actively attended meetings of the Board of Directors and the professional committees to the Board of Directors (Please refer to the Report of the Board of Directors in this annual report for detailed information on attendance of meeting), rendered independent opinions on connected transactions, guarantees, appointment and removal of senior management and provided many constructive comments and suggestions relating to the Company’s corporate governance, reform and development, production and operation etc. During the performance of their duties of independent directors, they objectively and independently protected the legal interests of shareholders, in particular, the interests of the minority shareholders.

4	SEPARATION BETWEEN SINOPEC CORP. AND ITS CONTROLLING SHAREHOLDER

The Company is independent of controlling shareholders in terms of, among other things, business, assets and finances. The Company has an independent and complete business and independent capacity of operation.

5	IMPROVEMENT AND IMPLEMENTATION OF INTERNAL CONTROL SYSTEM

For details of this issue, please refer to the Company’s Management Report on Internal Control.

6	SENIOR MANAGEMENT EVALUATION AND INCENTIVE SCHEMES

Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance evaluation standard and incentive and constraint schemes for the directors, supervisors and other senior management. Sinopec Corp. implements various incentive schemes such as “Measures of Sinopec Corp. for the Implementation of Remuneration for Senior Management” and “Interim Measures of Sinopec Corp. for the Management of Annual Performance Evaluation” .

7	CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH THE LISTING RULES OF HONG KONG STOCK EXCHANGE)

(1)	Compliance with “Code on Corporate Governance Practices”

Sinopec Corp. commits itself to standard operation so as to improve its corporate governance and to achieve sustainable development. Sinopec Corp. has fully complied with the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules during the year ended 31 December 2009.

	A	Board of Directors

	A.1	Board of Directors

a.
Board meetings shall be held at least once a quarter. The Board will generally communicate on meeting time and subject matters 14 days in advance. The documents and materials for the meeting will generally be dispatched 10 days in advance to each and every director. In 2009, Sinopec Corp. held 5 Board meetings. For information about attendance, please refer to the Report of the Board of Directors of this annual report.

		b.	Each Board member may submit proposals to be included in the agenda for Board meetings, and each and every director is entitled to request other related information.

c.
The Secretary to the Board shall assist the directors in handling the routine tasks of the Board, continuously provide the directors with and keep them informed of any regulation, policy and other requirements as promulgated by domestic and overseas supervisory bodies in relation to corporate governance and ensure that the directors observe domestic and overseas laws and regulations as well as the Articles of Association etc. when performing their duties and responsibilities.

	A.2	Chairman and Executive President

Mr. Su Shulin serves as the Chairman of the Board and Mr. Wang Tianpu serves as the President. The Company’s Board Chairman is elected by a simple majority vote, while the President is nominated and appointed by the Board. The duties and responsibilities of the Chairman and the President are separate and the scope of their respective duties and responsibilities are set forth in the Articles of Association.

	A.3	Board Composition

a.
The Company’s Board of Directors were re-elected with the approval of 2008 annual general meeting of shareholders. And the new Board of Directors consists of 15 members with extensive professional and management experiences (Please refer to the Section of Directors, Supervisors, Other Senior Management and Employees in this report for detailed information). Among the 15 members, 5 are executive directors and 10 are non-executive directors, among which, 5 are independent non-executive directors covering one third of the total number. The number of non-executive directors is more than half of the Board.

b.
Sinopec Corp. has received from each independent non-executive director a letter of confirmation for 2009 regarding its compliance with relevant independence requirements set out in rule 3.13 of the Listing Rules. Sinopec Corp. considers that each of the independent non-executive directors is independent.

	A.4	Appointment, Re-election and Removal

		a.	Term of each session of all the directors (including non-executive directors) is 3 years, and the consecutive terms of office of an independent non-executive director shall not exceed 6 years.

		b.	All directors have been elected at the general meeting of shareholders. the Board is not authorised to appoint temporary directors.

		c.	For each newly appointed director, Sinopec Corp. arranged for professional consultants, including PRC and Hong Kong lawyers, to conduct relevant training.

	A.5	Responsibility of Directors

a.
All the non-executive directors have equal duties and authorities to those of the executive directors. In addition, all the non-executive directors, especially the independent non-executive directors are entitled to certain specific authorities. The Articles of Association and the Rules and Procedures for Board of Directors’ Meetings clearly provide the authorities of directors and non-executive directors including independent non-executive directors, which are published on the website of Sinopec Corp. at http://www.sinopec.com.

		b.	Each of the directors can devote enough time and efforts to the affairs of Sinopec Corp.

c.
Each of the directors confirmed that he has complied with the Model Code during the reporting period. In addition, the Company formulated the Model Code of Securities Transactions by Company Employees and the Rules governing Transactions by Company Directors, Supervisors and Senior Management so as to regulate the activities of Company personnel in purchase and sale of the securities of the Company.

	A.6	Supply of and Access to Information

a.
The meeting agenda as well as other reference documents of the Board and each professional committee will be distributed in advance prior to the meetings, which enables each member to have sufficient time to review them and to discuss about them comprehensively at meetings. Each and every director may procure all related information in a comprehensive and timely manner, and may seek advices from professional consultants if necessary.

b.
The Secretary to the Board is responsible for organising preparation of materials for Board meetings, including preparation of explanations for each proposed agenda to enable thorough understanding by each director. The President shall provide the directors with necessary information and materials. The director may request the President, or request, via the President, relevant departments to provide necessary information and explanation of the Company.

B	Remuneration of directors and senior management

a.
A Remuneration and Performance Evaluation Committee has been set up and the relevant rules has been formulated. Its members include director Ye Qing, director Li Deshui, director Chen Xiaojin and director Li Chunguang with Ye Qing as the head. Its main duties and authorities include proposing to the Board remuneration plans for directors, supervisors and other senior management.

	b.	The Remuneration and Performance Evaluation Committee has always consulted the Chairman and the President regarding proposed remuneration for other executive directors.

c.
Committee members may obtain independent professional advices when performing their duties and obligations. Costs arising from or in connection with such consultation are borne by Sinopec Corp. Meanwhile, the committee appoints consultants to provide suggestions to the committee. The working expenses of the committee are included in the budget of the Company. In addition, according to the policy of the Company, the senior management and relevant departments of the Company shall actively cooperate with the work of the Remuneration and Performance Evaluation Committee.

C	Accountability and Audit

C.1	Financial Reporting

a.
Directors are responsible for supervising the accounts preparation for each fiscal period, to ensure such amounts truly and fairly reflect the condition of business, performance and cash flow of the Group during such period. The Board approved the Financial Report for the Year 2009 and warranted that there were no material omissions, or misrepresentations or misleading statements in the annual report, and jointly and severally accepted responsibility for the authenticity, accuracy and completeness of the content.

b.
Sinopec Corp. has adopted an internal control mechanism to ensure that the management and its relevant departments have provided sufficient financial data and related explanation and materials to the Board and its Audit Committee.

	c.	The external auditors of Sinopec Corp. made a statement about their reporting responsibilities in the auditor’s report contained in the financial statements.

C.2	Internal control

a.
In 2003, according to the relevant regulatory requirements on internal control in the place of listing, Sinopec Corp. adopted the internal control framework structure recommended in the internationally prevailing COSO (Committee of Sponsoring Organizations) Report, and based upon the Articles of Association and all management systems currently in effect, as well as in accordance with relevant domestic and overseas supervisory regulations, Sinopec Corp. formulated the Internal Control Manual, in which the process control was employed pursuant to business category as well as the jurisdiction guide and its implementation rules were formulated.

	b.	The Board of Directors reviews the updated Internal Control Manual every year; since 2006, the Board reviewed the annual report together with Management’s Report on internal Control.

c.
The management of Sinopec Corp. implemented the responsibilities of internal control, paid attention to trainings of employees, promoted the integration of internal control into operation and management, and cultivated the culture of risk control. Sinopec Corp. conducted a comprehensive internal control review every year, and the implementation of internal control was integrated into its performance evaluation system so as to ensure that the long-term effect mechanism of internal control can be established progressively. The Company has sufficient resources in accounting and financial reporting. Its employees in this regard have appropriate qualitication and experience. The Company also has enough budget for the trainings of relevant employees.

For detailed information of the internal control system during the reporting period, please refer to the Management Report on Internal Control.

	d.	Sinopec Corp. has established its internal audit department and has been equipped with adequate professional personnel, thus the Company has relatively sound internal auditing functions.

C.3	Audit Committee

a.
Members of the Audit Committee include director Liu Zhongli, director Li Deshui and director Xie Zhongyu with director Liu Zhongli as the head. As verified, none of the members had served as a partner or former partner to our current auditior.

	b.	Sinopec Corp. has formulated and promulgated the working rules of the Audit Committee. The written terms of reference are available for inspection at the Company.

c.
At every meeting of the Audit Committee, reviewing opinions shall be prepared and submitted to all the members for any suggestion. The reviewing opinions shall be amended according to the suggestions of the members and shall be submitted to all the members for signature. During the reporting period, the Board and Audit Committee did not have any different opinion.

d.
Committee members may obtain independent professional advices when performing their duties and obligations. Costs arising from or in connection with such consultation are borne by Sinopec Corp. The committee appoints consultants to provide suggestions to the committee. The working expenses of the committee are included in the budget of the Company. Meanwhile, according to the policy of the Company, the senior management and relevant departments of the company shall actively cooperate with the work of the Audit Committee.

e.
The Audit Committee has considered the adequacy of the resources in accounting and financial reporting and the experience of the employees as well as the sufficiency of the training courses provided to employees and the relevant budget. The Audit Committee holds the view that the management of Sinopec Corp. has performed its duties and established an effective internal control system during the reporting period.

D	Delegation by the Board

a.
The Board, the management and each of the Board committees have clear terms of reference. The Articles of Association and the Rules and Procedures for the General Meetings of Shareholders and the Rules and Procedures for the Meetings of Board of Directors set forth the clear scope of duties, authorities and delegation of power of the Board and the management, which are posted on the website of Sinopec Corp. at http://www.sinopec.com.

	b.	The Board committees have clear written terms of reference. The working rules of the Board committees require such committees to report to the Board on their decisions or recommendations.

E	Communication with shareholders

a.
During the reporting period, a separate resolution has always been proposed for each substantially separate issue at the general meetings. All resolutions were subject to voting to ensure the interests of all shareholders. A meeting cirular is given to each shareholder 45 days in advance prior to the general meeting of shareholders (exclusive of the day of the meeting).

b.
Sinopec Corp. arranged for a specific department and personnel to take charge of investors relations, and enhanced communications with investors by way of holding meetings with institutional investors, inviting investors to conduct site visit, setting up investor hotline etc. Sinopec Corp. also offers regulatory provisions of securities and investor recommendations to directors in a timely manner. The shareholders who are entitled to attend the general meeting, their rights, agenda of general meeting and voting procedures etc. were expressly set forth in the circular to shareholders of Sinopec Corp.

c.
The Chairman of the board shall attend and host the annual general meeting as the chairman of such meeting, and arrange the members of Board, senior management to attend the general meeting of shareholders in order to answer the questions of the shareholders.

	(2)	Nomination of directors

The Board of Sinopec Corp. has not established a Nomination Committee, but the nomination of directors has been expressly stated in detail in the Articles of Association and the Rules and Procedures for the General Meeting of Shareholders respectively. The nomination of director may be proposed by shareholders individually or collectively holding over 3% (1% for nomination of independent director candidate) of the total voting shares of Sinopec Corp., the Board of Directors or the Board of Supervisors and submitted to the general meeting of shareholders for approval by way of a proposal.

	(3)	Auditors

At the Annual General Meeting of Sinopec Corp. for the year 2008 held on 22 May 2009, KPMG Huazhen and KPMG were re-appointed as the domestic and overseas auditors of Sinopec Corp. for the year 2009, respectively, and the Board of Directors was authorized to determine their remunerations. As approved at the 5th Meeting of the Fourth Session of the Board of Directors of Sinopec Corp., the audit fee for 2009 was HK$66 million. The financial statements for the year 2009 have been audited by KPMG Huazhen and KPMG. Zhang Jingjing and Zhang Yansheng are Certified Public Accountants in the PRC of KPMG Huazhen.

During the reporting period, both KPMG Huazhen and KPMG did not provide any non-audit service to Sinopec Corp.

KPMG Huazhen and KPMG have provided audit services to Sinopec Corp. for 9.5 years since the second half of 2000, and the first audit engagement letter was entered into in March 2001.

	(4)	Other information about Sinopec Corp.’s corporate governance

Except for their working relationships with Sinopec Corp., none of the directors, supervisors or other senior management has any financial, business or family relationships or any relationships in other material aspects with each other. For information regarding changes in share capital and shareholdings of principal shareholders, please refer to page 7 to page 9; for information regarding general meetings of shareholders, please refer to page 36; for information regarding meetings of the Board of Directors and each professional committee, please refer to page 52 to page 53; for information regarding equity interests of directors, supervisors and other senior management, please refer to page 43; for information regarding resume and annual remuneration of directors, supervisors and other senior management, please refer to page 45; for information regarding auditors please refer to page 47.

8	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES

For details, please refer to the content on the website of Sinopec Corp. at http://www.sinopec.com/big5/ir/index.shtml.

MANAGEMENT’S REPORT ON INTERNAL CONTROL

In 2009, with the aim of comprehensive risk management and based on the basic codes of company internal control, China Petroleum & Chemical Corporation (the “Company”) revised the Internal Control Manual (“the Manual”) and the Detailed Rules for the Implementation of the Manual (the Detailed Rules), and deepened and optimized control contents with the help of informization methods such as ERP system. The Company’s internal control system, an integration of the Manual, the Detailed Rules and regulating systems related to internal control, was further improved.

The Company’s Board of Directors and the management are responsible for establishing a sound internal control system and effectively carrying it out. The aim of internal control is to reasonably guarantee the compliance of its operation and management with regulations and laws, assets security, and authenticity and integrity of financial report and related information, improve the efficiency and effect of operating activities and promote the realization of development strategy o f the Company. The Company’s internal control involves such five elements as internal environment, risk assessment, control activities, information and communication and internal supervision.

Due to its inherent limitations, the internal control can only provide reasonable assurance to achieve the above objectives. In addition, the effectiveness of internal control may vary with changes that occur in internal and external environment and business circumstances of the Company. The Company has established the inspection and supervision mechanism for internal control, enabling prompt remedy measures to be implemented once the internal control deficiencies are identified.

The Company’s Board of Directors has conducted self-assessment of internal control for 2009, and up to 31 December 2009 there had been no significant deficiencies. As for the internal control of the Company over financial reporting, the overall system had been well established, and the implementation had been effective.

1	INTERNAL ENVIRONMENT

The internal environment of the Company has been continuously improved after several years of internal control practice. Based on its strategic target, it has set up a legal and honest business philosophy and a positive value orientation. By adhering to the tenet of “developing enterprise, contributing to the country, rewarding shareholders, servicing the society and benefiting employees” and the business philosophy of “integrity and standardization, cooperation and mutual benefits”, the Company has continuously improved and promoted the Code of Conduct that guides and regulates behavior of employees with a common conduct code, and issued the outline of corporate cultural construction to further push forward the construction of corporate culture. The Company puts emphasis on the education of employees’ morality, clearly defines the qualifications the employees for key positions, establishes incentive and disciplinary mechanism, and through education and training, continuously improves employees’ quality and job competence.

2	RISK ASSESSMENT

According to the target of sustainable development and aiming at the business operation risks, financial reporting risks, risks associated with compliance with internal and external laws and regulations, assets safe guarding risks and fraud risks from business operations, the Company established risk assessment and risk control system on the basis of internal control. Based on relevant requirements of internal control, the Company analyzed key aspects which have significant effects on business operation goals and the objectives of financial reporting, and conducted a comprehensive risk assessment by taking into account issues and deficiencies identified in the internal audit and financial checking and referring to findings made by external auditors. Relevant results of the assessment are used as an important basis for further improving the Manual, perfecting relevant regulatory systems and enhancing internal control. Each branch (subsidiary) supplemented and improved detailed rules for the implementation of internal control and internal management system based on its own risk assessment. These measures gave reasonable guarantee to financial reporting, prevention of internal fraud, assurance of assets security and standardization of management.

3	CONTROL ACTIVITIES

The Company further improved internal control process and control matrix by business category, put process responsible department and the key post of control point in place, and urged employees to perform their duties of internal control. It regularly carries out inspections and tests, and makes rectifications and remedies in time, with internal control increasingly more integrated into daily management. To further the application control of ERP system, the Company sorted out and analyzed current situation of the application of ERP system access. Initial standards for management of ERP access were developed. The requirements for internal control was incorporated into the system. Access checking tools were developed. The Company carried out running tests on a regular basis to ensure system access configuration is under control.

The Company’s management holds an analytical meeting of operating activities every month to review and analyze operating results and key financial indicators. It also reports operating results to the Board of Directors every quarter.

4	INFORMATION AND COMMUNICATION

The Company actively promotes information-management to improve efficiency and results. It has established and applied such systems as ERP system, production & operation command system, supply chain management system, fund centralized management system, e-commerce system for material procurement, IC card system, public open system for key business and total budget management system. The Company has worked out a series of management measures and operation processes to regulate information systems, which have been put into use from the overall level, general control and application control. Information system management division is in charge of controlling and maintaining all information systems.

The Company clarified the communication mechanism of the financial report, and all responsibilities relating to the financial report are specified in the Manual and internal accounting system. There has been a smooth communication between Chief Financial Officer and all divisions, financial division of the head office and financial departments of branches (subsidiaries). Meanwhile, smooth communication are kept between the Company’s management and external environment, as well as its divisions, divisions and branches (subsidiaries), and the Company’s management and the Board of Directors.

As a company that listed on four stock exchanges in and outside China, the Company maintains communication with shareholders and regulatory authorities, and rules and procedures for information disclosure are established for regular information disclosure. The Company received the inspections by regulatory bodies such as China Securities Regulatory Commission, State-owned Assets Supervision and Administration Commission, Board of Supervisors sent by State Council and National Audit Office of the People’s Republic of China.

5	MONITORING

The Board of Directors has established the audit committee to review financial report and internal control. The audit division is responsible for conducting independent inspection on branches (subsidiaries) regularly. Annual report and internal audit report would be subject to the review and approval of the audit committee. The Company has established a system to punish and prevent corruption, set up a hotline for whistle-blowing and on-line reporting website in supervision division, and established procedures and standards for the handling of matters reported and protection system of informers. The Company registered in detail and put on record known litigations, and monitored the progress.

The Company established a two-level routine monitoring mechanism for internal control, which combines comprehensive inspection of the headquarters overall inspection, and self-inspection test of internal control by the branches (subsidiaries). In 2009, the Company developed a detailed evaluation plan on internal control inspection, which has been reviewed and approved by the management, and prior to the inspections provides sufficient training and instructions to the employees involved; after the completion of onsite inspection, the Company conducted comprehensive analysis on the internal control inspection results, and reported the identified internal control deficiencies to the Internal Control Steering Committee and the management. The management has formulated the remedying measures, and has communicated with the external auditors on the identified internal control deficiencies. Through the follow-up review by the Company, all internal control deficiencies regarding financial reporting have been remedied prior to 31 December 2009, without significant internal control defects. Other management issues have also been remedied or remedying measures have been formulated. The remedy has met the requirements.

This internal control report was reviewed and approved at the 5th meeting of the Fourth Session of the Board of Directors on 26 March 2010. The Board of Directors and all its members jointly and severally accept responsibility for the authenticity, accuracy and completeness of the report.

As a Chinese company listed on the New York Stock Exchange of the United States of America, the Company engaged KPMG to audit the internal control over financial reporting as of 31 December 2009, pursuant to Sarbanes-Oxley Act of the United States. KPMG carried out an audit on the internal control over financial reporting in accordance with the Auditing Standard No 5 of Public Company Accounting Oversight Board (United States). The report of KMPG stated that the Company maintained, in all material aspects, effective internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission.

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. is pleased to present their report for the year ended 31 December 2009 for review.

1	MEETINGS OF THE BOARD OF DIRECTORS

During the reporting period, five Board meetings were held, details of which are as follows:

(1) The 27th meeting of the Third Session of the Board of Directors was held in the Headquarter of Sinopec Corp. on 27 March 2009, whereby the Company’s performance of 2008 was reviewed and approved.

(2) The 28th meeting of the Third Session of the Board of Directors was held by way of written resolution on 28 April 2009, at which the First Quarterly Report of 2009 was examined and approved.

(3)
The 1st meeting of the Fourth Session of the Board of Directors was held in the Headquarter of Sinopec Corp. on 22 May 2009. At the meeting, Mr. Su Shulin was elected as the Chairman of the Board and Mr. Wang Tianpu and Mr. Zhang Yaocang were elected as the Vice Chairman; the compositions of the Strategy Committee, the Audit Committee and the Remuneration & Performance Evaluation Committee to the Fourth Board were adjusted; the senior management were appointed.

(4)
The 2nd meeting of the Fourth Session of the Board of Directors was held in the Headquarter of Sinopec Corp. on 21 August 2009, whereby the Company’s performance of the first half of 2009 was reviewed.

(5) The 3rd meeting of the Fourth Session of the Board of Directors was held by way of written resolution on 29 October 2009, whereby the Third Quarterly Reports of 2009 was examined and approved.

For details of each meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the next working day from holdings thereof and on website of Hong Kong Stock Exchange.

2	IMPLEMENTATION OF RESOLUTIONS PASSED AT SHAREHOLDERS’ MEETING BY THE BOARD OF DIRECTORS

During the reporting period, all members of the Board of Directors of Sinopec Corp. carried out their duties diligently and responsibly in accordance with relevant laws and regulations and the Articles of Association, duly implemented the resolutions passed at the shareholders’ meetings, and accomplished the various tasks delegated to them by the shareholders’ meetings.

3	ATTENDANCE OF DIRECTORS AT THE BOARD OF DIRECTORS MEETINGS

During the reporting period, Sinopec Corp. held five Board meetings, the attendance of directors at meetings are as follows:

The Fourth Session of the Board of Directors

Name	Attendance in Attendance by person (times)	proxy (times)

Su Shulin	3	0
Wang Tianpu	3	0
Zhang Yaocang	1	2
Zhang Jianhua	3	0
Wang Zhigang	3	0
Cai Xiyou	3	0
Cao Yaofeng	2	1
Li Chunguang	3	0
Dai Houliang	3	0
Liu Yun	3	0
Liu Zhongli	3	0
Ye Qing	3	0
Li Deshui	3	0
Xie Zhongyu	3	0
Chen Xiaojin	3	0

The Third Session of the Board of Directors

Name	Attendance in Attendance by person (times)	proxy (times)

Su Shulin	2	0
Zhou Yuan	2	0
Wang Tianpu	2	0
Zhang Jianhua	2	0
Wang Zhigang	2	0
Dai Houliang	2	0
Liu Zhongli	2	0
Shi Wanpeng	1	1
Li Deshui	2	0
Yao Zhongmin	1	1
Fan Yifei	1	1

Explanation on attendance by proxy for two consecutive times

Due to official duties, Zhang Yaocang, the Vice President, did not attend the Board meetings in person for two consecutive times, but he reviewed all documents prior to both meetings and delegated the authority of examining and voting for the proposals of the meetings in advance.

4	MEETINGS OF PROFESSIONAL COMMITTEES

During the reporting period, the Audit Committee held four meetings while the Remuneration & Performance Evaluation Committee and Strategy Committee held one meeting respectively, and all the members of these committees had attended the corresponding meetings. Details of those meetings are as follows:

(1) Meetings of the Audit Committee

a.
The 11th meeting of the Third Session of the Audit Committee was held in Beijing, China on 25 March 2009, whereby “Explanation on the Business Performance and Financial Positions for the year 2008”, “Explanation on Audit and Adjustment Issues for 2008”, the Financial Statements for 2008 as audited by KPMG Huazhen and KPMG respectively in accordance with ASBE and IFRS, the “Management Report on Internal Control”, the “Proposal on the Audit Expenses of KPMG Huazhen and KPMG for 2008”, the “Proposal on the Engagement of Domestic and Overseas Auditors for 2009 and Submitting to Annual General Meeting of Shareholders for Approval and Authorizing Board of Directors to Determine their Remunerations”, the “Reports on Auditing Work for 2008 and Plan of Auditing Work for 2009”, were reviewed; the report on auditing of financial report for 2008 by KPMG Huazhen and KPMG was heard and the “Opinions on Reviewing the Financial Statements for 2008 and related issues” was issued.

b.
The 12th meeting of the Third Session of the Audit Committee was held by way of written resolution on 28 April 2009, whereby the “First Quarterly Report of 2009” was reviewed and the “Opinions on Reviewing the Financial Statements for the First Quarter of 2009” was issued.

c.
The 1st meeting of the Fourth Session of the Audit Committee was held in Beijing, China on 19 August 2009, whereby the “Explanation on the Business Performance and Financial Positions for the First Half of 2009”, the “Explanation on Audit and Adjustment Issues for the First Half of 2009”, the Financial Statements for the First Half of 2009 as audited by KPMG Huazhen and KPMG respectively in accordance with ASBE and IFRS and “Report on Auditing Work for the First Half of 2009 and Auditing Work Plan for the Second Half of 2009 ” were reviewed; the Report on Auditing of Financial Report for the First Half of 2009 by KPMG Huazhen and KPMG was heard and “Opinions on Reviewing the Reports for the First Half of 2009” was issued.

d.
The 2nd meeting of the Fourth Session of the Audit Committee was held by way of written resolution on 29 October 2009, whereby the “Third Quarterly Report of 2009” was reviewed and the “Opinions on Reviewing the Third Quarterly Report of 2009” was issued.

	(2)	Meeting of the Remuneration and Performance Evaluation Committee

The 4th meeting of the Third Session of the Remuneration and Performance Evaluation Committee was held in Beijing, China on 25 March 2009, whereby the “Report on Implementation of the Rules of the Remuneration of Directors, Supervisors and Other Senior Management for 2008 and Remuneration and Expenses of Directors and Supervisors of the Fourth Session” was reviewed and the “Opinions on Reviewing the Implementation of the Rules of the Remuneration of Directors, Supervisors and Senior Management and Remuneration and Expenses of Directors and Supervisors of the Fourth Session” was issued.

	(3)	Meeting of Strategy Committee

The 1st meeting of the Fourth Session of Strategy Committee was held in Beijing, China on 19 August 2009, whereby the “Outline on Three-year (from 2009 to 2011) Rolling Development Plan of Sinopec Corp.” was reviewed and the “Opinions on Reviewing the Outline on Three-year (from 2009 to 2011) Rolling Development Plan of Sinopec Corp.” was issued.

5	FINANCIAL PERFORMANCE

The financial results of the Company for the year ended 31 December 2009 prepared in accordance with IFRS and its financial position as at that date and its analysis are set out from page 138 to page 192 in this Annual Report.

6	DIVIDEND

At the 5th meeting of the Fourth Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a dividend of RMB 0.18 per share (including tax) in cash. The final cash dividend per share for distribution would be RMB 0.11 for 2009, the total cash dividend for the year would be RMB 15.606 billion. The distribution proposal will be implemented upon approval by the shareholders at the Annual General Meeting for 2009. The final dividends will be distributed on or before 30 June 2010 (Wednesday) to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on 11 June 2010 (Friday). The register of members of Sinopec Corp.’s H share will be closed from 7 June 2010 (Monday) to 11 June 2010 (Friday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with HKSCC Nominees Limited, at 1712-1716 on 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on 4 June 2010 (Friday of week) for registration.

The dividend will be denominated and declared in RMB, the holders of domestic shares will be paid in RMB and the holders of foreign shares will be paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars will be determined based on the average closing exchange rate of RMB against Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend.

In accordance with the Notice on Taxation of Dividends and Stock (Stock Rights) Transfer Income obtained by Foreign-invested Companies, Foreign Companies and Foreign Citizens (Guoshuifa No.045 [1993]) published by the State Administration of Taxation, foreign individuals holding H Shares are exempted from paying personal income tax for dividends obtained from companies incorporated in PRC that issue H Shares. As stipulated by the Notice on Issues Relating to withholding and Paying of Enterprise Income Tax of Dividends Distributable to Their H-Share Holders Who are Overseas Non-resident Enterprises by Chinese Resident Enterprises published by the State Administration of Taxation (Guoshuihan No. 897[2008]), when Chinese resident enterprises distribute annual dividends for the year 2008 and years thereafter to their H-Share holders who are overseas non-resident enterprises, the enterprise income tax shall be withheld and paid at a uniform rate of 10%. Any H Shares of the Company registered in the name of the non-individual registered shareholder, including HKSCC Nominees Limited, other Nominees, Trustees, or other organizations or groups, shall be treated as shares being held by a non-resident enterprise shareholder. As such, the corporate income tax shall be withheld from the dividend payable to such shareholders. Non-resident enterprises may apply for tax refund in accordance with relevant provisions of taxation agreement (arrangement) after receiving dividends. Shareholders should consult their tax advisers regarding the PRC, Hong Kong and other tax consequences of owning and disposing of the Company’s H shares. If any investor intends to have his name appear on the H share register of members of the Company, please kindly enquire about the relevant procedures with your nominees or trustees. The company has no responsibility and shall not be responsible for confirming the identities of the shareholders. The Company will strictly comply with the law, and withhold and pay the enterprise income tax on behalf of the relevant shareholders based on the H shares share register of members of the Company on the registration date. The Company will not accept any requests relating to any delay in confirming the identity of the shareholders or any errors in the identity of the shareholders.

As for Qualified Foreign Institutional Investors (QFII) holding A shares without selling conditions of the Company, the Company will withhold corporate income tax as per the tax rate of 10% according to the provisions of the “Notice on Withholding of Corporate Income Tax of Dividend, Bonus and Interest Paid by Chinese Resident Enterprise to QFII “(Guo Shui Han [2009] No. 47)issued by the State Administration of Taxation on January 23, 2009.

Generally speaking, an individual shareholder of H shares or an individual holder of American Depository Shares (ADSs) who is resident and domiciled in the UK will be liable for UK income tax on dividend received from Sinopec Corp. (after deducting relevant pre-tax deductions and tax credit). Where an individual shareholder of H shares receives a dividend from Sinopec Corp. without any deduction of tax, the amount of income as the basis of calculating tax liability is the gross amount of the dividend and this is taxed at the applicable rate (currently 10% in case of a taxpayer subject to a basic rate or a lower rate, and 32.5% in case of a taxpayer subject to a higher rate). Where tax is withheld from the dividend, credit may be claimed against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. If such a withholding is required, Sinopec Corp. will assume responsibility for withholding that tax regarding the income deriving from the PRC. The current China-UK Double Taxation Preveation Agreement provides that the maximum withholding tax on dividend payable by a Chinese-domiciled company to UK residents is generally limited to 10% of the gross dividend.

Individual holders of H Shares or holders of ADSs who are UK resident but are not domiciled in the UK (and have submitted a claim to that effect to the UK Inland Revenue), will generally only be liable for income tax on any dividend received from Sinopec Corp. to the extent that it is repatriated to the UK.

Generally speaking, a shareholder of H shares or a holder of ADSs which is a UK resident for tax purposes will be liable for UK income tax or corporation tax (as appropriate and at the rates of tax applicable to the shareholder or holder) on any dividend received from Sinopec Corp., with double tax relief available for withholding tax imposed. In certain cases (not to be discussed here), a shareholder of H shares or a holder of ADSs which is a UK resident for tax purposes may be entitled to relief for “underlying” tax paid by Sinopec Corp. or its subsidiaries.

The cash dividend declared by the Company in the previous three years

	2009	2008	2007
Cash dividends (RMB/share)	0.18	0.12	0.165
Dividend to net profit ratio of the year (%)	25.5	36.6	25.6

The total cash dividend declared by Sinopec Corp. during the three years from 2007 to 2009 was RMB 0.465 per share, which is equivalent to 83.05% of the annual average net profit per share during the same period. It fulfilled the refinancing conditions in the domestic securities market provided by the “Decisions on Modifying Provisions Concerning Cash Dividends of Listed Companies” issued by China Securities Regulatory Commission (CSRC).

7	MAIN SUPPLIERS AND CUSTOMERS

During the reporting period, the total amount of purchases from the five largest suppliers of Sinopec Corp. represented 42.5% of the total amount of purchase by Sinopec Corp., of which purchases from the largest supplier represented 22.2% of the total. The total amount of sales to the five largest customers of Sinopec Corp. represented 8% of the total amount of sales of Sinopec Corp., of which sales to the largest customer represented 4% of the total.

During the reporting period, except for the connected transactions with the controlling shareholder, China Petrochemical Corporation, and its subsidiaries, as disclosed in Connected Transaction section of this Annual Report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding over 5% shares of Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

8	BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of Sinopec Corp. as of 31 December 2009 are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.

9	FIXED ASSETS

During the reporting period, changes to the fixed assets of Sinopec Corp. are set out in note 18 to the financial statements prepared in accordance with IFRS in this annual report.

10	RESERVES

During the reporting period, changes to the reserves of Sinopec Corp. are set out in the Consolidated Statement of Changes in Equity in the financial statements prepared in accordance with IFRS in this annual report.

11	DONATIONS

During the reporting period, the amount of philanthropy donations made by Sinopec Corp. totaled around RMB 170 million.

12	PRE-EMPTIVE RIGHTS

Pursuant to the Articles of Association of Sinopec Corp. and the laws of the PRC, Sinopec Corp. is not subject to any pre-emptive rights requiring it to issue new shares to its existing shareholders in proportion to their shareholdings.

13	PURCHASE, SALES AND REDEMPTION OF SHARES

During the reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any securities of Sinopec Corp.

14	RISK FACTORS

In the course of its production and operations, Sinopec Corp. actively takes various measures to mitigate operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties below.

Variation Risks in Macro-economic Situation: The operating results of the Company are closely related to the economic situation of China and the world. Although many countries are adopting macroeconomic policies to eliminate the negative influences resulting from the financial crisis, there still exists uncertainties as to the time and nature of the recovery of the global economy and world financial market. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely to be resulted from regional trade agreements and etc..

Cyclic Effects: The majority of the operational revenue of the Company comes from the sales of refined oil products and petrochemical products, and part of the operation and its related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated energy covering up, middle and down stream business it can only counteract the adverse influences of periodicity of the industry to some extent.

Macroeconomic Policies and Government Regulation: Although the government is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing crude oil and natural gas production license, issuing crude oil and refined oil products business license, setting maximum retail, distribution and wholesale prices for gasoline and diesel, and ex-refinery price for jet fuels, the imposing of the special oil income levy and other tax and fees, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards; meanwhile, the changes may also occur to  macroeconomic and industry policies such as: further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax. Such regulations may have material effect on the operations and profitability of the Company.

Change of Environmental Legal Requirements: Our production activities produce waste water, gas and solid. The Company has built up supporting effluent treatment systems to prevent and reduce pollution. The relevant government authorities may issue and implement stricter environmental protection laws and regulations, adopt stricter environment protection standards. Under the aforesaid situation, the Company may incur more expenses in relation to the environment protection accordingly.

Uncertainties with Additional Oil and Gas Reserves: The Company’s ability to achieve sustainable development is dependent to a certain extent on our ability in discovering or acquiring additional oil and natural gas reserves. To obtain additional oil and natural gas reserves, the Company faces inherent risks associated with exploration and development and/or with acquiring activities. The Company has to invest a large amount of money with no guarantee of certainty of obtaining additional reserves. If the Company fails to acquire additional reserves through further exploration and development or acquisition activities, the oil and natural gas reserves and production of the Company will decline over time, which will adversely affect the Company’s financial situation and operation performance.

Risk of External Purchase of Crude Oil: A significant amount of the Company’s demand for crude oil is satisfied through external purchases. In recent years, especially impacted by the international financial crisis, the crude oil prices are subject to wild fluctuations, and the supply of crude oil may even be interrupted due to major incidents. Although the Company has taken flexible counter measures, it may not be fully shielded from risks associated with any wild fluctuation of international crude oil prices and disruption of supply of crude oil.

Operational Risks and Natural Disasters: The process of petroleum chemical production is exposed to risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, grievous injuries to people and major financial losses to the Company. The Company has implemented a strict HSE management system, in an effort to avoid such risks as much as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contigencies.

Investment Risk: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, certain investment risk may exist resulting that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Exchange Rate: At present, China implements an administered floating exchange rate regime based on market supply and demand with reference to a basket of currencies in terms of the exchange rate of RMB. As the Company outsources a significant portion of crude oil in foreign currency which are based on US dollar-denominated international prices, fluctuations in the value of Renminbi against US dollars and certain other foreign currencies may affect our purchasing costs of crude oil.

By order of the Board
Su Shulin
Chairman

Beijing, China
26 March 2010

REPORT OF THE BOARD OF SUPERVISORS

Mr. Wang Zuoran, Chairman of the Board of Supervisors

Dear shareholders:

During the reporting period, the Board of Supervisors, following the principle of good faith, diligently performed the supervision responsibilities, actively participated in the supervision process, carefully reviewed significant decisions in the shareholders’ interests and the Company’s interests according to Company Law of the People’ s Republic of China and “Articles of Association of Sinopec Corp..

During the reporting period, the Board of Supervisors held five meetings in total.

On 27 March 2009, the 13th meeting of the Third Session of the Board of Supervisors was held and the following proposals were reviewed and approved: Annual Financial Report of Sinopec Corp. for 2008, Annual Report of Sinopec Corp. for 2008, Sustainable Development Report of Sinopec. Corp. for 2008, Internal Control Report of Sinopec. Corp. for 2008, Report on the Work of Board of Supervisors of Sinopec Corp. for 2008 and Report on the Work of Third Session of the Board of Supervisors of Sinopec Corp.. Relative resolutions were passed at the meeting.

On 28 April 2009, the 14th meeting of the Third Session of the Board of Supervisors was held and First Quarter Report of Sinopec Corp. for 2009 was reviewed and approved.

On 22 May 2009, the 1st meeting of the Fourth Session of the Board of Supervisors was held and the Chairman and the Vice Chairman of the Board of Supervisors were elected.

On 21 August 2009, the 2nd meeting of the Fourth Session of the Board of Supervisors was held and the following were reviewed and approved: Interim Financial Statement of Sinopec Corp. for 2009, Interim Report of Sinopec Corp. for 2009 and “the Plan of Sinopec Corp. to Purchase Partial Assets and Equity Interests from Sinopec Group Asset Management Co., Ltd.. Relative resolutions were made at the meeting.

On 29 October 2009, the 3rd meeting of the Fourth Session of the Board of Supervisors was held and Third Quarter Report of Sinopec Corp. for 2009 was reviewed and approved.

Moreover, independent supervisors conducted inspection and research in some branch companies, and provided supervision to the production and operation of some subsidiaries.

Through process supervision on significant decision-makings, routine supervision on the operations and inspection and research: the Board of Supervisors hold the following beliefs. in 2009, facing great changes of business environment resulting from the international financial crisis, the Company, deepened study and implementation of the scientific outlook of development and followed the operation principles of “standardization, preciseness and integrity”, It took measures to expand the market, organize the operations of upstream, refineries, chemical and marketing segments carefully, optimize the operating plans, increase production and revenues, and improve profitability. All the aforesaid measures ensured the steady increase of the production and operation of the Company and achieved good operating results.

First, the Board of Directors diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Company’s Articles of Association, and made scientific decisions on major issues concerning capital operation, production and operation, reform and development and so on; and the senior management carried out the resolutions made by the Board of the Directors, focused on expanding market, reinforced the precision management, strived to lower the costs and enhance efficiency  and strengthened the scientific innovation. All of the efforts achieved remarkable results. The Board did not find any behavior of any directors or senior management that violated laws, regulations, the Articles of Association, or is detrimental to the interest of the Company or the shareholders.

Second, the annual financial statement issued by the Company was prepared respectively in accordance with ASBE and IFRS which truly and fairly reflected the Company’s financial status and operation performance. In accordance with ABSE, the Company’s operating income was RMB 1,345.052 billion, the total profit was RMB 80.076 billion, and the net profit attributable to equity shareholders was RMB 61.29 billion; and in accordance with IFRS, the Company’s turnover and other operating revenue was RMB 1,345.052 billion, the earnings before tax was RMB 80.568 billion, and the net profit attributable to equity shareholders was RMB 61.76 billion.

Third, Sinopec Corp. conducted capital operation lawfully and carefully. During the reporting period, the Company acquired, from Sinopec Group or its subsidiaries, property rights of eight oil product pipeline project divisions, equity interest and partial assets in Qingdao Petrochemical Co., Ltd and Shijiazhuang Chemical Fiber Co., Ltd, and acquired all of the assets of six research institutes and all of the equities of 5 enterprises from Sinopec Group Asset Management Company. Meanwhile, the Company disposed of chemical fertilizer equipments of Jinling Branch Company. The operations were strictly in line with relevant laws and regulations. No behaviors detrimental to the interests of non-connected shareholders and the Company such as insider trading were found.

Fourth, all connected transactions complied with supervisory requirements of domestic and overseas places of listing. All connected transactions between Sinopec Corp. and Sinopec Group were in conformity with the relevant rules and regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange. All the connected transactions were conducted on the basis of fair and reasonable price and in line with the principle of “fairness, justness and openness”. Nothing in these transactions was found to be detrimental to the benefits of Sinopec Corp. or the interests of the non-connected shareholders.

In addition, the Company timely disclosed material information according to the regulations of securities supervisory authorities, and the information disclosed was true, accurate and complete.

In the year ahead, the Board of Supervisors will continue to implement the scientific outlook of development, stick to the principles of honesty and good faith, focus on significant decision-making, internal control, connected transactions and information disclosure. The Board of Supervisors will fulfill its duty of supervision, carefully strive to promote the steady growth of the benefits and continuing healthy development of Sinopec Corp. in 2010, and defend the interests of shareholders and the Company.

Wang Zuoran
The Chairman of the Board of Supervisors

Beijing, China
26 March 2010

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(1)	DIRECTORS

Su Shulin, aged 47, Chairman of Board of Directors of Sinopec Corp., President and Secretary of Communist Party of China (CPC) Leading Group of China Petrochemical Corporation. Mr. Su is a professor level senior engineer and obtained a master degree. In January 1999, he was appointed as the President and Deputy Secretary of CPC Committee of Daqing Petroleum Administration Bureau; in October 1999, he served as Vice President of PetroChina Company Limited, and concurrently as Chairman, President, and Secretary of CPC Committee of Daqing Oilfield Company Limited; in August 2000, he served as Vice President, Member of CPC Leading Group of China National Petroleum Corporation (CNPC) and concurrently as Vice President of PetroChina Company Limited and Chairman, President and Secretary of CPC Committee of Daqing Oilfield Company Limited; in November 2002, he concurrently served as Board Director of PetroChina Company Limited; in December 2002, he served as Vice President, Member of CPC Leading Group of CNPC, and concurrently as Board Director and Senior Vice President of PetroChina Company Limited; in September 2006, he was appointed as Member of Liaoning CPC Provincial Committee and its Standing Committee; in October 2006, he was appointed as Member of Liaoning CPC Provincial Committee and its Standing Committee and Director of its Organization Department; in June 2007, he was appointed as President and Secretary of CPC Leading Group of China Petrochemical Corporation. In August 2007, he was elected as Chairman of Board of Directors of Sinopec Corp. Mr. Su was elected as Alternative Member of 16th and 17th Session of CPC Central Committee.

Wang Tianpu, aged 47, Vice Chairman of Board of Directors and President of Sinopec Corp. Mr. Wang is a professor level senior engineer and obtained a PhD Degree. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Qilu Branch Company; in September 2000, he was appointed as President of Sinopec Qilu Branch Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp.

Zhang Yaocang, aged 56, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Zhang is a professor level senior engineer and obtained a graduate degree of Graduate School. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co. Ltd; in April 2000, he was appointed as Assistant to President of China Petrochemical Corporation and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Jianhua, aged 45, Board Director and Senior Vice President of Sinopec Corp. Mr. Zhang is a professor level senior engineer and obtained a master degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Branch Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Branch Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang, aged 52, Board Director and Senior Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer and obtained a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Oilfield Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Cai Xiyou, aged 48, Board Director and Senior Vice President of Sinopec Corp. Mr. Cai is a professor level senior economist and obtained a master degree. In June 1995, he was appointed as Vice President of Jingzhou Petrochemical Corporation of the former China Petrochemical Corporation; in May 1996, he was appointed as Vice President of Dalian West Pacific Petrochemical Corporation; in December 1998, he was appointed as Vice President of Sinopec Sales Co., Ltd.; in June 2001, he was appointed as Executive Vice President of Sinopec Sales Co., Ltd.; in December 2001, he served as Board Director and President of China International United Petroleum & Chemicals Co., Ltd. (UNIPEC); in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Cao Yaofeng, aged 56, Board Director of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Cao is a professor level senior engineer and obtained a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director Genaral of Shengli Petroleum Administration Bureau of China Petrochemical Corporation and Chairman of Board of Directors of Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of China Petrochemical Corporation; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Li Chunguang, aged 54, Board Director of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Li is a professor level senior engineer and obtained a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Dai Houliang, aged 46, Board Director and Senior Vice President of Sinopec Corp. Mr. Dai is a professor level senior engineer and obtained a PhD Degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation; in December 2004, he served as concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Liu Yun, aged 53, Board Director of Sinopec Corp., Chief Accountant of China Petrochemical Corporation. Mr. Liu is a senior accountant and obtained a master degree. In December 1998, he was appointed as Deputy Director General of Financial Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; and in May 2009, he was elected as Board Director of Sinopec Corp.

Liu Zhongli, aged 75, Independent Non-executive Director of Sinopec Corp. Mr. Liu is a senior economist and obtained a college diploma. In July 1982, he was appointed as Deputy Director General and Member of CPC Leading Group of Heilongjiang Provincial Planning Commission; in May 1983, he was appointed as Director General and Secretary of CPC Leading Group of Heilongjiang Provincial Planning Commission (later as Planning & Economics Commission); in May 1985, he was appointed as Deputy Governor of Heilongjiang Province; in February 1988, he was appointed as Vice Minister and Deputy Secretary of CPC Leading Group of Ministry of Finance; in July 1990, he was appointed as Deputy Secretary General and Deputy Secretary of organizational CPC Leading Group of the State Council; in September 1992, he was appointed as Minister and Secretary of CPC Leading Group of Ministry of Finance; in February 1994, he was appointed concurrently as Director General of State Administration of Taxation; in March 1998, he was appointed as Head and Secretary of CPC Leading Group of Economic System Reform Office of the State Council; in August 2000, he was appointed as Chairman of Board of Trustees and Secretary of CPC Leading Group of National Council for Social Security Funds; in March 2003, he was appointed as Standing Committee Member of the 10th Session of Chinese People﹛Es Political Consultative Conference (CPPCC) and Director General of Economics Committee of CPPCC; in October 2004, he was appointed as President of the Chinese Institution of Certified Public Accountants; in May 2006, he was elected as Independent Non-executive Director of Sinopec Corp. Mr. Liu was elected as Member of 14th and 15th Session of CPC Central Committee.

Ye Qing, aged 76, Independent Non-executive Director of Sinopec Corp. Mr. Ye is a senior engineer and obtained a college diploma. In January 1976, he was appointed as Deputy Director of Revolutionary Committee and Chief Engineer of Jixi Mining Bureau; in March 1982, he was appointed as Vice Minister, Member of CPC Leading Group, Chief Engineer and Secretary of CPC Leading Group of Ministry of Coal Industry; in August 1986, he was appointed as Deputy Director General and Member of CPC Leading Group of National Economy Commission; in May 1988, he was successively appointed as Deputy Director General, Member of CPC Leading Group and Deputy Secretary of CPC Leading Group of State Planning Commission, as well as Director General of State Council Production Commission; in July 1991, he was appointed as Deputy Director and Member of CPC Leading Group of State Planning Commission; from April 1998 to July 2003, he served as Chairman of Board of Directors and Secretary of CPC Leading Group of Shenhua Group Company Limited; from February 1999 to December 2000, he served concurrently as President of Shenhua Group Company Limited; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp. Mr. Ye was elected as Alternate Member of 14th Session of CPC Central Committee and Standing Committee Member of 9th and 10th Session of CPPCC.

Li Deshui, aged 65, Independent Non-executive Director of Sinopec Corp. Mr. Li is a senior engineer, a research fellow, a part time professor at Schools of Economics at both Peking University and Renmin University of China, and obtained a university diploma. In 1992, he was appointed as Deputy Director General of National Economy Comprehensive Department of State Planning Commission; in May 1996, he was appointed as Director General of National Economy Comprehensive Department of State Planning Commission; in November 1996, he was appointed as Vice Mayer of Chongqing City in Sichuan Province; in March 1997, he was appointed as Vice Mayer of Chongqing Municipality directly under the Central Government; in November 1999, he was appointed as Deputy Director General and Member of CPC Leading Group of State Council Research Office; in April 2002, he was appointed as Secretary of CPC Leading Group and Vice President of China International Engineering Consulting Corporation; in March 2003, he was appointed as Secretary of CPC Leading Group and Director General of State Statistics Bureau, Member of Monetary Policy Committee of the People’s Bank of China, and President of China Statistics Institute; in March 2005, he was elected as Vice Chairman of 36th Session United Nations Statistics Commission; in March 2005, he served as Member of 10th Session CPPCC; in April 2006, he was appointed as Member of Economy Commission of CPPCC; in March 2006, he was appointed as Consultant of State Statistics Bureau; in March 2008, he served as Member of 11th Session CPPCC and Deputy Director General of its Economy Commission; in May 2006, he was elected as Independent Non-executive Director of Sinopec Corp.

Xie Zhongyu, aged 66, Independent Non-executive Director of Sinopec Corp. Mr. Xie is a senior engineer and obtained a university diploma. In May 1986, he was appointed as Deputy Director General for both Investigation and Research Office and Policy Research Office in Ministry of Chemical Industry; in November 1988, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in December 1991, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in September 1993, he was appointed as Director General of General Office of Ministry of Chemical Industry; in June 1998, he was appointed as Deputy Director General, Member of CPC Leading Group of State Petroleum and Chemical Industry Bureau; from June 2000 to December 2006, he served as Chairman of the Board of Supervisors for Key Large-scaled State Owned Enterprises; in October 2007, he was elected as Board Director of Nuclear Power Technology Corporation; and in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Chen Xiaojin, aged 65, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer (research fellow level) and obtained a university diploma. In December 1982, he was appointed as President of Tianjin Ship Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China State Shipbuilding Trading Company; from June 1996 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

DIRECTORS OF THE 4TH SESSION OF BOARD OF DIRECTORS

			Position with		Remuneration paid by the Company in 2009 (RMB10,000,	Whether paid by the holding	Shares held at Sinopec Corp. (as at 31December)
Name	Gender	Age	Sinopec Corp.	Tenure	before tax)	Company	2009	2008

Su Shulin	Male	47	Chairman	2009.05-2012.05	—	Yes	0	0
Wang Tianpu	Male	47	Vice Chairman, President	2009.05-2012.05	72.57	No	0	0
Zhang Yaocang	Male	56	Vice Chairman	2009.05-2012.05	—	Yes	0	0
Zhang Jianhua	Male	45	Board Director,	2009.05-2012.05	72.04	No	0	0
			Senior Vice President
Wang Zhigang	Male	52	Board Director,	2009.05-2012.05	72.04	No	0	0
			Senior Vice President
Cai Xiyou	Male	48	Board Director,	2009.05-2012.05	72.04	No	0	0
			Senior Vice President
Cao Yaofeng	Male	56	Board Director	2009.05-2012.05	—	Yes	0	0
Li Chunguang	Male	54	Board Director	2009.05-2012.05	—	Yes	0	0
Dai Houliang	Male	46	Board Director,	2009.05-2012.05	72.04	No	0	0
			Senior Vice President
Liu Yun	Male	53	Board Director	2009.05-2012.05	—	Yes	0	0
Liu Zhongli	Male	75	Independent Non-	2009.05-2012.05	24	No	0	0
			executive Director		(Director’s Fees)
Ye Qing	Male	76	Independent Non-	2009.05-2012.05	14	No	0	0
			executive Director		(Director’s Fees)
Li Deshui	Male	65	Independent Non-	2009.05-2012.05	24	No	0	0
			executive Director		(Director’s Fees)
Xie Zhongyu	Male	66	Independent Non-	2009.05-2012.05	14	No	0	0
			executive Director		(Director’s Fees)
Chen Xiaojin	Male	65	Independent Non-	2009.05-2012.05	14	No	0	0
			executive Director		(Director’s Fees)

DIRECTORS OF THE 3RD SESSION OF BOARD OF DIRECTORS

Name	Gender	Age	Position with Sinopec Corp.	Term of Office

Su Shulin	Male	47	Chairman	2007.08-2009.05
Zhou Yuan	Male	62	Vice Chairman	2006.05-2009.05
Wang Tianpu	Male	47	Director, President	2006.05-2009.05
Zhang Jianhua	Male	45	Director, Senior Vice President	2006.05-2009.05
Wang Zhigang	Male	52	Director, Senior Vice President	2006.05-2009.05
Dai Houliang	Male	46	Director, Senior Vice President, CFO	2006.05-2009.05
Liu Zhongli	Male	75	Independent Non-executive Director	2006.05-2009.05
Shi Wanpeng	Male	72	Independent Non-executive Director	2006.05-2009.05
Li Deshui	Male	65	Independent Non-executive Director	2006.05-2009.05
Yao Zhongmin	Male	57	Board Director	2006.05-2009.05
Fan Yifei	Male	45	Board Director	2006.05-2009.05

(2)	SUPERVISORS

Wang Zuoran, aged 59, Chairman of Board of Supervisors of Sinopec Corp., Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation. Mr. Wang is a professor level senior economist and obtained a university diploma. In October 1994, he was appointed as Vice President and Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in February 2000, he was appointed as Assistant to the President of China Petrochemical Corporation; in July 2001, he was appointed as Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation; in February 2000, he was elected as Supervisor of Sinopec Corp.; and in April 2003, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Zhang Youcai, aged 68, Vice Chairman of Board of Supervisors of Sinopec Corp. and Independent Supervisor. Mr. Zhang is a professor and obtained a university diploma. In February 1983, he was successively appointed as Vice Mayer, Deputy Secretary of CPC committee, and Mayer of Nantong City; in December 1989, he was appointed as Vice Minister and Member of CPC Leading Group of Ministry of Finance (From May 1994 to March 1998, he served concurrently as Director General of National State-Owned Assets Administration); in March 2003, he was elected as Standing Committee Member of 10th Session of National People’s Congress (NPC) and Deputy Director General of Finance & Economy Commission of NPC; in April 2003, he was elected as Independent Supervisor of Sinopec Corp.; and in May 2006, he served as Vice Chairman of Board of Supervisors and Independent Supervisor of Sinopec Corp.

Geng Limin, aged 55, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp., Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation, Director General of Supervision Bureau of China Petrochemical Corporation. Mr. Geng is a senior administration engineer and obtained a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of China Petrochemical Corporation; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Trade Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation and Director General of Supervision Bureau of China Petrochemical Corporation; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 49, Supervisor of Sinopec Corp. and Director General of Auditing Department of Sinopec Corp; Director General of Auditing Bureau of China Petrochemical Corporation. Mr. Zou is a professor level senior accountant and obtained a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp. and Director General of Auditing Bureau of China Petrochemical Corporation; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Li Yonggui, aged 69, Independent Supervisor of Sinopec Corp. Mr. Li is a senior economist, a Certified Public Accountant (CPA) and obtained a university diploma. In February 1985, he was appointed as Deputy Director General of Taxation Administration of Ministry of Finance; in December 1988 he was appointed as Chief Economist in State Taxation Administration; in April 1991, he was appointed as Deputy Director General of State Taxation Administration;in February 1995, he was appointed as Chief Economist of State Taxation Administration; in April 2000, he started to serve as President of Chinese Certified Tax Agents Association; in July 2008, he started to serve as Consultant of Chinese Certified Tax Agents Association; in November 2004, he started to serve as Vice President of the Chinese Institution of Certified Public Accountants; and in April 2003, he was elected as Independent Supervisor of Sinopec Corp.

Liu Xiaohong, aged 55, Employee Representative Supervisor of Sinopec Corp., Sinopec General Representative of Sinopec Corp. based in Hong Kong. Mr. Liu is a senior administration engineer and obtained a graduate degree from Graduate School. In February 1992, he was appointed as Deputy Director General of General Office of the former China Petrochemical Corporation; in December 1998, he was appointed as Deputy Director General of General Office of China Petrochemical Corporation; in December 2001, he was appointed as Director General of President’s Office of Sinopec Corp.; in February 2005, he was appointed as Director General of General Office of China Petrochemical Corporation; in September 2005, he was appointed again as Director General of President’s Office of Sinopec Corp.; in September 2009, he was appointed as General Representative of Sinopec Corp. based in Hong Kong; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Zhou Shiliang, aged 52, Employee Representative Supervisor of Sinopec Corp. and Director General of Personnel Departments of both Sinopec Corp. and China Petrochemical Corporation. Mr. Zhou is a professor level senior engineer and obtained a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company;in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Sinopec Personnel Department of both Sinopec Corp. and China Petrochemical Corporation; and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 52, Employee Representative Supervisor of Sinopec Corp., Vice President of Sinopec Northwest Oilfield Company, Secretary of CPC Committee of Northwest Petroleum Bureau of China Petrochemical Corporation. Mr. Chen is a senior engineer and obtained a graduate degree from Graduate School. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under China Petrochemical Corporation; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under China Petrochemical Corporation; in March 2008, he was appointed as Secretary of CPC Committee in Southwest Petroleum Bureau of China Petrochemical Corporation and Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Su Wensheng, aged 53, Employee Representative Supervisor of Sinopec Corp. Mr. Su is a senior engineer and obtained a master degree. In September 1986, he was appointed as Deputy Secretary of CPC Committee and Secretary of Discipline Inspection Commission of Beijing Design Institute of former China Petrochemical Corporation; in November 1996, he was appointed as Secretary of CPC Committee of Beijing Design Institute of former China Petrochemical Corporation; in December 1998, he was appointed as Director General of Political and Ideological Department, and Deputy Secretary of CPC Committee directly affiliated to China Petrochemical Corporation; in December 2001, he was appointed concurrently as Executive Deputy Secretary of CPC Work Committee in Sinopec West New Region Exploration Headquarters; in October 2007, he serverd as Secretary of CPC Committee and Vice Chairman of Directors of Beijing Yanshan Petrochemical Company; and in April 2003, he was elected as Employee Representative Supervisor of Sinopec Corp.

SUPERVISORS OF THE 4TH SESSION OF BOARD OF SUPERVISORS

			Position with		Remuneration paid by the company in 2009 (RMB10,000,	Whether paid by the holding	Shares held at Sinopec Corp. (as at 31 December)
Name	Gender	Age	Sinopec Corp.	Term of Office	before tax)	Company	2009	2008

Wang Zuoran	Male	59	Chairman of Board of Supervisors	2009.05-2012.05	—	Yes	0	0
Zhang Youcai	Male	68	Vice Chairman of	2009.05-2012.05	24	No	0	0
			Board of Supervisors, Independent Supervisor		(Supervisor’s Fees)
Geng Limin	Male	55	Supervisor	2009.05-2012.05	—	Yes	0	0
Zou Huiping	Male	49	Supervisor	2009.05-2012.05	44.76	No	0	0
Li Yonggui	Male	69	Independent Supervisor	2009.05-2012.05	24 (Supervisor’s Fees)	No	0	0
Liu Xiaohong	Male	55	Employee Representative Supervisor	2009.05-2012.05	31.79	No	0	0
Zhou Shiliang	Male	52	Employee Representative Supervisor	2009.05-2012.05	32.17	No	0	0
Chen Mingzheng	Male	52	Employee Representative Supervisor	2009.05-2012.05	38.69	No	0	0
Su Wensheng	Male	53	Employee Representative Supervisor	2009.05-2012.05	45.03	No	0	0

SUPERVISORS OF THE 3RD SESSION OF BOARD OF SUPERVISORS

Name	Gender	Age	Position with Sinopec Corp.	Term of Office

Wang Zuoran	Male	59	Chairman of Board of Supervisors	2006.05-2009.05
Zhang Youcai	Male	68	Vice Chairman of Board of Supervisors, Independent Supervisor	2006.05-2009.05
Kang Xianzhang	Male	61	Supervisor	2006.05-2009.05
Zou Huiping	Male	49	Supervisor	2006.05-2009.05
Li Yonggui	Male	69	Independent Supervisor	2006.05-2009.05
Su Wensheng	Male	53	Employee Representative Supervisor	2006.05-2009.05
Zhang Jitian	Male	62	Employee Representative Supervisor	2006.05-2009.05
Cui Guoqi	Male	56	Employee Representative Supervisor	2006.05-2009.05
Li Zhonghua	Male	58	Employee Representative Supervisor	2006.05-2009.05

(3)	OTHER MEMBERS OF SENIOR MANAGEMENT

Wang Xinhua, aged 54, CFO of Sinopec Corp., Director General of Financial Department of Sinopec Corp. Mr. Wang is a professor level Senior accountant and obtained a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in October 2004, he was appointed as Director General of Finance & Planning Department of China Petrochemical Corporation; in May 2008, he was appointed as Director General of Financial Department of China Petrochemical Corporation; in March 2009, he was appointed as Director General of Financial Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Kehua, aged 56, Vice President of Sinopec Corp., Director General of Engineering Department of Sinopec Corp. Mr. Zhang is a professor level senior engineer and obtained a master degree. In February 1994, he was appointed as Vice President of No.3 Construction Company of the former China Petrochemical Corporation; in April 1996, he was appointed as Deputy Director General of Engineering & Construction Department (concurrently Vice President of Engineering & Construction Co., Ltd.) of the former China Petrochemical Corporation; in December 1998, he was appointed as Deputy Director General of Engineering & Construction Department of China Petrochemical Corporation; in September 2002, he was appointed as Director General of Engineering & Construction Department of China Petrochemical Corporation; in June 2007, he was appointed as Director General of Engineering Department of Sinopec Corp.; in May 2006, he was appointed as Vice President of Sinopec Corp.

Zhang Haichao, aged 52, Vice President of Sinopec Corp, Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd. Mr. Zhang is a senior economist and obtained a master degree. In March 1998, he was appointed as Deputy General Manager of Zhejiang Petroleum Corporation; in September 1999, he was appointed as General Manager of Zhejiang Petroleum Corporation; in February 2000, he was appointed as General Manager of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Deputy General Manager of Sinopec Sales Co., Ltd.; in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and Manager of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was elected as Employee Representative Supervisor of Sinopec Corp. and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng, aged 47, Vice President of Sinopec Corp, President of Sinopec Northwest Oilfield Company. Mr. Jiao is a professor level senior engineer and obtained a PhD Degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Oilfield Exploration & Development Department of Sinopec Corp.; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; and in October 2006, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, aged 47, Vice President of Sinopec Corp, Director General of Development & Planning Department of Sinopec Corp. Mr. Lei is a senior engineer and obtained a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning & Development Department in China Donglian Petrochemical Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President in Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Chen Ge, aged 47, Secretary of Board of Directors of Sinopec Corp., Director General of Coporate Reform and Management Department of Sinopec Corp. Mr. Chen is a senior economist and obtained a master degree. In July 1983, he started working for Beijing Yanshan Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Secretariat of Board of Directors of Sinopec Corp.; in December 2001, he was appointed as Director General of Secretariat of Board of Directors of Sinopec Corp.; in April 2005, he was appointed as Director General of Coporate Reform and Management Department of Sinopec Corp.; and in April 2003, he was appointed as Secretary of Board of Directors of Sinopec Corp.

OTHER SENIOR MANAGEMENT

			Position in	Remuneration paid by the Company in 2009	Whether paid by the holding	Shares held at Sinopec Corp (as at 31 December)
Name	Gender	Age	the Company	(RMB 10,000, before tax)	Company	2009	2008

Wang Xinhua	Male	54	CFO	35.49	No	0	0
Zhang Kehua	Male	56	Vice President	53.85	No	0	0
Zhang Haichao	Male	52	Vice President	52.53	No	0	0
Jiao Fangzheng	Male	47	Vice President	52.53	No	0	0
Lei Dianwu	Male	47	Vice President	36.15	No	0	0
Chen Ge	Male	47	Board Secretary	44.01	No	0	0

2	APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In 2008, the Annual General Meeting of Shareholders of Sinopec Corp. elected the 4th Session of Board of Directors, whose members are as follows: Mr. Su Shulin, Mr. Wang Tianpu, Mr. Zhang Yaocang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou, Mr. Cao Yaofeng, Mr. Li Chunguang, Mr. Dai Houliang, Mr. Liu Yun, Mr. Liu Zhongli, Mr. Ye Qing, Mr. Li Deshui, Mr. Xie Zhongyu, and Mr. Chen Xiaojin. Members of the 3rd Session of Board of Directors of Sinopec Corp., Vice Chairman Mr. Zhou Yuan, Directors Mr. Shi Wanpeng, Mr. Yao Zhongmin and Mr. Fan Yifei no longer hold posts in the new session.

The 4th Session of Board of Supervisors of Sinopec Corp. were also elected, whose members are as follows: Mr. Wang Zuoran, Mr. Zhang Youcai, Mr. Geng Limin, Mr. Zou Huiping and Mr. Li Yonggui. In addition, through the democratic election by employees, Mr. Liu Xiaohong, Mr. Zhou Shiliang, Mr.Chen Mingzheng and Mr. Su Wensheng were elected as Employee Representative Supervisors in the 4th Session of Board of Supervisors of Sinopec Corp.. Supervisors of the 3rd Session of Board of Supervisors Mr. Kang Xianzhang, Mr. Zhang Jitian, Mr. Cui Guoqi, Mr. Li Zhonghua no longer act as Supervisors in the new session.

The first meeting of the 4th Session of Board of Directors of Sinopec Corp. elected Mr. Su Shulin as Chairman, and Mr. Wang Tianpu, Mr. Zhang Yaocang as Vice Chairman. The Board of Directors appointed Mr. Wang Tianpu as President, and appointed Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou, Mr. Dai Houliang as Senior Vice President. Mr. Wang Xinhua was appointed as CFO and Mr. Zhang Kehua, Mr. Zhang Haicao, Mr. Jiao Fangzheng and Mr. Lei Dianwu were appointed as Vice Presidents. Mr. Chen Ge was appointed as Secretary of Board of Directors.

The first meeting of the 4th Session of Board of Supervisors of Sinopec Corp. elected Mr. Wang Zuoran as Chairman of Board of Supervisors and Mr. Zhang Youcai as Vice Chairman.

3	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS

Till December 31 2009 or any time during this year, none of Board Directors or Supervisors had any beneficial interest in any material contract to which Sinopec Corp., its holding company or any its subsidiary or fellow subsidiary was one party.

4	SALARIES OF DIRECTORS, SUPERVISORS AND THE SENIOR MANAGEMENT

During this reporting period, the number of Directors, Supervisors and other Senior Management is 19 in total, with their annual remuneration is RMB 9.192 million in total.

5	THE COMPANY’S EMPLOYEES

As at 31 December 2009, the number of employees of the Company is 371,333 in total.

Breakdown according to business department structures:

	Number of	Percentage to
	Employees	Total Employees (%)

Exploration and Production	142,869	38.4
Refining	83,511	22.5
Marketing and Distribution	66,424	17.9
Chemicals	68,991	18.6
R&D and Others	9,538	2.6
Total	371,333	100

Breakdown according to functions:

	Number of	Percentage to
	Employees	Total Employees (%)

Production	192,752	51.9
Sales	58,269	15.7
Technical	49,181	13.2
Finance	9,847	2.7
Administration	29,706	8.0
Others	31,578	8.5
Total	371,333	100

Breakdown according to education background:

	Number of	Percentage to
	Employees	Total Employees (%)

Master’s Degree or above	7,718	2.1
University	73,176	19.7
Tertiary education	78,055	21.0
Technical/polytechnic school	33,002	8.9
Secondary, technical/polytechnic school or below	179,382	48.3
Total	371,333	100

6	EMPLOYEE BENEFITS SCHEME

Details of the Company’s employee benefits scheme are set out in the Annex of the financial statements prepared under IFRS which are contained in this annual report. As at 31 December 2009, the Company has a total of 167,817 retired employees. All of them participate in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED, CONTROLLING AND NON WHOLLY-OWNED SUBSIDIARIES

At 31 December 2009, details of the principal wholly-owned, controlling and non wholly-owned subsidiaries of the Company were as follows:

Name of Company	Registered capital RMB millions	Percentage of shares held by Sinopec Corp. (%)	Total assets RMB millions	Net assets RMB millions	Net profit/ (loss) RMB millions	Principal activities

Sinopec Yangzi Petrochemical Company Limited	16,337	100.0	23,950	18,630	2,926	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	5,477 HKD millions	100.0	14,847	6,701	587	Trading of crude oil and petrochemical products
Sinopec International Petroleum Exploration and Production Limited	4,500	100.0	4,507	4,506	6	Investment in exploration, production and sales of petroleum and natural gas
China International United Petroleum and Chemical Company Limited	3,040	100.0	61,896	6,438	534	Trading of crude oil and petrochemical products
Sinopec Sales Company Limited	1,700	100.0	50,311	28,401	10,403	Marketing and distribution of refined petroleum products
China Petrochemical International Company Limited	1,400	100.0	2,394	1,442	(100)	Trading of petrochemical products
Sinopec Chemical Sales Company Limited	1,000	100.0	4,611	1,203	112	Trading of petrochemical products
Sinopec Zhongyuan Petrochemical Company Limited	2,400	93.51	1,837	1,338	354	Manufacturing of petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	5,000	85.0	13,777	2,655	1,237	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	3,986	75.0	10,991	1,362	4,309	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	104 HKD millions	72.34	4,576	2,034	173	Trading of crude oil and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	830	60.0	1,419	1,090	54	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	800	60.0	958	925	56	Marketing and distribution of refined petroleum products
Sinopec Shanghai Petrochemical Company Limited	7,200	55.56	30,458	15,640	1,626	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	4,769	50.0	5,189	4,424	198	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited	4,000	42.0	to be released	to be released	to be released	Production and sale of polyester chips and polyester fibres

Notes:	1)
Except for the newly founded Sinopec International Petroleum Exploration and Production Limited and Sinopec Chemical Sales Company Limited which have not employed their auditor(s) yet, the auditor for all of the above subsidiaries in 2009 is KPMG Huazhen or KPMG.

2)
The above indicated total assets, net assets and net profit has been prepared in accordance with ASBE. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited which are incorporated in Bermuda and Hong Kong SAR respectively, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and non wholly-owned subsidiaries are limited liability companies. The Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have a material impact on Sinopec Corp.’s results or net assets are set out above.

REPORT OF THE PRC AUDITOR

All Shareholders of
China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the ÒCompanyÓ), which comprise the consolidated balance sheet and balance sheet as at 31 December 2009, the consolidated income statement and income statement, the consolidated statement of changes in equity and statement of changes in equity, the consolidated cash flow statement and cash flow statement for the year then ended, and notes to the financial statements.

1.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

2.	AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	OPINION

In our opinion, the financial statements comply with the requirements of China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 31 December 2009, and the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company for the year then ended.

KPMG Huazhen	Certified Public Accountants
Registered in the People’s Republic of China

Zhang Jingjing
Zhang Yansheng

Beijing, The People’s Republic of China	26 March 2010

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
CONSOLIDATED BALANCE SHEET
as at 31 December 2009

	Note	2009 RMB millions	2008 RMB millions
Assets
Current assets
Cash at bank and on hand	6	9,986	7,760
Bills receivable	7	2,110	3,660
Accounts receivable	8	26,592	12,990
Other receivables	9	4,454	20,525
Prepayments	10	3,614	7,610
Inventories	11	141,611	95,979
Other current assets		856	287
Total current assets		189,223	148,811

Non-current assets
Long-term equity investments	12	33,503	28,705
Fixed assets	13	465,182	411,939
Construction in progress	14	119,786	122,121
Intangible assets	15	22,862	16,348
Goodwill	16	14,163	14,328
Long-term deferred expenses	17	6,281	6,564
Deferred tax assets	18	13,683	13,468
Other non-current assets		1,792	1,013
Total non-current assets		677,252	614,486

Total assets		866,475	763,297
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	34,900	74,415
Bills payable	21	23,111	18,753
Accounts payable	22	97,749	56,464
Advances from customers	23	37,270	29,704
Employee benefits payable	24	4,526	1,827
Taxes payable	25	16,489	6,816
Other payables	26	49,676	47,579
Short-term debentures payable	29	31,000	15,000
Non-current liabilities due within one year	27	6,641	19,511
Total current liabilities		301,362	270,069

Non-current liabilities
Long-term loans	28	52,065	64,937
Debentures payable	29	93,763	62,207
Provisions	30	11,529	9,280
Deferred tax liabilities	18	4,979	5,235
Other non-current liabilities		2,192	1,403
Total non-current liabilities		164,528	143,062

Total liabilities		465,890	413,131

Shareholders’ equity
Share capital	31	86,702	86,702
Capital reserve	32	38,202	40,848
Surplus reserves	33	115,031	90,078
Retained profits		137,247	111,672
Total equity attributable to shareholders of the Company		377,182	329,300
Minority interests		23,403	20,866
Total shareholders’ equity		400,585	350,166

Total liabilities and shareholders’ equity		866,475	763,297

These financial statements have been approved by the board of directors on 26 March 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 84 to 137 form part of these financial statements.

BALANCE SHEET
as at 31 December 2009

	Note	2009	2008
		RMB millions	RMB millions

Assets
Current assets
Cash at bank and on hand	6	4,724	2,258
Bills receivable	7	123	830
Accounts receivable	8	10,990	11,274
Other receivables	9	19,250	24,087
Prepayments	10	3,032	5,556
Inventories	11	88,993	70,246
Other current assets	110	92
Total current assets		127,222	114,343
Non-current assets
Long-term equity investments	12	88,920	79,449
Fixed assets	13	380,979	331,912
Construction in progress	14	112,217	113,210
Intangible assets	15	16,013	10,174
Long-term deferred expenses	17	5,300	5,607
Deferred tax assets	18	8,596	7,237
Other non-current assets		212	101
Total non-current assets		612,237	547,690
Total assets		739,459	662,033
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	5,728	34,455
Bills payable	21	14,084	13,453
Accounts payable	22	63,067	53,602
Advances from customers	23	32,966	25,619
Employee benefits payable	24	4,093	1,359
Taxes payable	25	12,817	9,563
Other payables	26	75,760	63,494
Short-term debentures payable	29	30,000	15,000
Non-current liabilities due within one year	27	4,865	17,505
Total current liabilities		243,380	234,050
Non-current liabilities
Long-term loans	28	51,549	53,074
Debentures payable	29	93,763	62,207
Provisions	30	10,883	8,794
Deferred tax liabilities	18	4,544	4,456
Other non-current liabilities		959	494
Total non-current liabilities		161,698	129,025
Total liabilities		405,078	363,075
Shareholders’ equity
Share capital	31	86,702	86,702
Capital reserve	32	38,234	38,464
Surplus reserves	33	115,031	90,078
Retained profits		94,414	83,714
Total shareholders’ equity		334,381	298,958
Total liabilities and shareholders’ equity		739,459	662,033

The notes on pages 84 to 137 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2009

	Note	2009	2008
		RMB millions	RMB millions

Operating income	34	1,345,052	1,444,291
Less:Operating costs	34	1,035,815	1,321,030
Sales taxes and surcharges	35	132,884	57,214
Selling and distribution expenses	27,635	24,983
General and administrative expenses	46,726	41,164
Financial expenses	36	7,016	9,137
Exploration expenses, including dry holes	37	10,545	8,310
Impairment losses	38	7,453	16,869
Loss/(gain) from changes in fair value	39	365	(4,198)
Add:Investment income	40	3,589	1,452
Operating profit / (loss)		80,202	(28,766)
Add:Non-operating income	41	1,275	51,911
Less:Non-operating expenses	42	1,401	1,120
Profit before taxation		80,076	22,025
Less:Income tax expense / (benefit)	43	16,076	(2,846)
Net profit		64,000	24,871
Including: Net profit / (loss) made by acquiree before the consolidation		62	(1,244)
Attributable to:
Equity shareholders of the Company		61,290	28,445
Minority interests		2,710	(3,574)

Basic earnings per share	55	0.707	0.328
Diluted earnings per share	55	0.702	0.288

Net profit		64,000	24,871
Other comprehensive income	44
Cash flow hedges		54	－
Available-for-sale financial assets		(175)	(232)
Share of other comprehensive income of associates		806	(2,206)
Total other comprehensive income		685	(2,438)
Total comprehensive income		64,685	22,433
Attributable to:
Equity shareholders of the Company		62,012	26,125
Minority interests		2,673	(3,692)

These financial statements have been approved by the board of directors on 26 March 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 84 to 137 form part of these financial statements.

INCOME STATEMENT
for the year ended 31 December 2009

		Note	2009	2008
			RMB millions	RMB millions

Operating income		34	876,303	959,464
Less:	Operating costs	34	638,169	840,076
	Sales taxes and surcharges	35	105,741	50,306
	Selling and distribution expenses		23,327	20,918
	General and administrative expenses		38,527	33,165
	Financial expenses	36	5,317	7,933
	Exploration expenses, including dry holes	37	10,545	8,310
	Impairment losses	38	6,693	9,486
	Loss/(gain) from changes in fair value	39	281	(3,842)
Add:	Investment income	40	12,456	12,357
Operating profit			60,159	5,469
Add:	Non-operating income	41	1,100	34,578
Less:	Non-operating expenses	42	1,208	922
Profit before taxation			60,051	39,125
Less:	Income tax expense/(benefit)	43	10,526	(1,797)
Net profit			49,525	40,922
Other comprehensive income		44
	Available-for-sale financial assets		24	－
	Share of other comprehensive income in associates		806	(2,206)
Total other comprehensive income			830	(2,206)
Total comprehensive income			50,355	38,716

The notes on pages 84 to 137 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2009

	Note	2009	2008
		RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,550,786	1,709,096
Rentals received		388	491
Grants received		1,473	54,220
Other cash received relating to operating activities		6,008	4,051
Sub-total of cash inflows		1,558,655	1,767,858
Cash paid for goods and services		(1,165,744)	(1,536,036)
Cash paid for operating leases		(8,189)	(7,717)
Cash paid to and for employees		(28,656)	(27,853)
Value added tax paid		(41,166)	(35,543)
Income tax paid		(4,027)	(21,073)
Taxes paid other than value added tax and income tax		(133,859)	(48,671)
Other cash paid relating to operating activities		(18,218)	(16,697)
Sub-total of cash outflows		(1,399,859)	(1,693,590)
Net cash flow from operating activities	46(a)	158,796	74,268
Cash flows from investing activities:
Cash received from disposal of investments		504	1,366
Dividends received		1,133	3,682
Net cash received from disposal of fixed assets and intangible assets		692	604
Cash received on maturity of time deposits with financial institutions		1,820	1,358
Cash received from derivative financial instruments		3,253	5,921
Other cash received relating to investing activities		277	447
Sub-total of cash inflows		7,679	13,378
Cash paid for acquisition of fixed assets and intangible assets		(114,063)	(109,483)
Cash paid for acquisition of investments		(3,240)	(3,089)
Cash paid for acquisition of time deposits with financial institutions		(2,304)	(1,442)
Cash paid for derivative financial instruments		(3,197)	(5,490)
Sub-total of cash outflows		(122,804)	(119,504)
Net cash flow from investing activities		(115,125)	(106,126)
Cash flows from financing activities:
Cash received from borrowings		779,987	1,182,908
Cash received from issuance of corporate bonds		61,000	15,000
Cash received from issuance of convertible bonds, net of issuing expenses		－	29,850
Cash received from contribution from minority shareholders of subsidiaries		714	1,137
Sub-total of cash inflows		841,701	1,228,895
Cash repayments of borrowings		(845,103)	(1,159,321)
Cash repayments of corporate bonds		(15,000)	(10,000)
Cash paid for acquisition of minority interests from subsidiaries, net		(213)	(598)
Cash paid for dividends, profits distribution or interest		(21,194)	(24,232)
Dividends paid to minority shareholders of subsidiaries		(858)	(1,404)
Distributions to Sinopec Group Company		(1,262)	(2,180)
Sub-total of cash outflows		(883,630)	(1,197,735)
Net cash flow from financing activities		(41,929)	31,160
Effects of changes in foreign exchange rate		－	(79)
Net increase/(decrease) in cash and cash equivalents	46(b)	1,742	(777)

The notes on pages 84 to 137 form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2009

	Note	2009	2008
		RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,019,516	1,128,155
Rentals received		192	340
Grants received		－	38,653
Other cash received relating to operating activities		19,646	31,727
Sub-total of cash inflows		1,039,354	1,198,875
Cash paid for goods and services		(730,312)	(968,452)
Cash paid for operating leases		(6,351)	(6,847)
Cash paid to and for employees		(24,040)	(23,095)
Value added tax paid		(32,671)	(30,857)
Income tax paid		(111)	(15,871)
Taxes paid other than value added tax and income tax		(109,150)	(41,078)
Other cash paid relating to operating activities		(18,617)	(37,984)
Sub-total of cash outflows		(921,252)	(1,124,184)
Net cash flow from operating activities	46(a)	118,102	74,691
Cash flows from investing activities:
Cash received from disposal of investments		16	866
Dividends received		10,976	11,370
Net cash received from disposal of fixed assets and intangible assets		527	587
Cash received on maturity of time deposits with financial institutions		57	44
Other cash received relating to investing activities		107	98
Sub-total of cash inflows		11,683	12,965
Cash paid for acquisition of fixed assets and intangible assets		(99,362)	(98,755)
Cash paid for acquisition of investments		(7,394)	(4,122)
Cash paid for acquisition of time deposits with financial institutions		(50)	(49)
Sub-total of cash outflows		(106,806)	(102,926)
Net cash flow from investing activities		(95,123)	(89,961)
Cash flows from financing activities:
Cash received from borrowings		581,704	29,850
Cash received from issuance of corporate bonds		60,000	15,000
Cash received from issuance of convertible bonds, net of issuing expenses		－	802,882
Sub-total of cash inflows		641,704	847,732
Cash repayments of borrowings		(626,552)	(799,883)
Cash repayments of corporate bonds		(15,000)	(10,000)
Cash paid for acquisition of minority interests from subsidiaries, net		(213)	(598)
Cash paid for dividends, profits distribution or interest		(19,183)	(20,653)
Distributions to Sinopec Group Company		(1,262)	(2,180)
Sub-total of cash outflows		(662,210)	(833,314)
Net cash flow from financing activities		(20,506)	14,418
Net increase/(decrease) in cash and cash equivalents	46(b)	2,473	(852)

The notes on pages 84 to 137 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2009

		Share capital RMB millions	Capital reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Total shareholders’ equity attributable to equity shareholders of the Company RMB millions	Minority interests RMB millions	Total shareholders’ equity RMB millions

Balance at 31 December 2007		86,702	33,600	65,986	121,757	308,045	25,449	333,494
Adjustment for the combination of entities under common control (Note 1)		－	2,330	－	(1,866)	464	－	464
Balance at 1 January 2008		86,702	35,930	65,986	119,891	308,509	25,449	333,958
Change for the year
1.	Net profit	－	－	－	28,445	28,445	(3,574)	24,871
2.	Other comprehensive income:
	Available-for-sale financial assets	－	(114)	－	－	(114)	(118)	(232)
	Share of other comprehensive income of associates	－	(2,206)	－	－	(2,206)	－	(2,206)
	Total other comprehensive income	－	(2,320)	－	－	(2,320)	(118)	(2,438)
Total comprehensive income		－	(2,320)	－	28,445	26,125	(3,692)	22,433
Transactions with owners, recorded directly in shareholders’ equity:
3.	Issuance of the Bonds with Warrants	－	6,879	－	－	6,879	－	6,879
4.	Appropriations of profits:
	Appropriation for surplus reserves	－	－	24,092	(24,092)	－	－	－
	Distributions to shareholders (Note 45)	－	－	－	(12,572)	(12,572)	－	(12,572)
5.	Distribution to minority interests, net of contributions	－	－	－	－	－	(368)	(368)
6.	Acquisition of minority interests	－	(318)	－	－	(318)	(617)	(935)
7.	Distribution to Sinopec Group Company	－	(202)	－	－	(202)	－	(202)
8.	Government grants	－	879	－	－	879	94	973
Total transactions with owners		－	7,238	24,092	(36,664)	(5,334)	(891)	(6,225)
Balance at 31 December 2008		86,702	40,848	90,078	111,672	329,300	20,866	350,166
Balance at 1 January 2009		86,702	40,848	90,078	111,672	329,300	20,866	350,166
Change for the year
1.	Net profit	－	－	－	61,290	61,290	2,710	64,000
2.	Other comprehensive income:
	Cash flow hedges	－	54	－	－	54	－	54
	Available-for-sale financial assets	－	(138)	－	－	(138)	(37)	(175)
	Share of other comprehensive income of associates	－	806	－	－	806	－	806
	Total other comprehensive income	－	722	－	－	722	(37)	685
Total comprehensive income		－	722	－	61,290	62,012	2,673	64,685
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	Appropriation for surplus reserves (Note 33)	－	－	24,953	(24,953)	－	－	－
	Distributions to shareholders (Note 45)	－	－	－	(13,872)	(13,872)	－	(13,872)
4.	Consideration for the combination of entities under common control (Note 1)	－	(771)	－	－	(771)	－	(771)
5.	Acquisition of minority interests (Note 32)	－	(18)	－	－	(18)	(4)	(22)
6.	Distributions to minority interests, net of contributions	－	－	－	－	－	(144)	(144)
7.	Distributions to Sinopec Group Company (Note 32)	－	(49)	－	－	(49)	－	(49)
8.	Government grants (Note 32)	－	580	－	－	580	12	592
9.	Reclassification (Note 32)	－	(3,110)	－	3,110	－	－	－
Total transactions with owners		－	(3,368)	24,953	(35,715)	(14,130)	(136)	(14,266)
Balance at 31 December 2009		86,702	38,202	115,031	137,247	377,182	23,403	400,585

The notes on pages 84 to 137 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2009

						Total
		Share	Capital	Surplus	Retained	shareholders’
		capital	reserve	reserves	profits	equity
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2008		86,702	33,384	65,986	79,456	265,528
Change for the year
1.	Net profit	－	－	－	40,922	40,922
2.	Other comprehensive income
	Share of other comprehensive income of associates	－	(2,206)	－	－	(2,206)
	Total other comprehensive income	－	(2,206)	－	－	(2,206)
Total comprehensive income		－	(2,206)	－	40,922	38,716
Transactions with owners, recorded directly in shareholders’ equity:
3.	Issuance of the Bonds with Warrants	－	6,879	－	－	6,879
4.	Appropriations of profits:
	Appropriation for surplus reserves (Note 33)	－	－	24,092	(24,092)	－
	Distributions to shareholders (Note 45)	－	－	－	(12,572)	(12,572)
5.	Distributions to Sinopec Group Company	－	(202)	－	－	(202)
6.	Government grants	－	609	－	－	609
Total transactions with owners		－	7,286	24,092	(36,664)	(5,286)
Balance at 31 December 2008		86,702	38,464	90,078	83,714	298,958
Balance at 1 January 2009		86,702	38,464	90,078	83,714	298,958
Change for the year
1.	Net profit	－	－	－	49,525	49,525
2.	Other comprehensive income
	Available-for-sale financial assets	－	24	－	－	24
	Share of other comprehensive income of associates	－	806	－	－	806
	Total other comprehensive income	－	830	－	－	830
Total comprehensive income		－	830	－	49,525	50,355
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	Appropriation for surplus reserves (Note 33)	－	－	24,953	(24,953)	－
	Distributions to shareholders (Note 45)	－	－	－	(13,872)	(13,872)
4.	Difference between the consideration for the
	combination of entities under common control over
	the net assets acquired (Note 32)	－	(1,600)	－	－	(1,600)
5.	Government grants (Note 32)	－	540	－	－	540
Total transactions with owners		－	(1,060)	24,953	(38,825)	(14,932)
Balance at 31 December 2009		86,702	38,234	115,031	94,414	334,381

The notes on pages 84 to 137 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2009

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the ÒCompanyÓ) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the ÒPreliminary Plan for the Reorganisation of China Petrochemical CorporationÓ ( the ÒReorganisationÓ), the Company was established by China Petrochemical Corporation (ÒSinopec Group CompanyÓ), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the ÒMOFÓ) (Cai Ping Zi [2000] No. 20 ÒComments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical CorporationÓ).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 ÒReply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical CorporationÓ issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 ÒReply on the Formation of China Petroleum and Chemical CorporationÓ, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the ÒGroupÓ) engage in the oil and gas and chemical operations and businesses, including:

(1) the exploration, development and production of crude oil and natural gas;

(2) the refining, transportation, storage and marketing of crude oil and petroleum product, and

(3) the production and sale of chemicals.

Pursuant to the resolution passed at the Directors’ meeting on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations (collectively the ÒAcquired GroupÓ) from Sinopec Group Company for total cash considerations of RMB 771 million (hereinafter referred to as the ÒAcquisition of the Acquired GroupÓ).

As the Group and the Acquired Group are under the common control of Sinopec Group Company, the Acquisition of the Acquired Group are considered as Òcombination of entities under common controlÓ. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operations and the assets and liabilities of the Acquired Group on a combined basis. The difference between the total considerations paid over the amount of the net asset of the Acquired Group was accounted for as an equity transaction.

The financial information of the Acquired Group from 1 January 2009 to 31 March 2009 (acquisition date) are set out below:

The acquiree	Reasons for the judgement that the acquisition is considered as "combination of entities under common control"	Substantial controller of the common control	Revenues from 1 January 2009 to the acquisition date RMB millions	Net profit from 1 January 2009 to the acquisition date RMB millions

The Acquired Group	The acquiree and the Company are under	Sinopec Group Company	2,225	62
	common control of Sinopec Group Company

2	BASIS OF PREPARATION

	(1)	Statement of compliance China Accounting Standards for Business Enterprises (ÒASBEÓ)

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises  Basic Standards and 38 specific standards issued by the MOF on 15 February 2006 and the practice guide of the Accounting Standards for Business Enterprises, the explanations to the Accounting Standards for Business Enterprises and other regulations issued thereafter (collectively, ASBE). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of ÒRegulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial ReportsÓ as revised by the China Securities Regulatory Commission (ÒCSRCÓ) in 2010.

	(2)	Accounting period

The accounting year of the Group is from 1 January to 31 December.

	(3)	Measurement basis

The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

- Available-for-sale financial assets (see Note 3(11))

- Derivative financial instruments (see Note 3(11))

- Convertible bonds (see Note 3(11))

	(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

	(1)	Accounting treatment of business combination involving entities under common control and not under common control

		(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained profits in case of any shortfall in the share premium of capital reserve. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

		(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. The cost of a business combination paid by the acquirer is the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer, in exchange for control of the acquiree plus any cost directly attributable to the business combination. Difference between the fair value and carrying amount of disposed asset is recognised in the income statement for the year. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

The acquirer allocates the cost of a business combination on the acquisition date and recognises the fair value of the acquiree’s various identifiable assets, liabilities or contingent liabilities as they are acquired.

The excess of the cost of business combination over the fair value of the identifiable net assets acquired is recognised as goodwill (Note 3(9)).

When the cost of business combination is less than the fair value of the identifiable net assets acquired, the difference is charged to the income statement.

		(c)	Method for preparation of consolidated financial statements

The consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting year through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets is adjusted to the capital reserve in the consolidated balance sheet. Where the Company partially disposed a investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve in the consolidated balance sheet. If the credit balance of capital reserve is insufficient, any excess is adjusted to retained profits.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

Where the amount of losses attributable to the minority shareholders of a subsidiary exceeds the minority shareholders’ portion of the equity of the subsidiary, the excess, and any further losses attributable to the minority shareholders, are allocated against the equity attributable to the Company except to the extent that the minority shareholders have a binding obligation under the articles of association or an agreement and are able to make additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the equity attributable to the Company until the minority shareholders’ share of losses previously absorbed by the Company has been recovered.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies

Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (ÒPBOC ratesÓ) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding ÒRetained profitsÓ, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to income statement in the year in which the disposal occurs.

	(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

	(4)	Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost includes the cost of purchase and processing, and other cost. Inventories are stated at cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

	(5)	Long-term equity investments

(a) Investment in subsidiaries

In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s separate financial statements, investments in subsidiaries are accounted for using the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income of the current period based on the Company’s proportionate interest in the investee entity, excluding the cash dividends or the profits declared but not distributed in the considerations paid to acquire the investment. The investments are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the book value of the acquired entities’ net assets at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained profits.

The initial investment cost of a long-term equity investment obtained through a business combination involving entities not under common control is the cost of business combination determined at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments (Continued)

		(b)	Investment in jointly controlled entities and associates

A jointly controlled entity is an entity of which the Group can exercise joint control with other venturers. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all venturers.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

At the balance sheet date, impairment losses on investment in jointly controlled entities and associates are measured according to Note 3(12).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to the income statement.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to income statement.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

		(c)	Other long-term equity investments

Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value can not be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates.

Other long-term investments are subsequently accounted for under the cost method. As at the balance sheet date, other long-term investments are assessed for impairment on an individual basis.

For other long-term equity investments, the amount of impairment loss is stated as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(6)	Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over 1 year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in income statement as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

Fixed assets other than oil and gas properties are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	15-45 years	3%-5%
Machinery, equipment, vehicles and others	4-18 years	3%
Oil depots, storage tanks and service stations	8-25 years	3%-5%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the year as incurred.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less residual value and impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(9)	Goodwill

Goodwill represents the excess of cost of business combination over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

When preparing the consolidated financial statements, if the Company acquired a minority interest from a subsidiary’s minority shareholders before 7 August 2008, a goodwill is recognised on the consolidated financial statement, whose amount is the excess of the additional long-term equity investment cost on the minority interest acquisition over the fair value on the transaction date of the subsidiary’s identifiable net assets of the newly acquired portion. The difference between (i) and (ii) below, less the aforementioned goodwill is adjusted to the capital reserve in the consolidated balance sheet:

		(i)	the additional long-term equity investment cost on the minority interest acquisition;

		(ii)	the newly acquired interest in the subsidiary’s identifiable net assets recorded from the acquisition date (or combination date) of the subsidiary.

If such an acquisition occurred on or after 7 August 2008, no goodwill is recognised. The total difference between the above (i) and (ii) is adjusted to the capital reserve in the consolidated balance sheet. In both cases if the credit balance of capital reserve is insufficient, any excess is adjusted to retained profits.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

	(10)	Non-current assets held for sale

A non-current asset is classified as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may be fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc. but not include deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as impairment loss.

	(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

		(a)	Classification, recognition and measurement of financial instruments

The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in income statement, the relevant transaction cost is recognised in the income statement. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

－ Financial asset or financial liability with change in fair value recognised in the income statement (including financial asset or financial liability held for trading)

Financial assets, financial liabilities and derivative instruments held by the Group for the purpose of selling or repurchasing in short term. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in income statement.

－ Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest method.

－ Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity.

After the initial recognition, held-to-maturity investments are stated at amortised cost using the effective interest rate method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(a)	Classification, recognition and measurement of financial instruments (Continued)

			－	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories. Investments in equity instruments that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are stated at cost.

Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in the income statement. The cumulative gains and losses previously recognised in equity are transferred to the income statement when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest method is recognised in profit or loss (see Note 3(17)(c)).

			－	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement of derivative financial instruments to fair value is charged immediately to the profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see Note 3(11)(c)).

			－	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Among other financial liabilities, financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingent liabilities (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

		(b)	Determination of fair value

Fair value of financial asset or financial liability is determined with reference to quoted market price in active market without adjusting for transaction costs that may be incurred upon future disposal or settlement is used to establish the fair value of financial asset or financial liability. For a financial asset held or a financial liability to be assumed, the quoted price is the current bid price and, for a financial asset to be acquired or a financial liability assumed, it is the current asking price.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(c)	Hedge accounting

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, And uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

		－	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

－ the cumulative gain or loss on the hedging instrument from inception of the hedge

－ the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same year during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

		－	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

		－	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(d)	Convertible bonds

			－	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to retained profits.

			－	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the income statement.

		(e)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the following amounts is recognised in income statement:

			－	the carrying amounts, and

			－	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or part of financial liabilities are derecognised.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets

(a) Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to income statement) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

－ Receivables and held-to-maturity investments

Receivables and held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in income statement.

Impairment loss on receivables and held-to-maturity investments is reversed in the income statement if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

－ Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to income statement.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through income statement.

	(b)	Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the assets remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in the income statement. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the higher of its individual fair value less costs to sell (if determinable) and the present value of expected future cash flows (if determinable).

Impairment losses for assets are not reversed.

	(13)	Long-term deferred expenses

Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(14)	Employee benefits

Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

		(a)	Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Group has joined a basic pension insurance for the employees arranged by local Labour and Social Security Bureaus. The Group makes contributions to the pension insurance at the applicable rates based on the amounts stipulated by the government organisation. The contributions are charged to profit or loss on an accrual basis. When employees retire, the local Labour and Social Security Bureaus are responsible for the payment of the basic pension benefits to the retired employees. The Group does not have any other obligations in this respect.

		(b)	Housing fund and other social insurance

Besides the pension benefits, pursuant to the relevant laws and regulations of the PRC, the Group has joined defined social security contributions for employees, such as a housing fund, basic medical insurance, unemployment insurance, injury insurance and maternity insurance. The Group makes contributions to the housing fund and other social insurances mentioned above at the applicable rate(s) based on the employees’ salaries. The contributions are recognised as cost of assets or charged to profit or loss on an accrual basis.

		(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied:

－ The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly

－ The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

	(15)	Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences, respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

		－	the taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

		－	they relate to income taxes levied by the same tax authority on either:

－ the same taxable entity; or

－
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

	(16)	Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

A provision for onerous contracts is recognised when the economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(17)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met:

(a) Revenues from sales of goods

Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

－ the significant risks and rewards of ownership and title have been transferred to buyers, and

－ the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue form the sale of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

(b) Revenues from rendering services

The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably at the balance sheet date, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are charged to the income statement when incurred, and revenues are not recognised.

(c) Interest income

Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

	(18)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of Òcapital reserveÓ are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

	(19)	Borrowing costs

Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

	(20)	Repairs and maintenance expenses

Repairs and maintenance (including overhauling expenses) expenses are recognised in the income statement when incurred.

	(21)	Environmental expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

	(22)	Research and development costs

Research and development costs are recognised in the income statement when incurred.

	(23)	Operating leases

Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

	(24)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(25)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control or significant influence from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

		(a)	the holding company of the Company;

		(b)	the subsidiaries of the Company;

		(c)	the parties that are subject to common control with the Company;

		(d)	investors that have joint control or exercise significant influence over the Group;

		(e)	enterprises or individuals if a party has control, joint control or significant influence over both the enterprises or individuals and the Group;

		(f)	jointly controlled entities of the Group;

		(g)	associates of the Group;

		(h)	the major individual investors of the Group and a close family member of such individuals;

		(i)	the member of key management personnel of the Group, and a close family member of such individuals;

		(j)	the member of key management personnel of the Company’s holding company;

		(k)	close family member of key management personnel of the Company’s holding company; and

		(l)	an entity which is under control, joint control or significant influence of major individual investor, key management personnel or a close family of such individuals.

	(26)	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

		－	Engage in business activities from which it may earn revenues and incur expenses;

		－	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

		－	For which financial information regarding financial position, results of operations and cash flows are available.

4	CHANGES IN ACCOUNTING POLICIES

In accordance with China Accounting Standards for Business Enterprises Bulletin No.3 (Bulletin No.3) issued in 2009 and the Notice on the Preparation of the 2009 Annual Report of Listed and Non-listed Companies (Cai Kuai [2009]16), which was issued during the year ended 31 December 2009, the Group changed the following significant accounting policies:

(1) Change in presentation of income statement and statement of change in equity

Additional account captions, other comprehensive income and total comprehensive income, were included in the income statement under earnings per share. Other comprehensive income represents the after tax effect of total gains and losses, which have been not recognised in the net profit according to ASBE. Total comprehensive income represents the aggregate amount of net profit and other comprehensive income. The above changes have also been applied to the Group’s consolidated income statement with account captions, total comprehensive income attributable to the equity shareholders of the Company and total comprehensive income attributable to minority interests, presented below the total comprehensive income.

The item of gains and losses recognised directly in equity and its breakdowns are deleted under the item of changes for the year in the statement of changes in equity. An item of other comprehensive income is added to show the changes of other comprehensive income occurred during the year.

Comparative figures have been restated to confirm with the above new change of presentation in the income statement and statement of changes in equity. Please see the income statement and statement of changes in equity for details.

(2) Segment reporting

Bulletin No.3 requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group’s financial statements into segments based on related products and services and on geographical areas. However, the adoption of Bulletin No.3 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with Bulletin No.3.

5	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax and education surcharge.

The Corporate Income Tax Law of the People’s Republic of China (Ònew tax lawÓ) took effect on 1 January 2008. According to the new tax law, the income tax rate applicable to the Group is changed to 25% from 1 January 2008; however, certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five-year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is changed from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for foreign investment enterprises operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011.

Before 1 January 2009, consumption tax is levied on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil at a rate of RMB 277.6 per tonne, RMB 117.6 per tonne, RMB 277.0 per tonne, RMB 256.4 per tonne, RMB 225.2 per tonne, RMB 101.5 per tonne and RMB 124.6 per tonne, respectively. Effective from 1 January 2009, the consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

Resources tax is levied on crude oil and natural gas at rates ranging from RMB 14 per tonne to RMB 30 per tonne and RMB 7 to RMB 15 per 1000 cubic metre, respectively.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. The levy starts at USD 40 per barrel and the imposed rate ranges from 20% to 40%.

The branches and subsidiaries granted with tax concession are set out below:

Name of branches and subsidiaries	Preferential tax rate	Reasons for granting concession
Sinopec National Star Xinan Branch	15%	Tax preferential policy in the western part of China
Sinopec National Star Xibei Branch	15%	Tax preferential policy in the western part of China
Tahe Oilfield Petrochemical Factory	15%	Tax preferential policy in the western part of China
Zhanjiang Dongxing Petrochemical Company Limited	20%	Foreign investment enterprise
Sinopec Hainan Refining and Chemical Company Limited	2-year exemption and 3-year 50% reduction	Foreign investment enterprise

6	CASH AT BANK AND ON HAND

The Group

	2009	2008
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	millions		millions	millions		millions

Cash on hand
Renminbi			140			161
Cash at bank
Renminbi			4,070			5,487
US Dollars	44	6.8282	301	184	6.8346	1,259
Hong Kong Dollars	97	0.8805	85	124	0.8819	109
Japanese Yen	190	0.0738	14	66	0.0757	5
Euro	4	9.7971	40	4	9.6590	43
			4,650			7,064
Deposits at related parties
Renminbi			3,328			605
US Dollars	272	6.8282	1,858	13	6.8346	91
Hong Kong Dollars	69	0.8805	61	－		－
Euro	9	9.7971	89	－		－
Total cash at bank and on hand			9,986			7,760

The Company

	2009	2008
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	millions		millions	millions		millions

Cash on hand
Renminbi			111			141
Cash at bank
Renminbi			2,290			2,068
US Dollars	－	6.8282	1	－	6.8346	1
			2,402			2,210
Deposits at related parties
Renminbi			2,321			47
US Dollars	－	6.8282	1	－	6.8346	1
Total cash at bank and on hand			4,724			2,258

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2009, time deposits with financial institutions of the Group and the Company amounted to RMB 1,236 million (2008: RMB 752 million) and RMB 24 million (2008: RMB 31 million), respectively.

7	BILLS RECEIVABLES

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2009, the Group’s and the Company’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 10,213 million (2008: RMB 11,074 million) and RMB 9,597 million (2008: RMB 9,118 million), respectively, all of which are due before 31 December 2010.

8         ACCOUNTS RECEIVABLE

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from subsidiaries	－	－	9,509	8,001
Amounts due from Sinopec Group Company and fellow subsidiaries	697	2,670	494	1,281
Amounts due from associates and jointly controlled entities	335	1,408	187	484
Amounts due from others	27,481	11,318	2,326	3,491
	28,513	15,396	12,516	13,257
Less: Allowance for doubtful accounts	1,921	2,406	1,526	1,983
Total	26,592	12,990	10,990	11,274

Ageing analysis on accounts receivable is as follows:

	The Group
	2009				2008
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	26,422	92.7	7	0.0	12,931	84.0	63	0.5
Between one and two years	185	0.6	31	16.8	100	0.6	21	21.0
Between two and three years	32	0.1	21	65.6	75	0.5	59	78.7
Over three years	1,874	6.6	1,862	99.4	2,290	14.9	2,263	98.8
Total	28,513	100.0	1,921		15,396	100.0	2,406

	The Company
	2009				2008
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		of total		to accounts		of total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	10,829	86.5	6	0.1	11,270	85.0	57	0.5
Between one and two years	174	1.4	24	13.8	40	0.3	17	42.5
Between two and three years	28	0.2	20	71.4	29	0.2	18	62.1
Over three years	1,485	11.9	1,476	99.4	1,918	14.5	1,891	98.6
Total	12,516	100.0	1,526		13,257	100.0	1,983

At 31 December 2009 and 31 December 2008, the total amounts of the top five accounts receivable of the Group are set out below:

	2009	2008

Total amount (RMB millions)	9,063	1,882
Ageing	Within 1 year	Within 1 year
Percentage to the total balance of accounts receivable	31.8%	12.2%

At 31 December 2009, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 1,032 million and RMB 10,190 million (2008: RMB 4,078 million and RMB 9,766 million), representing 3.6% and 81.4% (2008: 26.5% and 73.7%) of the total accounts receivable.

Except for the balances disclosed in Note 47, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the year ended 31 December 2009 and 2008, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2009 and 2008, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2009 and 31 December 2008, the Group and the Company had no individually significant accounts receivable that aged over three years.

9         OTHER RECEIVABLES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from subsidiaries	－	－	17,737	11,266
Amounts due from Sinopec Group Company and fellow subsidiaries	705	2,729	615	910
Amounts due from associates and jointly controlled entities	57	578	41	502
Amounts due from others	6,178	19,834	3,855	14,597
	6,940	23,141	22,248	27,275
Less: Allowance for doubtful accounts	2,486	2,616	2,998	3,188
Total	4,454	20,525	19,250	24,087

Ageing analysis of other receivables is as follows:

	The Group
	2009				2008
				Percentage				Percentage
				of allowance				of allowance
		Percentage		of other		Percentage		of other
	Amount	of other	Allowance	receivables	Amount	of other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	3,333	48.0	40	1.2	18,104	78.2	52	0.3
Between one and two years	528	7.6	85	16.1	801	3.5	71	8.9
Between two and three years	342	4.9	119	34.8	439	1.9	54	12.3
Over three years	2,737	39.5	2,242	81.9	3,797	16.4	2,439	64.2
Total	6,940	100.0	2,486		23,141	100.0	2,616

	The Company
	2009				2008
				Percentage				Percentage
				of allowance				of allowance
		Percentage		of other		Percentage		of other
	Amount	of other	Allowance	receivables	Amount	of other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	millions	%	millions	%	millions	%	millions	%

Within one year	18.275	82.2	39	0.2	22,038	80.8	52	0.2
Between one and two years	389	1.7	39	10.0	630	2.3	52	8.3
Between two and three years	227	1.0	58	25.6	217	0.8	46	21.2
Over three years	3,357	15.1	2,862	85.3	4,390	16.1	3,038	69.2
Total	22,248	100.0	2,998		27,275	100.0	3,188

At 31 December 2009 and 2008, the total amounts of the top five other receivables of the Group are set out below:

	2009	2008

Total amount (RMB millions)	710	2,611
Ageing	From within	From within
	one year to	one year to
	over three years	over three years
Percentage to the total balance of other receivables	10.2%	11.3%

At 31 December 2009, the Group’s and the Company’s other receivables due from related parties amounted to RMB 762 million and RMB 18,393 million (2008: RMB 3,307 million and RMB 12,678 million), representing 11.0% and 82.7% (2008: 14.3% and 46.5%) of the total of other receivables.

Except for the balances disclosed in Note 47, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

At 31 December 2008, income tax receivable of RMB 9,784 million and RMB 9,768 million are included in the Group’s and the Company’s other receivables, respectively. At 31 December 2009, there is no income tax receivable included in the Group’s and the Company’s other receivables.

During the year ended 31 December 2009 and 2008, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2009 and 2008, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2009 and 2008, the Group and the Company had no individually significant other receivables that aged over three years.

10	PREPAYMENTS

All prepayments are aged within one year.

Except for the balances disclosed in Note 47, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

11       INVENTORIES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Raw materials	87,471	54,085	54,326	44,417
Work in progress	11,609	10,745	8,182	7,187
Finished goods	39,737	35,858	24,782	22,097
Spare parts and consumables	3,832	4,480	2,285	2,887
	142,649	105,168	89,575	76,588
Less: Provision for diminution in value of inventories	1,038	9,189	582	6,342
	141,611	95,979	88,993	70,246

Provision for diminution in value of inventories is mainly against spare parts and consumables. For the year ended 31 December 2009, the provision for diminution in value of inventories of the Group and the Company was primarily due to the costs of inventories of the refining and chemicals segments were higher than their net realisable value.

12	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments			Provision
	in jointly		Other	for
	controlled	Investments in	equity	impairments
	entities	associates	investments	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2009	11,781	15,595	1,562	(233)	28,705
Additions for the year	947	956	329	－	2,232
Share of profits less losses from investments accounted for under the equity method	1,240	1,757	－	－	2,997
Change of capital reserve from investments accounted for under the equity method	－	806	－	－	806
Dividends receivable / received	(40)	(705)	－	－	(745)
Disposals for the year	－	(247)	(281)	－	(528)
Movement of provision for impairment losses	－	－	－	36	36
Balance at 31 December 2009	13,928	18,162	1,610	(197)	33,503

The Company

		Investments			Provision
		in jointly		Other	for
	Investments in	controlled	Investments in	equity	impairment
	subsidiaries	entities	associates	investments	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2009	61,982	5,359	11,538	716	(146)	79,449
Additions for the year	5,959	705	862	246	－	7,772
Share of profits less losses from investments accounted for under the equity method	－	755	1,165	－	－	1,920
Change of capital reserve from investments accounted for under the equity method	－	－	806	－	－	806
Dividends receivable / received	－	(13)	(389)	－	－	(402)
Disposals for the year	－	－	(186)	(71)	－	(257)
Other decrease	(367)	－	－	－	－	(367)
Movement of provision for impairment losses	－	－	－	－	(1)	(1)
Balance at 31 December 2009	67,574	6,806	13,796	891	(147)	88,920

Details of the Company’s principal subsidiaries are set out in Note 49.

12	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates are as follows:

					Percentage of
					equity/voting
					right directly
					or indirectly	Total assets	Total	Operating
	Type of	Register	Legal	Registered	held by the	at the	liability at	revenue for
Name of investees	investees	location	representative	capital	Company	year end	the year end	the year
		RMB millions	%	RMB millions	RMB millions	RMB millions

1. Jointly controlled entities
Shanghai Secco Petrochemical Company Limited	Limited Company	Shanghai	Jeanne Marie Johns	USD 901	50%	17,657	9,914	16,438
BASF-YPC Company Limited	Limited Company	Jiangsu Provice	Ma Qiulin	8,793	40%	19,965	8,817	13,068
Fujian Refining and Petrochemical Company Limited	Limited Company	Fujian Province	Lu Dong	12,806	50%	47,182	36,750	21,418
2. Associates
Sinopec Finance Company Limited	Limited Company	Beijing	Li Chunguang	8,000	49%	113,376	100,110	2,339
China Aviation Oil Supply Company Limited	Limited Company	Beijing	Sun Li	3,800	29%	12,872	6,941	45,461
Shanghai Petroleum Company Limited	Limited Company	Shanghai	Xu Guobao	900	30%	3,743	806	1,158
Shanghai Chemical Industry Park Development Company Limited	Limited Company	Shanghai	Rong Guangdao	2,372	38.26%	7,084	3,623	11
China Shipping & Sinopec Suppliers Company Limited	Limited Company	Guangdong Province	Zhang Jianhua	877	50%	1,238	291	8,922

The Group’s effective interest share of the jointly controlled entities’ net assets, operating income and net profit are as follows:

	2009	2008
	RMB millions	RMB millions

Net assets	13,928	11,781
Operating income	25,141	27,417
Net profit /(loss)	1,240	(954)

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the year ended 31 December 2009, the Group and the Company had no individually significant long-term investments which had been provided for impairment losses.

13	FIXED ASSETS

The Group by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	344,693	179,551	107,657	189,478	8,741	830,120
Additions for the year	2,141	178	693	754	20	3,786
Transferred from construction in progress	61,111	18,291	9,690	15,146	1,170	105,408
Acquisitions (ii)	60	999	－	－	1,722	2,781
Reclassifications	－	6,008	214	(6,089)	(133)	－
Disposals	(606)	(1,812)	(1,511)	(4,333)	(192)	(8,454)
Reclassification to other assets	－	－	(663)	－	(20)	(683)
Balance at 31 December 2009	407,399	203,215	116,080	194,956	11,308	932,958
Accumulated depreciation:
Balance at 1 January 2009	172,512	83,841	26,711	117,265	3,049	403,378
Depreciation charge for the year	24,546	10,212	5,578	8,313	866	49,515
Acquisitions (ii)	－	591	－	－	159	750
Reclassifications	－	(44)	91	2	(49)	－
Written back on disposals	(515)	(1,459)	(699)	(3,115)	(162)	(5,950)
Reclassification to other assets	－	－	(83)	－	(2)	(85)
Balance at 31 December 2009	196,543	93,141	31,598	122,465	3,861	447,608
Provision for impairment losses:
Balance at 1 January 2009	6,407	1,135	2,104	5,138	19	14,803
Additions for the year	1,595	377	1,425	3,728	8	7,133
Written off for the year	(75)	(234)	(647)	(791)	(21)	(1,768)
Balance at 31 December 2009	7,927	1,278	2,882	8,075	6	20,168
Net book value:
Balance at 31 December 2009	202,929	108,796	81,600	64,416	7,441	465,182
Balance at 31 December 2008	165,774	94,575	78,842	67,075	5,673	411,939

13	FIXED ASSETS (Continued)

The Company by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	316,530	143,865	84,423	115,869	6,727	667,414
Additions for the year	2,014	105	573	78	2	2,772
Transferred from construction in progress	58,100	14,776	6,917	11,322	1,147	92,262
Transferred from a subsidiary	－	－	－	3,540	－	3,540
Transferred to subsidiaries	－	(235)	(845)	(107)	－	(1,187)
Acquisitions (ii)	60	999	－	－	1,722	2,781
Reclassifications	－	5,828	－	(5,828)	－	－
Disposals	(606)	(1,738)	(1,425)	(3,601)	(146)	(7,516)
Reclassification to other assets	－	－	(619)	－	－	(619)
Balance at 31 December 2009	376,098	163,600	89,024	121,273	9,452	759,447
Accumulated depreciation:
Balance at 1 January 2009	156,677	73,866	23,382	69,323	2,246	325,494
Depreciation charge for the year	22,053	7,610	4,271	5,462	713	40,109
Transferred from a subsidiary	－	－	－	1,491	－	1,491
Transferred to subsidiaries	－	(115)	(85)	(70)	－	(270)
Acquisitions (ii)	－	591	－	－	159	750
Reclassifications	－	8	－	(8)	－	－
Written back on disposals	(515)	(1,408)	(661)	(2,481)	(128)	(5,193)
Reclassification to other assets	－	－	(78)	－	－	(78)
Balance at 31 December 2009	178,215	80,552	26,829	73,717	2,990	362,303
Provision for impairment losses:
Balance at 1 January 2009	4,201	1,093	2,027	2,673	14	10,008
Additions for the year	1,595	288	1,205	3,491	8	6,587
Transferred from a subsidiary	－	－	－	1,279	－	1,279
Written off for the year	(75)	(213)	(637)	(768)	(16)	(1,709)
Balance at 31 December 2009	5,721	1,168	2,595	6,675	6	16,165
Net book value:
Balance at 31 December 2009	192,162	81,880	59,600	40,881	6,456	380,979
Balance at 31 December 2008	155,652	68,906	59,014	43,873	4,467	331,912

13	FIXED ASSETS (Continued)

The Group by asset class

			Oil
			depots,
			storage	Machinery,
		Oil	tanks and	equipment,
	Plants and	and gas	service	vehicles and
	buildings	properties	stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	52,561	298,468	116,766	362,325	830,120
Additions for the year	372	2,022	413	979	3,786
Transferred from construction in progress	6,847	38,737	23,840	35,984	105,408
Acquisitions (ii)	1,912	－	342	527	2,781
Reclassifications	(63)	－	(2,505)	2,568	－
Disposals	(389)	－	(1,565)	(6,500)	(8,454)
Reclassification to other assets	(98)	－	(585)	－	(683)
Balance at 31 December 2009	61,142	339,227	136,706	395,883	932,958
Accumulated depreciation:
Balance at 1 January 2009	26,274	142,859	26,910	207,335	403,378
Depreciation charge for the year	2,309	22,402	5,936	18,868	49,515
Acquisitions (ii)	213	－	292	245	750
Reclassifications	(63)	－	(505)	568	－
Written back on disposals	(223)	－	(838)	(4,889)	(5,950)
Reclassification to other assets	(13)	－	(72)	－	(85)
Balance at 31 December 2009	28,497	165,261	31,723	222,127	447,608
Provision for impairment losses:
Balance at 1 January 2009	1,233	6,322	1,970	5,278	14,803
Additions for the year	579	1,553	1,076	3,925	7,133
Written off for the year	(117)	－	(563)	(1,088)	(1,768)
Balance at 31 December 2009	1,695	7,875	2,483	8,115	20,168
Net book value:
Balance at 31 December 2009	30,950	166,091	102,500	165,641	465,182
Balance at 31 December 2008	25,054	149,287	87,886	149,712	411,939

13	FIXED ASSETS (Continued)

The Company by asset class

			Oil
			depots,
			storage	Machinery,
		Oil	tanks and	equipment,
	Plants and	and gas	service	vehicles and
	buildings	properties	stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	35,949	276,140	95,484	259,841	667,414
Additions for the year	141	1,897	389	345	2,772
Transferred from construction in progress	5,598	36,081	22,864	27,719	92,262
Transferred from a subsidiary	351	－	－	3,189	3,540
Transferred to subsidiaries	(67)	－	(907)	(213)	(1,187)
Acquisitions (ii)	1,912	－	342	527	2,781
Reclassifications	(134)	－	(1,850)	1,984	－
Disposals	(336)	－	(1,507)	(5,673)	(7,516)
Reclassification to other assets	(82)	－	(537)	－	(619)
Balance at 31 December 2009	43,332	314,118	114,278	287,719	759,447
Accumulated depreciation:
Balance at 1 January 2009	16,020	128,704	24,215	156,555	325,494
Depreciation charge for the year	1,644	20,051	4,732	13,682	40,109
Transferred from a subsidiary	98	－	－	1,393	1,491
Transferred to subsidiaries	(26)	－	(187)	(57)	(270)
Acquisitions (ii)	213	－	292	245	750
Reclassifications	40	－	(325)	285	－
Written back on disposals	(186)	－	(821)	(4,186)	(5,193)
Reclassification to other assets	(11)	－	(67)	－	(78)
Balance at 31 December 2009	17,792	148,755	27,839	167,917	362,303
Provision for impairment losses:
Balance at 1 January 2009	878	4,121	1,948	3,061	10,008
Additions for the year	484	1,553	1,028	3,522	6,587
Transferred from a subsidiary	151	－	－	1,128	1,279
Written off for the year	(117)	－	(545)	(1,047)	(1,709)
Balance at 31 December 2009	1,396	5,674	2,431	6,664	16,165
Net book value:
Balance at 31 December 2009	24,144	159,689	84,008	113,138	380,979
Balance at 31 December 2008	19,051	143,315	69,321	100,225	331,912

Notes:

(i)
The additions in the exploration and production segment and oil and gas properties of the Group and the Company for year ended 31 December 2009 included RMB 2,013 million (2008: RMB 1,482 million) and RMB 1,897 million (2008: RMB 1,358 million), respectively, relating to the estimated dismantlement costs for site restoration recognised during the year.

(ii)	During the year ended 31 December 2009, the Group acquired certain fixed assets from Sinopec Group Company (Note 47).

The factor resulting in the exploration and production (ÒE&PÓ) segment impairment losses of RMB 1,595 million of fixed assets for the year ended 31 December 2009 was unsuccessful development drilling and high operating and development costs for certain small oil fields. The primary factor resulting in the E&P segment impairment losses of RMB 4,600 million for the year ended 31 December 2008 and was primarily due to downward reserves estimation for certain oil fields resulting from lower oil and gas pricing. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

Impairment losses recognised on fixed assets of the refining and chemicals segments were RMB 377 million (2008: RMB 270 million) and RMB 3,728 million (2008: RMB 1,511 million) for the year ended 31 December 2009. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of the estimated future cash flows of the production facilities. The primary factor resulting in the impairment losses on fixed assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price.

Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of RMB 1,425 million (2008: RMB 698 million) for the year ended 31 December 2009 primarily relate to certain service stations that were closed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

At 31 December 2009 and 2008, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2009 and 2008, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2009 and 2008, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

14	CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	56,197	18,205	14,337	29,765	3,766	122,270
Additions for the year	56,162	14,600	15,547	25,083	1,379	112,771
Dry hole costs written off	(4,761)	－	－	－	－	(4,761)
Transferred to fixed assets	(61,111)	(18,291)	(9,690)	(15,146)	(1,170)	(105,408)
Reclassification to other assets	(190)	(744)	(2,773)	(1,113)	(44)	(4,864)
Other decrease	－	(50)	(11)	－	－	(61)
Balance at 31 December 2009	46,297	13,720	17,410	38,589	3,931	119,947
Provision for impairment losses:
Balance at 1 January 2009	－	114	35	－	－	149
Addition for the year	－	19	54	－	－	73
Decrease for the year	－	(50)	(11)	－	－	(61)
Balance at 31 December 2009	－	83	78	－	－	161
Net book value:
Balance at 31 December 2009	46,297	13,637	17,332	38,589	3,931	119,786
Balance at 31 December 2008	56,197	18,091	14,302	29,765	3,766	122,121

At 31 December 2009, major construction projects of the Group are as follows:

							Accumulated
							interest
		Balance at		Balance at			capitalised at
	Budgeted	1 January	New additions	31 December	Percentage of	Source of	31 December
Project name	amount	2009	for the year	2009	completion	funding	2009
	RMB millions	RMB millions	RMB millions	RMB millions	%		RMB millions

Sichuan-East China Gas Pipeline Project	22,261	16,462	(14,786)	1,676	88%	Bank loans & self-financing	781
Wuhan 800,000 tonnes per year Ethylene Construction Project	16,563	575	284	859	5%	Bank loans & self-financing	14
15,000 million cubic per year Natural Gas Capacity Improvement Project	33,700	20,005	2,660	22,665	79%	Bank loans & self-financing	1,712
Zhenhai 1,000,000 tonnes per year Ethylene Construction Project	23,497	7,374	9,038	16,412	74%	Bank loans & self-financing	391
Tahe Heavy Crude Oil Modification Project	3,120	532	800	1,332	43%	Bank loans & self-financing	3

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2009 by the Group and the Company ranged from 3.0% to 6.8% (2008: 3.8% to 7.1%).

On 21 January 2010, the Group contributed certain construction in progress of approximately RMB 17,459 million into the chemicals segment to a new jointly controlled entity.

14	CONSTRUCTION IN PROGRESS (Continued)

The Company

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2009	55,878	16,221	10,891	26,620	3,746	113,356
Additions for the year	53,003	11,283	12,029	21,949	1,365	99,629
Transferred from subsidiaries	－	－	－	580	－	580
Dry hole costs written off	(4,761)	－	－	－	－	(4,761)
Transferred to fixed assets	(58,100)	(14,776)	(6,917)	(11,322)	(1,147)	(92,262)
Reclassification to other assets	(188)	(260)	(2,505)	(1,117)	(40)	(4,110)
Other decrease	－	(50)	(11)	－	－	(61)
Balance at 31 December 2009	45,832	12,418	13,487	36,710	3,924	112,371
Provision for impairment losses:
Balance at 1 January 2009	－	114	32	－	－	146
Additions for the year	－	19	50	－	－	69
Other decrease	－	(50)	(11)	－	－	(61)
Balance at 31 December 2009	－	83	71	－	－	154
Net book value:
Balance at 31 December 2009	45,832	12,335	13,416	36,710	3,924	112,217
Balance at 31 December 2008	55,878	16,107	10,859	26,620	3,746	113,210

15	INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2009	13,611	2,912	1,354	2,318	946	21,141
Additions for the year	5,663	619	164	1,079	311	7,836
Decreases for the year	(15)	(8)	－	－	(1)	(24)
Balance at 31 December 2009	19,259	3,523	1,518	3,397	1,256	28,953
Accumulated amortisation:
Balance at 1 January 2009	1,526	2,073	536	160	498	4,793
Additions for the year	546	313	106	137	122	1,224
Decreases for the year	(2)	(3)	－	－	－	(5)
Balance at 31 December 2009	2,070	2,383	642	297	620	6,012
Provision for impairment losses:
Additions for the year	－	55	24	－	－	79
Balance at 31 December 2009	－	55	24	－	－	79
Net book value:
Balance at 31 December 2009	17,189	1,085	852	3,100	636	22,862
Balance at 31 December 2008	12,085	839	818	2,158	448	16,348

Amortisation charged to the intangible assts of the Group for the year is RMB 1,002 million.

15	INTANGIBLE ASSETS (Continued)

The Company

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2009	7,186	2,272	1,224	2,231	696	13,609
Additions for the year	4,891	525	141	1,079	256	6,892
Decreases for the year	(14)	(8)	－	－	(38)	(60)
Balance at 31 December 2009	12,063	2,789	1,365	3,310	914	20,441
Accumulated amortisation:
Balance at 1 January 2009	551	1,865	457	153	409	3,435
Additions for the year	302	279	102	134	101	918
Decreases for the year	(1)	(3)	－	－	－	(4)
Balance at 31 December 2009	852	2,141	559	287	510	4,349
Provision for impairment losses:
Additions for the year	－	55	24	－	－	79
Balance at 31 December 2009	－	55	24	－	－	79
Net book value:
Balance at 31 December 2009	11,211	593	782	3,023	404	16,013
Balance at 31 December 2008	6,635	407	767	2,078	287	10,174

Amortisation charged to the intangible assts of the Company for the year is RMB 676 million.

16	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

	Balance at	Increase/	Balance at	Provision for	Net book value
	1 January	(decrease)	31 December	impairment	at 31 December
	2009	for the year	2009	losses	2009
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch	1,157	－	1,157	－	1,157
Sinopec Zhenhai Refining and Chemical Branch	4,043	－	4,043	－	4,043
Sinopec Qilu Branch	2,159	－	2,159	－	2,159
Sinopec Yangzi Petrochemical Company Limited	2,737	－	2,737	－	2,737
Sinopec Zhongyuan oil field branch	1,391	－	1,391	(1,391)	－
Sinopec Shengli Oil Field Dynamic Company Limited	1,361	－	1,361	－	1,361
Hong Kong service stations	924	2	926	－	926
Multiple units without individually significant goodwill	1,947	(167)	1,780	－	1,780
	15,719	(165)	15,554	(1,391)	14,163

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Beijing Yanshan Branch, Sinopec Zhenhai Refining and Chemical Branch, Sinopec Qilu Branch, Sinopec Yangzi Petrochemical Company Limited, Sinopec Shengli Oil Field Dynamic Company Limited and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.2% to 13.6% (2008: 10.0% to 12.8%). Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

18	DEFERRED TAX ASSETS AND LIABILITIES

The Group

	Assets		Liabilities		Net balance
	2009	2008	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current

Receivables and inventories	3,207	4,434	－	－	3,207	4,434
Accruals	815	261	－	－	815	261
Cash flow hedges	7	－	(18)	－	(11)	－
Non-current
Fixed assets	5,601	3,891	(1,178)	(1,286)	4,423	2,605
Accelerated depreciation	－	－	(3,682)	(3,716)	(3,682)	(3,716)
Tax value of losses carried forward	3,954	4,796	－	－	3,954	4,796
Available-for-sale financial assets	－	－	－	(52)	－	(52)
Embedded derivative component of the Convertible Bonds	－	－	(96)	(151)	(96)	(151)
Others	99	86	(5)	(30)	94	56
Deferred tax assets / (liabilities)	13,683	13,468	(4,979)	(5,235)	8,704	8,233

The Company

	Assets		Liabilities		Net balance
	2009	2008	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	2,928	3,810	－	－	2,928	3,810
Accruals	811	252	－	－	811	252
Non-current
Fixed assets	4,803	3,119	(429)	(500)	4,374	2,619
Accelerated depreciation	－	－	(4,015)	(3,799)	(4,015)	(3,799)
Embedded derivative component of the Convertible Bonds	－	－	(96)	(151)	(96)	(151)
Others	54	56	(4)	(6)	50	50
Deferred tax assets / (liabilities)	8,596	7,237	(4,544)	(4,456)	4,052	2,781

At 31 December 2009, certain subsidiaries of the Company did not recognise the tax value of loss carried forward of RMB 5,555 million (2008: RMB 7,975 million), of which RMB 472 million (2008: RMB 3,762 million) was incurred for the year ended 31 December 2009, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 928 million, RMB 1,231 million, RMB 392 million, RMB 2,532 million and RMB 472 million will expire in 2010, 2011, 2012, 2013 and 2014, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

19	DETAILS OF IMPAIRMENT LOSSES

At 31 December 2009, impairment losses of the Group are analysed as follows:

		Balance at				Balance at
		1 January	Provision for	Written back	Written off	31 December
	Note	2009	the year	for the year	for the year	2009
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	8	2,406	70	(245)	(310)	1,921
Other receivables	9	2,616	222	(100)	(252)	2,486
		5,022	292	(345)	(562)	4,407
Provision for diminution in value of inventories	11	9,189	401	(185)	(8,367)	1,038
Long-term equity investments	12	233	5	－	(41)	197
Fixed assets	13	14,803	7,133	－	(1,768)	20,168
Construction in progress	14	149	73	－	(61)	161
Intangible assets	15	－	79	－	－	79
Goodwill	16	1,391	－	－	－	1,391
Total		30,787	7,983	(530)	(10,799)	27,441

At 31 December 2009, impairment losses of the Company are analysed as follows:

		Balance at				Transferred	Balance at
		1 January	Provision for	Written back	Written off	from	31 December
	Note	2009	the year	for the year	for the year	subsidiaries	2009
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	8	1,983	65	(226)	(296)	－	1,526
Other receivables	9	3,188	135	(82)	(243)	－	2,998
		5,171	200	(308)	(539)	－	4,524
Provision for diminution in value of inventories	11	6,342	125	(64)	(5,821)	－	582
Long-term equity investments	12	146	5	－	(4)	－	147
Fixed assets	13	10,008	6,587	－	(1,709)	1,279	16,165
Construction in progress	14	146	69	－	(61)	－	154
Intangible assets	15	－	79	－	－	－	79
Total		21,813	7,065	(372)	(8,134)	1,279	21,651

See the note of each class of assets for the reason for its impairment losses recognised for the year.

20	SHORT-TERM LOANS

The Group’s and the Company’s short-term loans represent:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term bank loans	21,587	41,355	5,050	20,392
Loans from Sinopec Group Company and fellow subsidiaries	13,313	33,060	678	14,063
Total	34,900	74,415	5,728	34,455

At 31 December 2009, the Group’s and the Company’s weighted average interest rates per annum on short-term loans were 2.5% (2008: 4.8%) and 4.6% (2008: 4.7%), respectively. The majority of the above loans are by credit.

Except for the balances disclosed in Note 47, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 31 December 2009 and 2008, the Group and the Company had no significant overdue short-term loan.

21	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. The repayment term is normally within one year.

22	ACCOUNTS PAYABLE

Except for the balances disclosed in Note 47, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 31 December 2009 and 2008, the Group and the Company had no individually significant accounts payable aged over one year.

23	ADVANCES FROM CUSTOMERS

Except for the balances disclosed in Note 47, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 31 December 2009 and 2008, the Group and the Company had no individually significant advances from customers aged over one year.

24	EMPLOYEE BENEFITS PAYABLE

At 31 December 2009 and 2008, the Group’s and the Company’s employee benefits payable primarily represented wages payable and social insurance payable.

25	TAXES PAYABLE

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Recoverable value-added tax	(9,137)	(14,635)	(8,307)	(10,977)
Consumption tax	14,586	1,669	11,686	1,226
Income tax	2,746	16	1,953	－
Special oil income levy	3,719	16,245	3,703	16,230
Resources tax	796	1,332	722	1,200
Other taxes	3,779	2,189	3,060	1,884
Total	16,489	6,816	12,817	9,563

26	OTHER PAYABLES

At 31 December 2009 and 2008, the Group’s and the Company’s other payables primarily represented payables for constructions.

Except for the balances disclosed in Note 47, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 31 December 2009 and 2008, the Group and the Company had no individually significant other payables aged over three years.

27	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s and the Company’s non-current liabilities due within one year represent:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
Renminbi loans	5,733	16,491	4,232	14,766
Japanese Yen loans	306	419	306	419
US Dollar loans	110	115	79	83
Euro loans	85	84	85	84
	6,234	17,109	4,702	15,352
Long-term other loans
Renminbi loans	67	2,045	－	2,000
US Dollar loans	10	7	3	3
	77	2,052	3	2,003
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans	330	350	160	150
Total non-current liabilities due within one year	6,641	19,511	4,865	17,505

At 31 December 2009 and 2008, the Group and the Company had no significant overdue long-term loan.

28	LONG-TERM LOANS

The Group’s and the Company’s long-term loans represent:

		The Group		The Company
	Interest rate and final maturity	2009	2008	2009	2008
		RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
Renminbi loans	Interest rates ranging from interest free to 7.6% per annum at 31 December 2009 with maturities through 2013	18,869	42,036	17,064	29,787
Japanese Yen loans	Interest rates ranging from 2.6 % to 3.0 % per annum at 31 December 2009 with maturities through 2024	1,660	2,121	1,660	2,121
US Dollar loans	Interest rates ranging from interest free to 7.9% per annum at 31 December 2009 with maturities through 2031	629	746	390	475
Euro loans	Interest rate ranging from 6.6 % to 6.7 % per annum at 31 December 2009 with maturities through 2011	116	197	116	197
Less: Current portion		6,234	17,109	4,702	15,352
Long-term bank loans		15,040	27,991	14,528	17,228
Long-term other loans
Renminbi loans	Interest free per annum at 31 December 2009 with maturities through 2011	73	2,075	5	2,006
US Dollar loans	Interest rates ranging from interest free to 4.9% per annum at 31 December 2009 with maturities through 2015	29	33	19	23
Less: Current portion		77	2,052	3	2,003
Long-term other loans		25	56	21	26
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans	Interest rates ranging from interest free to 7.3% per annum at 31 December 2009 with maturities through 2020	37,330	37,240	37,160	35,970
Less: Current portion		330	350	160	150
Long-term loans from Sinopec Group Company and fellow subsidiaries		37,000	36,890	37,000	35,820
Total		52,065	64,937	51,549	53,074
The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Between one and two years	4,085	9,991	3,944	4,885
Between two and five years	11,181	15,545	10,885	11,353
After five years	36,799	39,401	36,720	36,836
Total long-term loans	52,065	64,937	51,549	53,074

28	LONG-TERM LOANS (Continued)

At 31 December 2009, the top five long-term loans (including long-term loans due within one year) of the Group are set out below:

					Remaining	Remaining
					balance at	balance at
	Borrowing	Maturity			31 December	31 December
Lenders	dates	dates	Currency	Interest rate	2009	2008
					RMB millions	RMB millions

Sinopec Finance
Company Limited	18 October 2000	31 December 2020	RMB	interest free	35,561	35,561
China Development Bank	20 January 2005	20 December 2013	RMB	5.35%	13,000	13,000
Industrial and Commercial
Bank of china,
Hainan Branch	1 September 2005	31 August 2010	RMB	6.97%	1,500	1,500
Industrial and Commercial
Bank of China	2 April 2007	1 April 2010	RMB	5.91%	1,000	1,000
Bank of China	3 July 2009	3 July 2012	RMB	4.86%	1,000	－

Except for the balances disclosed in Note 47, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

Long-term loans are primarily unsecured, and carried at amortised costs.

29	DEBENTURES PAYABLE

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term corporate bonds (i)	31,000	15,000	30,000	15,000
Debentures payable:
Corporate bonds (ii)	58,500	28,500	58,500	28,500
Convertible Bonds (iii)	10,371	9,870	10,371	9,870
Convertible Bonds with Warrants (iv)	24,892	23,837	24,892	23,837
	93,763	62,207	93,763	62,207

(i)
The Company issued six-month corporate bonds of face value at RMB 15 billion to corporate investors in the PRC debenture market on 22 December 2008 at par value of RMB 100. The effective yield of the six-month corporate bonds is 2.30% per annum. The corporate bonds matured in June 2009.

A subsidiary of the Group issued 330-day corporate bonds of face value at RMB 1 billion to corporate investors in the PRC debenture market on 3 April 2009 at par value of RMB 100. The effective yield of the 330-day corporate bonds is 2.05% per annum. The corporate bonds will mature in March 2010.

The Company issued one-year corporate bonds of face value at RMB 15 billion to corporate investors in the PRC debenture market on 16 July 2009. The effective yield of the one-year corporate bonds is 1.88% per annum and interest is paid annually. The corporate bonds will mature in July 2010.

The Company issued one-year corporate bonds of face value at RMB 15 billion to corporate investors in the PRC debenture market on 12 November 2009. The effective yield of the one-year corporate bonds is 2.30% per annum and interest is paid annually. The corporate bonds will mature in November 2010.

(ii)
The Company issued ten-year corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 5 billion to corporate investors in the PRC on 10 May 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued five-year corporate bonds of RMB 8.5 billion to corporate investors in the PRC on 13 November 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued ten-year corporate bonds of RMB 11.5 billion to corporate investors in the PRC on 13 November 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued three-year corporate bonds of RMB 10 billion to corporate investors in the PRC debenture market on 27 March 2009. The three-year corporate bond bears a fixed interest rate of 2.25% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

The Company issued three-year corporate bonds of RMB 20 billion to corporate investors in the PRC debenture market on 26 June 2009. The three-year corporate bond bears a fixed interest rate of 2.48% per annum and interest is paid annually. Interest payable for the current period was included in other payables.

29	DEBENTURES PAYABLE (Continued)

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the ÒConvertible BondsÓ).æ The Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (Òthe Conversion componentÓ).æ Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount.æ The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (Òthe Early Redemption OptionÓ) and a cash settlement option when the holders exercise their conversion right (Òthe Cash Settlement OptionÓ).æ The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

At 31 December 2009, the carrying amounts of liability and derivative components, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds were RMB 10,153 million (2008: RMB 9,870 million) and RMB 218 million (2008: RMB nil), respectively. No conversion of the Convertible Bonds has occurred up to 31 December 2009.

At 31 December 2009 and 2008, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2009	2008

Stock price of underlying shares	HKD 6.91	HKD 4.69
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	150 basis points	450 basis points
Average risk free rate	0.87%	1.64%
Average expected life	2.8 years	3.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 31 December 2008 to 31 December 2009 resulted in a loss from changes in fair value of RMB 218 million (2008: gain from changes in fair value of RMB 3,947 million), which has been recorded as Ò(loss)/gain from changes in fair valueÓ in the income statement for the year ended 31 December 2009.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. If the aforesaid derivative component has not been separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

(iv)
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the ÒBonds with WarrantsÓ). The Bonds with Warrants with fixed interest rate of 0.8% per annum and interest payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company. Each lot of the Bonds with Warrants, comprising ten Bonds with Warrants are entitled to warrants (the ÒWarrantsÓ) to subscribe 50.5 A shares of the Company during the 5 trading days prior to 3 March 2010 at an initial exercise price of RMB 19.68 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company.

As at 31 December 2009, the exercise price of the Warrants was adjusted to RMB 19.15 per share (2008: RMB 19.43 per share) as a result of the final dividend of 2008 and the interim dividend of 2009 declared during the year ended 31 December 2009.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. The excess of proceeds from the issuance of the Bonds with Warrants, net of issuance costs, over the amount initially recognised as the liability component is recognised as the equity component in capital reserve until either the Warrants is exercised or expired. If the equity component has not been separated out and the entire Bonds with Warrants is considered as the liability component, the effective interest rate would have been 0.8%. The initial carrying amounts of liability and equity components of the Bonds with Warrants were RMB 22,971 million and RMB 6,879 million upon issuance, respectively.

30	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follow:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2009	9,234	8,794
Provision for the year	2,013	1,897
Accretion expenses	429	405
Utilised	(218)	(214)
Balance at 31 December 2009	11,458	10,882

31	SHARE CAPITAL

	The Group and the Company
	2009	2008
	RMB millions	RMB millions
Registered, issued and fully paid:
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (ÒADSsÓ, each representing 100 H shares) at prices of HK$ 1.59 and US$ 20.645, respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. 66,337,951,000 domestic stated-owned A shares have been granted trading right upon settlement of the above consideration. The 784,000,000 stated-owned A shares paid to the shareholders of the listed A shares were tradable on 10 October 2006.

All the domestic ordinary shares and H shares rank pari passu in all material aspects.

KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001, respectively.

32	CAPITAL RESERVE

The movements in capital reserve are as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2009	40,848	38,464
Changes in fair value of cash flow hedge, net of deferred tax (Note 44)	54	－
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	668	830
Consideration for the combination of entities under common control (Note 1)	(771)	－
Acquisition of minority interests of subsidiaries (ii)	(18)	－
Distribution to Sinopec Group Company	(49)	(1,600)
Government grants (iii)	580	540
Reclassified to retained profits (iv)	(3,110)	－
Balance at 31 December 2009	38,202	38,234

The capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital; (c) the equity component of the Bonds with Warrants; (d) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (e) adjustment for changes in fair value of available-for-sale financial assets.

	(i)	The available-for-sale financial assets held by the Group and the Company are carried at fair value with any change in fair value, net of deferred tax, recognised directly in capital reserve.

(ii)
During the current year, the Group acquired minority interests from subsidiaries. The difference between the considerations paid over total amounts of the net assets acquired was recognised in capital reserve.

	(iii)	Pursuant to Cai Qi [2009] No.344, the Group received certain government grants, which were accounted for as capital reserve pursuant to relevant government regulations.

(iv)
The Group acquired the Acquired Group from Sinopec Group Company during the current year (Note 1). According to the accounting policy of business combination involving entities under common control (Note 3(1)(a)), the Group’s proportionate shares in retained profits’ debit balance of the Acquired Group on the acquisition date were transferred out from capital reserve.

33	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group and the Company
	Statutory	Discretionary
	surplus reserve	surplus reserve	Total
	RMB millions	RMB millions	RMB millions

Balance at 1 January 2009	43,078	47,000	90,078
Appropriation	4,953	20,000	24,953
Balance at 31 December 2009	48,031	67,000	115,031

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

34	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Income from principal operations	1,315,915	1,413,203	849,049	929,981
Income from other operations	29,137	31,088	27,254	29,483
Total	1,345,052	1,444,291	876,303	959,464
Operating cost	1,035,815	1,321,030	638,169	840,076

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 52.

For the year ended 31 December 2009, revenue from sales to top five customers amounted to RMB 104,900 million (2008: RMB 134,000 million) which accounted for 8% (2008: 9%) of total operating income of the Group.

35	SALES TAXES AND SURCHARGES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Consumption tax	110,206	17,868	85,951	13,654
Special oil income levy	7,145	32,823	6,738	31,016
City construction tax	9,212	3,363	7,669	2,887
Education surcharge	5,043	1,838	4,240	1,604
Resources tax	857	857	815	817
Business tax	421	465	328	328
Total	132,884	57,214	105,741	50,306

The applicable tax rate of the sales taxes and surcharges are set out in Note 5.

36	FINANCIAL EXPENSES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Interest expenses incurred	9,574	13,046	7,589	9,437
Less: Capitalised interest expenses	2,621	1,569	2,498	1,343
Net interest expenses	6,953	11,477	5,091	8,094
Accretion expenses (Note 30)	429	430	405	410
Interest income	(277)	(446)	(107)	(98)
Foreign exchange loss	327	954	236	411
Foreign exchange gain	(416)	(3,278)	(308)	(884)
Total	7,016	9,137	5,317	7,933

37	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

38	IMPAIRMENT LOSSES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Receivables	(53)	(354)	(108)	(307)
Inventories	216	8,713	61	5,855
Long term equity investment	5	10	5	4
Fixed assets	7,133	7,098	6,587	3,924
Construction in progress	73	11	69	10
Goodwill	－	1,391	－	－
Intangible assets	79	－	79	－
Total	7,453	16,869	6,693	9,486

39	LOSS/(GAIN) FROM CHANGES IN FAIR VALUE

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Changes in fair value of financial assets and liabilities
held for trading during the year	147	(251)	63	105
Fair value loss/(gain) on the derivative component of the
Convertible Bonds(Note 29(iii))	218	(3,947)	218	(3,947)
Total	365	(4,198)	281	(3,842)

40	INVESTMENT INCOME

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Income from investment accounted for under cost method	40	85	10,456	11,052
Income from investment accounted for under equity method	2,997	580	1,920	1,196
Investment income from disposal of long-term equity investments	30	70	(6)	60
Investment income from disposal of available-for-sale financial assets	226	164	－	－
Investment income from disposal of financial assets held for trading	229	525	13	－
Loss from ineffective portion of cash flow hedge	(16)	(54)	－	－
Others	83	82	73	49
Total	3,589	1,452	12,456	12,357

41	NON-OPERATING INCOME

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Gain on disposal of non-current assets	457	335	320	296
Grant (Note)	－	50,857	－	33,790
Others	818	719	780	492
Total	1,275	51,911	1,100	34,578

Note:
During the year ended 31 December 2008, the Group recognised grant income of RMB 50,342 million. These government grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the year. There are no unfulfilled conditions and other contingencies attached to the receipts of these grants. The Group did nt reoceive such government grant during year ended 31 December 2009.

42	NON-OPERATING EXPENSES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Loss on disposal of non-current assets	246	104	210	33
Fines, penalties and compensation	159	106	155	89
Donations	174	104	166	97
Others	822	806	677	703
Total	1,401	1,120	1,208	922

43	INCOME TAX EXPENSE/(BENEFIT)

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Provision for PRC income tax for the year	17,042	610	12,387	(3,873)
Deferred taxation	(454)	(3,672)	(1,295)	2,004
Adjustment for (over)/under-provision for income tax in respect
of preceding year	(512)	216	(566)	72
Total	16,076	(2,846)	10,526	(1,797)

Reconciliation between actual tax expense/ (benefit) and accounting profit at applicable tax rates is as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Profit before taxation	80,076	22,025	60,051	39,125
Expected PRC income tax expense at a statutory
tax rate of 25%	20,019	5,506	15,013	9,781
Tax effect of non-deductible expenses	326	865	214	649
Tax effect of non-taxable income	(1,571)	(11,209)	(3,552)	(12,293)
Tax effect of differential tax rate (Note)	(1,621)	1,229	(583)	(6)
Tax effect of utilisation of previously unrecognised tax losses	(683)	(401)	－	－
Tax effect of tax losses not recognised	118	948	－	－
Adjustment for (over)/under-provision for income tax in respect
of preceding year	(512)	216	(566)	72
Actual income tax expense/(benefit)	16,076	(2,846)	10,526	(1,797)

Note:
The provision for PRC current income tax is based on a statutory rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at preferential rates of 15% or 20%.

44	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

The Group

	2009			2008
	Before-tax	Tax (expense)/	Net-of-tax	Before-tax		Net-of-tax
	amount	benefit	amount	amount	Tax benefit	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB Millions

Cash flow hedges	65	(11)	54	－	－	－
Available-for-sale financial assets	(227)	52	(175)	(296)	64	(232)
Share of other comprehensive income
in associates	806	－	806	(2,206)	－	(2,206)
Other comprehensive income	644	41	685	(2,502)	64	(2,438)

The Company

	2009			2008
	Before-tax	Tax (expense)/	Net-of-tax	Before-tax		Net-of-tax
	amount	benefit	amount	amount	Tax benefit	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB Millions

Available-for-sale financial assets	24	－	24	－	－	－
Share of other comprehensive income
in associates	806	－	806	(2,206)	－	(2,206)
Other comprehensive income	830	－	830	(2,206)	－	(2,206)

44	OTHER COMPREHENSIVE INCOME (Continued)

	(b)	Reclassification adjustments relating to components of other comprehensive income

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging
instruments recognised during the year	(2,058)	662	－	－
Amounts transferred to initial carrying amount of hedged items	257	－	－	－
Reclassification adjustments for amounts transferred to the
operating costs for the year	1,866	(662)	－	－
Net deferred tax expense recognised in other comprehensive income	(11)	－	－	－
Net movement during the year recognised in other
comprehensive income	54	－	－	－
Available-for-sale financial assets:
Changes in fair value recognised during the year	(1)	(132)	24	－
Gain on disposal transferred to profit and loss (Note 40)	(226)	(164)	－	－
Net deferred tax benefit recognised in other comprehensive income	52	64	－	－
Net movement during the year recognised in other
comprehensive income	(175)	(232)	24	－
Share of other comprehensive income in associates:
Net movement during the year recognised in other
comprehensive income	806	(2,206)	806	(2,206)

45	DIVIDENDS

	(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to a resolution passed at the Directors’ meeting on 26 March 2010, a final dividends in respect of the year ended 31 December 2009 of RMB 0.11 per share totalling RMB 9,537 million was proposed for shareholders’ approval at the Annual General Meeting.

	(b)	Dividends of ordinary shares declared during the year

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 21 August 2009, an interim dividend for the year ended 31 December 2009 of RMB 0.07 (2008: RMB 0.03) per share totalling RMB 6,069 million (2008: RMB 2,601 million) was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting on 26 May 2008, a final dividend of RMB 0.115 per share totaling RMB 9,971 million in respect of the year ended 31 December 2007 was declared and paid on 30 June 2008.

46	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

	(a)	Reconciliation of net profit to cash flows from operating activities:

		The Group		The Company
		2009	2008	2009	2008
		RMB millions	RMB millions	RMB millions	RMB millions

Net profit		64,000	24,871	49,525	40,922
Add:	Impairment losses on assets	7,453	16,869	6,693	9,486
	Depreciation of fixed assets	49,515	45,500	40,109	37,082
	Amortisation of intangible assets	1,002	851	676	594
	Dry hole costs	4,761	4,236	4,761	4,236
	Net gain on disposal of fixed assets	(211)	(231)	(110)	(263)
	Fair value loss/ (gain)	365	(4,198)	281	(3,842)
	Financial expenses	7,016	9,137	5,317	7,933
	Investment income	(3,589)	(1,452)	(12,456)	(12,357)
	(Increase)/decrease in deferred tax assets	(206)	(3,335)	(1,357)	2,159
	(Decrease)/ increase in deferred tax liabilities	(248)	(337)	62	(155)
	(Increase)/decrease in inventories	(45,724)	12,283	(18,589)	(10,124)
	Decrease in operating receivables	7,327	12,149	9,246	7,436
	Increase/ (decrease) in operating payables	67,335	(42,075)	33,944	(8,416)
Net cash flow from operating activities		158,796	74,268	118,102	74,691

(b)	Net change in cash and cash equivalents:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Cash balance at the end of the year	140	161	111	141
Less: Cash balance at the beginning of the year	161	108	141	24
Add: Cash equivalents at the end of the year	8,610	6,847	4,589	2,086
Less: Cash equivalents at the beginning of the year	6,847	7,677	2,086	3,055
Net increase/ (decrease) of cash and cash equivalents	1,742	(777)	2,473	(852)

(c)	The analysis of cash and cash equivalents held by the Group and the Company is as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Cash at bank and on hand
Cash on hand	140	161	111	141
Demand deposits	8,610	6,847	4,589	2,086
Cash and cash equivalents at the end of the year	8,750	7,008	4,700	2,227

47	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(a)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Su Shulin
Registered capital	:	RMB 130,645 million

For the year ended 31 December 2009, Sinopec Group Company held 75.84% shares of the Company and there is no change on percentage shareholding during this reporting period.

(b)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sonagol Sinopec International Limited

Associates of the Group:
Sinopec Railway Oil Marketing Company Limited
China Aviation Oil Supply Company Limited
Sinopec Changjiang Fuel Company Limited
BPZR (Ningbo) LPG Company Limited
China Shipping & Sinopec Suppliers Company Limited

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Fujian Refining and Petrochemical Company Limited

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group		The Company
	Note	2009	2008	2009	2008
		RMB millions	RMB millions	RMB millions	RMB millions

Sales of goods	(i)	162,671	186,381	72,924	95,732
Purchases	(ii)	75,521	56,516	44,665	35,951
Transportation and storage	(iii)	1,251	1,206	1,115	1,047
Exploration and development services	(iv)	31,343	33,034	29,936	31,462
Production related services	(v)	17,603	14,133	16,036	12,703
Ancillary and social services	(vi)	3,329	1,611	3,254	1,592
Operating lease charges	(vii)	4,866	4,897	4,703	4,698
Agency commission income	(viii)	45	78	6	－
Interest received	(ix)	38	19	20	109
Interest paid	(x)	1,045	1,725	657	937
Net deposits (placed with) /withdrawn
from related parties	(xi)	(4,640)	(353)	(2,274)	83
Net loans (repaid to)/ obtained from related parties	(xii)	(19,657)	10,754	(12,195)	(2,544)

The amounts set out in the table above in respect of the year ended 31 December 2009 and 2008 represent the relevant costs to the Group and the Company and income from related parties as determined by the corresponding contracts with the related parties.

47	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

At 31 December 2009 and 31 December 2008, there were no guarantees given to banks by the Group and the Company in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group and the Company in respect of banking facilities to subsidiaries, associates and jointly controlled entities are disclosed in Note 51(b).

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

Notes:

		(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

		(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

		(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the market interest rate.

		(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

		(xi)	Deposits placed with/ withdraw from related parties represent net deposits placed with/ withdraw from Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited.

(xii)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for year ended 31 December 2009, which is based on monthly average balances, was RMB 51,934 million (2008: RMB 60,121 million).

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for year ended 31 December 2009. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (ÒMutual Provision AgreementÓ) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

		l	the government-prescribed price;
		l	where there is no government-prescribed price, the government guidance price;
		l	where there is neither a government-prescribed price nor a government guidance price, the market price; or
		l	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

47	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(c)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 4,225 million (2008: RMB 4,234 million) and RMB 568 million (2008: RMB 568 million), respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however, such amount can not exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting held on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations from Sinopec Group Company for total cash consideration of RMB 771 million (Note 1), and certain assets of the exploration and production and refining segments from Sinopec Group Company for total cash consideration of RMB 1,068 million.

Pursuant to the resolution passed at the Directors’ meeting held on 21 August 2009, the Group acquired certain operating assets related to the others business segment from a subsidiary of Sinopec Group Company for total consideration of RMB 3,946 million.

Pursuant to the resolutions passed at the Directors’ meeting held on 26 June 2008, the Group acquired the Downhole Assets from Sinopec Group Company, primarily fixed assets, for a consideration of RMB 1,624 million, which approximated the net carrying value of the assets and liabilities of the Downhole Assets.

	(d)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The balances with the Group’s related parties at 31 December 2009 and 2008 are as follows:

	The ultimate holding company		Other related companies
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Cash and cash equivalents	－	－	5,336	696
Accounts receivable	1	340	1,031	3,738
Prepayments and other receivables	27	37	783	4,506
Accounts payable	－	－	4,800	3,352
Advances from customers	－	－	955	1,875
Other payables	5	－	10,965	10,865
Short-term loans	－	－	13,313	33,060
Long-term loans (including current portion) (Note)	－	－	37,330	37,240

Note:	The Sinopec Group Company had lent an interest-free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

As at and for the year ended 31 December 2009, and as at and for the year ended 31 December 2008, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(e)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2009	2008
	RMB thousands	RMB thousands

Short-term employee benefits	7,664	6,530
Retirement scheme contributions	287	198
	7,951	6,728

48	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as ÒprovedÓ. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

	(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered ÒimpairedÓ, and an impairment loss may be recognised in accordance with ÒASBE 8  Impairment of AssetsÓ. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

	(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

	(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

	(e)	Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

49	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries are limited companies operating in the PRC and have been consolidated into the Group’s financial statements for the year ended 31 December 2009. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

					Percentage of
				Actual	equity interest/	Minorityæ
			Registered	investment at	voting right	interests atæ
			capital/paid-up	31 December	held by	31 December
Name of enterprise		Principal activities	capital	2009	the Group	2009
			RMB millions	RMB millions	%	RMB millions

(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International	Trading of petrochemical	1,400	1,596	100.00	－
	Company Limited	products and equipments
	Sinopec Sales Company Limited	Marketing and distribution of	1,700	1,700	100.00	－
		refined petroleum products
	Sinopec Yangzi Petrochemical	Manufacturing of intermediate	16,337	9,027	100.00	－
	Company Limited	petrochemical products
		and petroleum products
	Fujian Petrochemical	Manufacturing of plastics,	4,769	2,269	50.00	2,212
	Company Limited (i)	intermediate petrochemical
		productsæand petroleum products
	Sinopec Shanghai Petrochemical	Manufacturing of synthetic fibres,	7,200	7,250	55.56	6,820
	Company Limited	resin and plastics, intermediate
		petrochemical products and
		petroleum products
	Sinopec Kantons Holdings Limited	Trading of crude oil and	HKD 104	HKD 243	72.34	563
		petroleum products
	Sinopec Yizheng Chemical Fibre	Production and sale of polyester	4,000	3,509	42.00	4,086
	Company Limited (i)	chips and polyester fibres
	China International United	Trading of crude oil and	3,040	3,381	100.00	－
	Petroleum and Chemical	petrochemical products
	Company Limited
	Sinopec (Hong Kong) Limited	Trading of crude oil and	HKD 5,477	6,167	100.00	－
		petrochemical products
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum	Marketing and distribution of	830	498	60.00	654
	Marketing Company Limited	refined petroleum products
	BP Sinopec (Zhejiang) Petroleum	Marketing and distribution of	800	480	60.00	555
	Company Limited	refined petroleum products
	Sinopec Qingdao Refining and	Manufacturing of intermediate	5,000	4,250	85.00	398
	Chemical Company Limited	petrochemical products and
		petroleum products
	Sinopec Senmei (Fujian)	Marketing and distribution of	1,840	1,012	55.00	1,556
	Petroleum Limited	refined petroleum products
	Sinopec Chemical Sales	Trading of petrochemical products	1,000	1,102	100.00	－
	Company Limited (ii)
	Sinopec International Petroleum	Investment in exploration,	4,500	4,500	100.00	－
	Exploration and Production	production and sales of
	Limited (ii)	petroleum and natural gas
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Zhongyuan Petrochemical	Manufacturing of petrochemical	2,400	2,244	93.51	87
	Company Limited	products
	Sinopec Hainan Refining and	Manufacturing of intermediate	3,986	2,990	75.00	340
	Chemical Company Limited	petrochemical products and
		petroleum products
	Sinopec Qingdao Petrochemical	Manufacturing of intermediate	1,595	RMB 1 yuan	100.00	－
	Company Limited	petrochemical products and
		petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

Notes:

(i)	The Company consolidated the financial statements of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

(ii)	The Company consolidated the financial statements of newly established Sinopec Chemical Sales Company Limited and Sinopec International Petroleum Exploration and Production Limited since 2009.

50	COMMITMENTS

Operating lease commitments

The Group and the Company lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2009 and 2008, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	6,084	6,066	5,988	5,983
Between one and two years	5,905	5,750	5,861	5,673
Between two and three years	5,834	5,655	5,803	5,615
Between three and four years	5,722	5,595	5,694	5,562
Between four and five years	5,604	5,519	5,577	5,487
After five years	145,338	149,893	145,116	149,725
Total	174,487	178,478	174,039	178,045

Capital commitments
At 31 December 2009 and 2008, the capital commitments are as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	124,403	120,773	119,145	116,327
Authorised but not contracted for	58,959	49,931	50,539	46,027
Total	183,362	170,704	169,684	162,354

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 395 million for the year ended 31 December 2009 (2008: RMB 437 million).

Estimated future annual payments are as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	136	123	136	123
Between one and two years	118	118	118	118
Between two and three years	21	20	21	20
Between three and four years	20	20	20	20
Between four and five years	20	19	20	19
After five years	689	651	689	651
Total	1,004	951	1,004	951

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

51	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 31 December 2009 and 2008, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Subsidiaries	－	－	－	170
Jointly controlled entities	14,815	11,223	9,543	9,543
Associates	181	181	61	75
Total	14,996	11,404	9,604	9,788

At 31 December 2009, the Company and a subsidiary have guaranteed to a jointly controlled entity in relation to the bank loans drawn down by the jointly controlled entity. The guarantees expire on 31 December 2015.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2009 and 2008, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangement.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 3,196 million for the year ended 31 December 2009 (2008: RMB 2,284 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

52	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner cosistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining  which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution  which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

	(v)	Others which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets dedicated to a particular segment’s operations are included in that segment’s total assets, which include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other non-current assets.

52	SEGMENT REPORTING (Continued)

Reportable information on the Group’s operating segments is as follows:

	2009	2008
	RMB millions	RMB millions

Income from principal operations
Exploration and production
External sales	19,342	26,403
Inter-segment sales	87,008	151,393
	106,350	177,796
Refining
External sales	95,792	132,209
Inter-segment sales	603,870	692,520
	699,662	824,729
Marketing and distribution
External sales	778,417	802,817
Inter-segment sales	2,372	3,200
	780,789	806,017
Chemicals
External sales	192,735	219,723
Inter-segment sales	21,125	27,303
	213,860	247,026
Others
External sales	229,629	232,051
Inter-segment sales	291,396	484,343
	521,025	716,394
Elimination of inter-segment sales	(1,005,771)	(1,358,759)
Income from principal operations	1,315,915	1,413,203
Income from other operations
Exploration and production	17,485	18,705
Refining	3,909	4,957
Marketing and distribution	2,302	906
Chemicals	4,597	6,430
Others	844	90
Income from other operations	29,137	31,088
Consolidated operating income	1,345,052	1,444,291
Operating profit/(loss)
By segment
Exploration and production	19,893	66,839
Refining	23,046	(104,680)
Marketing and distribution	30,280	28,343
Chemicals	13,098	(13,200)
Others	(2,323)	(2,581)
Total segment operating profit/(loss)	83,994	(25,279)
Financial expenses	(7,016)	(9,137)
(Loss)/gain from changes in fair value	(365)	4,198
Investment income	3,589	1,452
Operating profit/(loss)	80,202	(28,766)
Add: Non-operating income	1,275	51,911
Less: Non-operating expenses	1,401	1,120
Profit before taxation	80,076	22,025
Assets
Segment assets
Exploration and production	256,866	231,436
Refining	210,502	175,767
Marketing and distribution	152,815	142,488
Chemicals	127,078	121,423
Others	60,263	30,930
Total segment assets	807,524	702,044
Cash at bank and on hand	9,986	7,760
Long-term equity investments	33,503	28,705
Deferred tax assets	13,683	13,468
Other unallocated assets	1,779	11,320
Total assets	866,475	763,297

52	SEGMENT REPORTING (Continued)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2009	2008
	RMB millions	RMB millions

Capital expenditure for the year
Exploration and production	51,550	57,646
Refining	15,468	12,793
Marketing and distribution	16,283	14,796
Chemicals	25,207	20,622
Others	1,505	2,393
	110,013	108,250
Depreciation, depletion and amortisation for the year
Exploration and production	24,648	22,115
Refining	10,350	9,678
Marketing and distribution	5,999	5,270
Chemicals	8,584	8,473
Others	936	815
	50,517	46,351
Impairment losses on long-lived assets for the year
Exploration and production	1,595	5,991
Refining	396	270
Marketing and distribution	1,479	709
Chemicals	3,807	1,511
Others	8	19
	7,285	8,500

53	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, prepayments, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, advances from customers, debentures payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its use of financial instruments:

	l	credit risk;

	l	liquidity risk;

	l	market risk; and

	l	equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

53	FINANCIAL INSTRUMENTS (Continued)

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2009, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 159,500 million (2008: RMB 185,000 million) on an unsecured basis, at a weighted average interest rate of 3.33% (2008: 4.65%). At 31 December 2009, the Group’s outstanding borrowings under these facilities were RMB 9,361 million (2008: RMB 33,484 million) and were included in short-term bank loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	2009
		Total		More than	More than
		contractual	Within	1 year	2 years
	Carrying	undiscounted	1 year or	but less than	but less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Short-term loans	34,900	35,412	35,412	－	－	－
Non-current liabilities due within one year	6,641	6,919	6,919	－	－	－
Short-term debentures payable	31,000	31,454	31,454	－	－	－
Long-term loans	52,065	54,297	713	4,781	11,936	36,867
Debentures payable	93,763	113,426	2,445	2,445	89,446	19,090
Bills payable	23,111	23,114	23,114	－	－	－
Accounts payable	97,749	97,749	97,749	－	－	－
Other payables and employee benefits payable	56,778	56,778	56,778	－	－	－
Total	396,007	419,149	254,584	7,226	101,382	55,957

	2008
		Total		More than	More than
		contractual	Within	1 year	2 years
	Carrying	undiscounted	1 year or	but less than	but less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Short-term loans	74,415	76,583	76,583	－	－	－
Non-current liabilities due within one year	19,511	20,076	20,076	－	－	－
Short-term debentures payable	15,000	15,171	15,171	－	－	－
Long-term loans	64,937	70,824	1,809	11,497	17,658	39,860
Debentures payable	62,207	82,144	1,724	1,724	12,982	65,714
Bills payable	18,753	18,768	18,768	－	－	－
Accounts payable	56,464	56,464	56,464	－	－	－
Other payables and employee benefits payable	53,108	53,108	53,108	－	－	－
Total	364,395	393,138	243,703	13,221	30,640	105,574
Derivatives settled gross:
Forward exchange contracts
outflow	(4,366)	(4,415)	(4,415)	－	－	－
inflow	4,480	4,531	4,531	－	－	－

53	FINANCIAL INSTRUMENTS (Continued)

The Company

	2009
		Total		More than	More than
		contractual	Within	1 year	2 years
	Carrying	undiscounted	1 year or	but less than	but less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Short-term loans	5,728	5,865	5,865	－	－	－
Non-current liabilities due within one year	4,865	5,072	5,072	－	－	－
Short-term debentures payable	30,000	30,451	30,451	－	－	－
Long-term loans	51,549	53,725	695	4,624	11,620	36,786
Debentures payable	93,763	113,426	2,445	2,445	89,446	19,090
Bills payable	14,084	14,087	14,087	－	－	－
Accounts payable	63,067	63,067	63,067	－	－	－
Other payables and employee benefits payable	81,603	81,603	81,603	－	－	－
Total	344,659	367,296	203,285	7,069	101,066	55,876

	2008
		Total		More than	More than
		contractual	Within	1 year	2 years
	Carrying	undiscounted	1 year or	but less than	but less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Short-term loans	34,455	35,630	35,630	－	－	－
Non-current liabilities due within one year	17,505	17,972	17,972	－	－	－
Short-term debentures payable	15,000	15,171	15,171	－	－	－
Long-term loans	53,074	56,371	1,048	5,790	12,620	36,913
Debentures payable	62,207	82,144	1,724	1,724	12,982	65,714
Bills payable	13,453	13,468	13,468	－	－	－
Accounts payable	53,602	53,602	53,602	－	－	－
Other payables and employee benefits payable	67,381	67,381	67,381	－	－	－
Total	316,677	341,739	205,996	7,514	25,602	102,627
Derivatives settled gross:
Forward exchange contracts
outflow	(657)	(670)	(670)	－	－	－
inflow	673	686	686	－	－	－

53	FINANCIAL INSTRUMENTS (Continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a) Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

The changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies are recognised as financial expenses. At 31 December 2008, the net fair value of forward exchange contracts used by the Group and the Company as economic hedges of monetary assets and liabilities in foreign currencies were RMB 114 million and RMB 16 million, respectively, and the notional amounts of these contracts held by the Group and the Company were RMB 660 million and USD 100 million, respectively. There was no forward exchange contract held by the Group and the Company at 31 December 2009.

Included in derivative financial instruments, short-term and long-term loans of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2009	2008	2009	2008
	millions	millions	millions	millions

Gross exposure arising from loans and borrowings
US Dollars	USD 1,341	USD 1,232	USD 60	USD 277
Japanese Yen	JPY 22,500	JPY 28,037	JPY 22,500	JPY 28,037
Hong Kong Dollars	HKD 11,779	HKD 11,192	HKD 11,779	HKD 11,192

A 5 percent strengthening of Renminbi against the following currencies at 31 December 2009 and 2008 would have increased net profit for the year and retained profits of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

	The Group
	2009	2008
	RMB millions	RMB millions

US Dollars	343	147
Japanese Yen	62	80
Hong Kong Dollars	389	370

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 28, respectively.

As at 31 December 2009, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year and retained profits by approximately RMB 194 million (for the year ended 31 December 2008: RMB 263 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 31 December 2008.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk. At 31 December 2009, te Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. At 31 December 2009, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 142 million (2008: RMB 224 million) recognised in other receivables and derivative financial liabilities of RMB 319 million (2008: RMB 122 million) recognised in other payables. At 31 December 2009 and 2008, the Company does not have any such derivative financial instruments.

As at 31 December 2009, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained profits by approximately RMB 215 million (2008: RMB nil), and increase/ decrease the Group’s capital reserve by approximately RMB 1,991 million (2008: decrease/ increase RMB 200 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2008.

53	FINANCIAL INSTRUMENTS (Continued)

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 31 December 2009, the Group is exposed to this risk through the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 29.

At 31 December 2009, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained profits by approximately RMB 306 million (2008: RMB 62 million) while a decrease of 20% in the Company’s own share price would increase to the Group’s profit for the year and retained profits by approximately RMB 156 million (2008: RMB nil). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

Fair values

The fair values of the Group’s financial instruments (other than long-term debts and security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 4.18% to 5.94% (2008: 3.58% to 5.94%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2009 and 2008:

	2009	2008
	RMB millions	RMB millions

Carrying amount	115,139	109,415
Fair value	114,471	113,060

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

At 31 December 2009 and 2008, the fair value of the Group’s available-for-sale financial assets quoted at market price is RMB 1,461 million. Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as at 31 December 2009 and 2008.

54	EXTRAORDINARY GAIN AND LOSS

Pursuant to ÒQuestions and answers in the prepayment of information disclosures of companies issuing public shares, No.1  Extraordinary gain and lossÓ (2008), the extraordinary gains and losses of the Group are as follows:

	2009	2008
	RMB millions	RMB millions

Extraordinary (gain)/loss for the year:
Gain on disposal of non-current assets	(211)	(231)
Donations	174	104
Gain on holding and disposal of various investments	(322)	(956)
Net (profit)/loss of subsidiaries generated from a business combination involving
entities under common control before acquisition date	(62)	1,244
Other non-operating income and expenses, net	190	499
	(231)	660
Tax effect	42	146
Total	(189)	806
Attributable to:
Equity shareholders of the Company	(32)	862
Minority interests	(157)	(56)

55	BASIC AND DILUTED EARNINGS PER SHARE

	(i)	Basic earning per share

Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2009	2008

Net profit attributable of equity shareholders of the Company (RMB millions)	61,290	28,445
Weighted average number of outstanding ordinary shares of the Company (millions)	86,702	86,702
Basic earnings per share (RMB/share)	0.707	0.328

The calculations of the weighted average number of ordinary shares is as follows:

	2009	2008

Weighted average number of outstanding ordinary shares of the Company (millions)	86,702	86,702

(ii)	Diluted earnings per share

Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2009	2008

Net profit attributable to equity shareholders of the Company (diluted) (RMB millions)	61,666	25,268
Weighted average number of outstanding ordinary shares of the Company (diluted) (millions)	87,790	87,790
Diluted earnings per share (RMB/share)	0.702	0.288

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2009	2008

The weighted average number of the ordinary shares issued at 1 January (millions)	86,702	86,702
Effect of the Convertible Bonds (millions)	1,088	1,088
Weighted average number of the ordinary shares issued at 31 December (diluted) (millions)	87,790	87,790

The calculation of diluted earnings per share for the year ended 31 December 2009 and 2008 excludes the effect of the Warrants (Note 29(iv)), since it did not have any diluted effect.

56	POST BALANCE SHEET EVENTS

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group entered into an agreement with Sinopec Overseas Oil & Gas Limited (ÒSOOGLÓ), a subsidiary of Sinopec Group Company, to acquire 55% equity interests of Sonangol Sinopec International Limited (ÒSSIÓ) and to acquire the shareholder’s loans of USD 779 million provided by SOOGL to SSI, at a total cash consideration of USD2,457 million. SSI is engaged in the oil and gas operations in Angola. The transaction is subject to the approval from the shareholder’s meeting, the relevant governmental bodies or the relevant creditor.

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Petroleum & Chemical Corporation (the ÒCompanyÓ) set out on pages 139 to 192, which comprise the consolidated and company balance sheets as at 31 December 2009, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

26 March 2010

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ)
CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2009
(Amounts in millions, except per share data)

	Note	2009	2008
		RMB	RMB

Turnover and other operating revenues
Turnover	3	1,315,915	1,413,203
Other operating revenues	4	29,137	31,088
		1,345,052	1,444,291
Other income	5	－	50,857
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(990,459)	(1,286,106)
Selling, general and administrative expenses	6	(40,500)	(39,392)
Depreciation, depletion and amortisation		(50,487)	(46,321)
Exploration expenses, including dry holes		(10,545)	(8,310)
Personnel expenses	7	(28,836)	(23,381)
Taxes other than income tax	8	(132,884)	(57,214)
Other operating expenses, net	9	(6,910)	(8,088)
Total operating expenses		(1,260,621)	(1,468,812)
Operating profit		84,431	26,336
Finance costs
Interest expense	10	(7,382)	(11,907)
Interest income		277	446
Unrealised (loss)/gain on embedded derivative component of the Convertible Bonds	30(c)	(218)	3,947
Foreign currency exchange losses		(327)	(954)
Foreign currency exchange gains		416	3,278
Net finance costs		(7,234)	(5,190)
Investment income		374	390
Share of profits less losses from associates and jointly controlled entities		2,997	580
Profit before taxation		80,568	22,116
Tax (expense)/benefit	11	(16,084)	2,840
Profit for the year		64,484	24,956
Attributable to:
Equity shareholders of the Company		61,760	28,525
Non-controlling interests		2,724	(3,569)
Profit for the year		64,484	24,956
Earnings per share:		17
Basic		0.712	0.329
Diluted		0.708	0.289

The notes on pages 147 to 192 form part of these financial statements. Details of dividends payable to equity shareholders of the Company attributable to the profit for the year are set out in Note 15.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2009
(Amounts in millions)

	Note	2009	2008
		RMB	RMB

Profit for the year		64,484	24,956
Other comprehensive income for the year (after tax and reclassification adjustments)	16
Cash flow hedges		54	－
Available-for-sale securities		(175)	(232)
Share of other comprehensive income of associates		806	(2,206)
Total other comprehensive income		685	(2,438)
Total comprehensive income for the year		65,169	22,518
Attributable to:
Equity shareholders of the Company		62,482	26,205
Non-controlling interests		2,687	(3,687)
Total comprehensive income for the year		65,169	22,518
The notes on pages 147 to 192 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
as at 31 December 2009
(Amounts in millions)

	Note	2009	2008
		RMB	RMB

Non-current assets
Property, plant and equipment, net	18	465,182	411,939
Construction in progress	19	119,786	122,121
Goodwill	20	14,072	14,237
Interest in associates	22	18,162	15,595
Interest in jointly controlled entities	23	13,928	11,781
Investments	24	2,174	1,483
Deferred tax assets	29	13,975	13,768
Lease prepayments	16,238	11,165
Long-term prepayments and other assets	25	13,045	11,685
Total non-current assets		676,562	613,774
Current assets
Cash and cash equivalents		8,750	7,008
Time deposits with financial institutions		1,236	752
Trade accounts receivable, net	26	26,592	12,990
Bills receivable	26	2,110	3,660
Inventories	27	141,611	95,979
Prepaid expenses and other current assets	28	20,981	35,225
Income tax receivable		－	9,784
Total current assets		201,280	165,398
Current liabilities
Short-term debts	30	58,898	75,516
Loans from Sinopec Group Company and fellow subsidiaries	30	13,643	33,410
Trade accounts payable	31	97,749	56,464
Bills payable	31	23,111	18,753
Accrued expenses and other payables	32	117,272	102,497
Income tax payable		2,746	16
Total current liabilities		313,419	286,656
Net current liabilities		(112,139)	(121,258)
Total assets less current liabilities		564,423	492,516
Non-current liabilities
Long-term debts	30	108,828	90,254
Loans from Sinopec Group Company and fellow subsidiaries	30	37,000	36,890
Deferred tax liabilities	29	4,979	5,235
Provisions	33	11,529	9,280
Other liabilities		3,234	2,315
Total non-current liabilities		165,570	143,974
		398,853	348,542
Equity
Share capital	34	86,702	86,702
Reserves	35	288,959	241,187
Total equity attributable to equity shareholders of the Company		375,661	327,889
Non-controlling interests		23,192	20,653
Total equity		398,853	348,542

Approved and authorised for issue by the board of directors on 26 March 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

The notes on pages 147 to 192 form part of these financial statements.

BALANCE SHEET
as at 31 December 2009
(Amounts in millions)

	Note	2009	2008
		RMB	RMB
Non-current assets
Property, plant and equipment, net	18	380,979	331,912
Construction in progress	19	112,217	113,210
Investments in subsidiaries	21	67,574	61,982
Interest in associates	22	9,076	8,400
Interest in jointly controlled entities	23	6,011	5,306
Investments	24	769	570
Deferred tax assets	29	8,815	7,461
Lease prepayments	9,570	5,211
Long-term prepayments and other assets	25	11,333	10,054
Total non-current assets		606,344	544,106
Current assets
Cash and cash equivalents		4,700	2,227
Time deposits with financial institutions		24	31
Trade accounts receivable, net	26	10,990	11,274
Bills receivable	26	123	830
Inventories	27	88,993	70,246
Prepaid expenses and other current assets	28	33,235	33,050
Income tax receivable		－	9,768
Total current assets		138,065	127,426
Current liabilities
Short-term debts	30	39,755	52,747
Loans from Sinopec Group Company and fellow subsidiaries	30	838	14,213
Trade accounts payable	31	63,067	53,602
Bills payable	31	14,084	13,453
Accrued expenses and other payables	32	134,526	113,118
Income tax payable		1,953	－
Total current liabilities		254,223	247,133
Net current liabilities		(116,158)	(119,707)
Total assets less current liabilities		490,186	424,399
Non-current liabilities
Long-term debts	30	108,312	79,461
Loans from Sinopec Group Company and fellow subsidiaries	30	37,000	35,820
Deferred tax liabilities	29	4,544	4,456
Provisions	33	10,883	8,794
Other liabilities		1,625	1,042
Total non-current liabilities		162,364	129,573
		327,822	294,826
Equity
Share capital	34	86,702	86,702
Reserves	35	241,120	208,124
Total equity		327,822	294,826

Approved and authorised for issue by the board of directors on 26 March 2010.

Su Shulin	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

The notes on pages 147 to 192 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2009
(Amounts in millions)

									Total equity
									attributable
									to equity
					Statutory	Discretionary			shareholders	Non
	Share	Capital	Share	Revaluation	surplus	surplus	Other	Retained	of the	controlling
	capital	reserve	premium	reserve	reserve	reserve	reserves	earnings	Company	interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2008, as previously reported	86,702	(22,652)	18,072	24,114	37,797	27,000	3,100	133,300	307,433	25,325	332,758
Adjustment for the Acquisition of the Acquired Group (Note 1)	－	－	－	－	－	－	464	－	464	－	464
Change of accounting policy (Note 1)	－	－	－	(24,114)	－	－	－	24,114	－	－	－
Balance at 1 January 2008, as adjusted	86,702	(22,652)	18,072	－	37,797	27,000	3,564	157,414	307,897	25,325	333,222
Profit for the year	－	－	－	－	－	－	－	28,525	28,525	(3,569)	24,956
Other comprehensive income:
Available-for-sale securities	－	－	－	－	－	－	(114)	－	(114)	(118)	(232)
Share of other comprehensive income of associates	－	－	－	－	－	－	(2,206)	－	(2,206)	－	(2,206)
Total other comprehensive income	－	－	－	－	－	－	(2,320)	－	(2,320)	(118)	(2,438)
Total comprehensive income for the year	－	－	－	－	－	－	(2,320)	28,525	26,205	(3,687)	22,518
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Issuance of the Bonds with Warrants (Note 30 (d))	－	6,879	－	－	－	－	－	－	6,879	－	6,879
Final dividend for 2007 (Note 15)	－	－	－	－	－	－	－	(9,971)	(9,971)	－	(9,971)
Interim dividend for 2008 (Note 15)	－	－	－	－	－	－	－	(2,601)	(2,601)	－	(2,601)
Adjustment to statutory surplus reserve (Note (a))	－	－	－	－	1,189	－	－	(1,189)	－	－	－
Appropriation (Note (a) and (b))	－	－	－	－	4,092	20,000	－	(24,092)	－	－	－
Realisation of deferred tax on lease prepayments	－	－	－	－	－	－	(6)	6	－	－	－
Transfer from retained earnings to other reserves	－	－	－	－	－	－	(1,244)	1,244	－	－	－
Distribution to Sinopec Group Company (Note (e))	－	(202)	－	－	－	－	－	－	(202)	－	(202)
Distributions by subsidiaries to non-controlling interests net of contributions	－	－	－	－	－	－	－	－	－	(368)	(368)
Total contributions by and distributions to owners	－	6,677	－	－	5,281	20,000	(1,250)	(36,603)	(5,895)	(368)	(6,263)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	－	(318)	－	－	－	－	－	－	(318)	(617)	(935)
Total transactions with owners	－	6,359	－	－	5,281	20,000	(1,250)	(36,603)	(6,213)	(985)	(7,198)
Balance at 31 December 2008	86,702	(16,293)	18,072	－	43,078	47,000	(6)	149,336	327,889	20,653	348,542

								Total equity
								attributable
								to equity
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2009	86,702	(16,293)	18,072	43,078	47,000	(6)	149,336	327,889	20,653	348,542
Profit for the year	－	－	－	－	－	－	61,760	61,760	2,724	64,484
Other comprehensive income:
Cash flow hedges	－	－	－	－	－	54	－	54	－	54
Available-for-sale securities	－	－	－	－	－	(138)	－	(138)	(37)	(175)
Share of other comprehensive income of associates	－	－	－	－	－	806	－	806	－	806
Total other comprehensive income	－	－	－	－	－	722	－	722	(37)	685
Total comprehensive income for the year	－	－	－	－	－	722	61,760	62,482	2,687	65,169
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2008 (Note 15)	－	－	－	－	－	－	(7,803)	(7,803)	－	(7,803)
Interim dividend for 2009 (Note 15)	－	－	－	－	－	－	(6,069)	(6,069)	－	(6,069)
Appropriation (Note (a) and (b))	－	－	－	4,953	20,000	－	(24,953)	－	－	－
Realisation of deferred tax on lease prepayments	－	－	－	－	－	(8)	8	－	－	－
Transfer from other reserves to capital reserve	－	(1,551)	－	－	－	1,551	－	－	－	－
Consideration for the Acquisition
of the Acquired Group (Note 1)	－	－	－	－	－	(771)	－	(771)	－	(771)
Distribution to Sinopec Group Company	－	(49)	－	－	－	－	－	(49)	－	(49)
Distributions by subsidiaries to non-controlling
interests net of contributions	－	－	－	－	－	－	－	－	(144)	(144)
Total contributions by and distributions to owners	－	(1,600)	－	4,953	20,000	772	(38,817)	(14,692)	(144)	(14,836)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	－	(18)	－	－	－	－	－	(18)	(4)	(22)
Total transactions with owners	－	(1,618)	－	4,953	20,000	772	(38,817)	(14,710)	(148)	(14,858)
Balance at 31 December 2009	86,702	(17,911)	18,072	48,031	67,000	1,488	172,279	375,661	23,192	398,853

Notes:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit in accordance with the PRC accounting policies adopted by the Group to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Pursuant to the requirement in Cai Kuai [2008] No. 11 ÒInterpretation of Accounting Standards for Business Enterprises (ÒASBEÓ) No. 2" issued by the Ministry of Finance of the PRC (ÒMOFÓ) on 7 August 2008, for statutory financial statement purposes, the Group adopted certain PRC accounting policies that were applied retrospectively. The statutory surplus reserve, amounting to RMB 1,189 million, has been adjusted accordingly. The adjustment to statutory surplus reserve was reflected as a movement for the year ended 31 December 2008. During the year ended 31 December 2009, the Company transferred RMB 4,953 million (2008: RMB 4,092 million), being 10% of the current year’s net profit determined in accordance with the PRC accounting policies to this reserve.

(b)
For the year ended 31 December 2009, the directors authorised the transfer of RMB 20,000 million (2008: RMB 20,000 million), subject to the shareholders’ approval at the Annual General Meeting, to the discretionary surplus reserve. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (ÒIFRSÓ). At 31 December 2009, the amount of retained earnings available for distribution was RMB 91,772 million (2008: RMB 82,147 million), being the amount determined in accordance with the accounting policies complying with IFRS. Final dividend for the year ended 31 December 2009 of RMB 9,537 million (2008: RMB 7,803 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests and (iii) the equity component of the Bonds with Warrants.

(e)
During the year ended 31 December 2008, the Group paid additional consideration of RMB 96 million for an acquisition consummated prior to 2008 to Sinopec Group Company, which was accounted for as an equity transaction. In addition, the Group acquired certain assets and liabilities, including the oilfield downhole operation (the ÒDownhole AssetsÓ), from Sinopec Group Company. The difference between the consideration paid over the carrying value of these net assets acquired was RMB 106 million, which was accounted for as an equity transaction.

(f)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

The notes on pages 147 to 192 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2009
(Amounts in millions)

	Note	2009	2008
		RMB	RMB

Net cash generated from operating activities	(a)	152,075	66,517
Investing activities
Capital expenditure		(104,761)	(100,544)
Exploratory wells expenditure		(8,708)	(8,380)
Purchase of investments, investments in associates and investments in jointly controlled entities		(3,240)	(3,089)
Proceeds from disposal of investments and investments in associates		504	1,366
Proceeds from disposal of property, plant and equipment		594	265
Purchase of time deposits with financial institutions		(2,304)	(1,442)
Proceeds from maturity of time deposits with financial institutions		1,820	1,358
Payments for derivative financial instruments		(3,197)	(5,490)
Proceeds from derivative financial instruments		3,253	5,921
Net cash used in investing activities		(116,039)	(110,035)
Financing activities
Proceeds of issuance of corporate bonds		61,000	15,000
Proceeds of issuance of convertible bonds, net of issuance costs		－	29,850
Proceeds from bank and other loans		779,987	1,182,908
Repayments of corporate bonds		(15,000)	(10,000)
Repayments of bank and other loans		(845,103)	(1,159,321)
Distributions by subsidiaries to non-controlling interests		(858)	(1,404)
Contributions from non-controlling interests		714	1,137
Acquisitions of non-controlling interests of subsidiaries		(213)	(598)
Dividend paid		(13,559)	(12,572)
Distributions to Sinopec Group Company		(1,262)	(2,180)
Net cash (used in)/generated from financing activities		(34,294)	42,820
Net increase/(decrease) in cash and cash equivalents		1,742	(698)
Cash and cash equivalents at 1 January		7,008	7,785
Effect of foreign currency exchange rate changes		－	(79)
Cash and cash equivalents at 31 December		8,750	7,008

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2009
(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	2009	2008
	RMB	RMB

Operating activities
Profit before taxation	80,568	22,116
Adjustments for:
Depreciation, depletion and amortisation	50,487	46,321
Dry hole costs	4,761	4,236
Share of profits less losses from associates and jointly controlled entities	(2,997)	(580)
Investment income	(374)	(390)
Interest income	(277)	(446)
Interest expense	7,382	11,907
Unrealised gain on foreign currency exchange rate changes and derivative financial instruments	(86)	(2,394)
Gain on disposal of property, plant and equipment, net	(211)	(231)
Impairment losses on long-lived assets	7,285	8,500
Unrealised loss/(gain) on embedded derivative component of the Convertible Bonds	218	(3,947)
	146,756	85,092
(Increase)/decrease in trade accounts receivable	(13,467)	10,818
Decrease in bills receivable	1,568	9,273
(Increase)/decrease in inventories	(45,508)	20,996
Decrease/(increase) in prepaid expenses and other current assets	13,963	(10,790)
Increase in lease prepayments	(5,073)	(2,600)
Decrease in long-term prepayments and other assets	4,378	1,930
Increase/(decrease) in trade accounts payable	41,249	(37,400)
Increase in bills payable	4,353	6,323
Increase in accrued expenses and other payables	13,605	11,035
Increase in other liabilities	503	444
	162,327	95,121
Interest received	277	447
Interest paid	(7,635)	(11,660)
Investment and dividend income received	1,133	3,682
Income tax paid	(4,027)	(21,073)
Net cash generated from operating activities	152,075	66,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2009

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the ÒCompanyÍÍ) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the ÒGroupÍÍ), engages in oil and gas and chemical operations in the People’s Republic of China (the ÒPRCÍÍ). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the ÒReorganisationÓ) of China Petrochemical Corporation (ïÍSinopec Group CompanyÍÍ), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals.

Basis of preparation

Pursuant to the resolution passed at the Directors’ meeting on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations (collectively the ÒAcquired GroupÓ) from Sinopec Group Company for total cash considerations of RMB 771 million (hereinafter referred to as the ÒAcquisition of the Acquired GroupÓ).

As the Group and the Acquired Group are under the common control of Sinopec Group Company, the Acquisition of the Acquired Group has been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to this acquisition have been restated to include the results of operation and the assets and liabilities of the Acquired Group on a combined basis. The difference between the total considerations paid over the amount of the net assets of the Acquired Group was RMB 1,551 million, which was accounted for as an equity transaction.

The financial condition as at 31 December 2008 and the results of operation for the year then ended previously reported by the Group have been restated to include the results of operations of the Acquired Group on a combined basis as set out below.

	The Group,
	as previously	The Acquired		The Group,
	reported	Group	Elimination*	as restated
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions

Results of operation for the year ended 31 December 2008:
Operating revenue	1,452,101	11,781	(19,591)	1,444,291
Profit/(loss) attributable to the equity shareholders of the Company	29,769	(1,244)	－	28,525
Basic earnings/(loss) per share (RMB)	0.339	－	－	0.329
Diluted earnings/(loss) per share (RMB)	0.299	－	－	0.289
Financial condition as at 31 December 2008:
Current assets	164,311	1,549	(462)	165,398
Total assets	767,827	11,807	(462)	779,172
Current liabilities	274,537	12,581	(462)	286,656
Total liabilities	418,505	12,587	(462)	430,630
Total equity attributable to equity shareholders of the Company	328,669	(780)	－	327,889

*
The Acquired Group sold its petroleum products primarily to the Group as well as purchasing crude oil primarily from the Group. These transactions between the Group and the Acquired Group have been eliminated on combination, resulting in a reduction in the operating revenue. All other significant balances and transactions between the Group and the Acquired Group have been eliminated on combination.

The accompanying financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (ÒIASBÓ). IFRS includes International Accounting Standards (ÒIASÓ) and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group and the Company are set out in Note 2.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

The IASB has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. The new accounting policies and new disclosures resulting from the initial application of these standards or developments to the extent that they are relevant to the Group are summarised as follows:

(i)
As a result of the adoption of revised IAS 1 ÒPresentation of Financial StatementsÓ (Òrevised IAS 1Ó), details of changes in equity during the year arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the year, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation.

(ii)
IFRS 8, Operating segments (ÒIFRS 8Ó), requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business. The adoption of IFRS 8 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with IFRS 8.

(iii)
As a result of the adoption of the amendments to IFRS 7, the financial statements include expanded disclosures in Note 41 about the fair value measurement of the Group’s financial instruments, categorising these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data. The Group has taken advantage of the transitional provisions set out in the amendments to IFRS 7, under which comparative information for the newly required disclosures about the fair value measurements of financial instruments has not been provided.

The adoption of revised IAS 1, IFRS 8 and the amendments to IFRS 7 did not have any impact on the classification, recognition and measurement of the amounts recognised in the consolidated financial statements.

The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period (Note 43).

In prior years, property, plant and equipment were carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. In 2009, property, plant and equipment are accounted for using the cost model, being the cost less any accumulated depreciation and impairment losses. This change is to align the Group’s accounting policy with industry peers to provide more relevant financial information to the users of the Group’s financial statements. This change has been applied retrospectively. Other than the elimination of the revaluation reserve by transferring the balance to retained earnings, this change in accounting policy has no effect on the financial condition as at 31 December 2007, 2008 and 2009, and the results of operation for the years then ended. Therefore, no comparative balance sheet as at 1 January 2008 was presented.

The accompanying financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and the major sources of estimation uncertainty are disclosed in Note 42.

2	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and jointly controlled entities.

(i) Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)).

The particulars of the Group’s principal subsidiaries are set out in Note 40.

(ii) Associates and jointly controlled entities

An associate is an entity, not being a subsidiary, in which the Group or the Company exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

In the Company’s balance sheet, investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(n)).

(iii) Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

	(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (ïÍPBOCÍÍ) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the Òfinance costsÓ section of the consolidated income statement.

	(c)	Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

	(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

	(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(f)	Property, plant and equipment

An item of property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	15 to 45 years
Plant, machinery, equipment, and others	4 to 18 years
Oil depots, storage tanks and service stations	8 to 25 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at a credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less the accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted for using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to cash-generating units, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(k)	Investments

Investments in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserves. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

	(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on re-measurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or the hedge of the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

	(m)	Hedging

	(i)	Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

	(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the exchange reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement.

	(n)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have an quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and jointly controlled entities accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

(ii) Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments, investments in associates and jointly controlled entities and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Impairment of assets (Continued)

(ii) Impairment of other long-lived assets is accounted as follows: (Continued)

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

	(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

	(q)	Convertible bonds

(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to retained earnings.

(ii) Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

A provision for onerous contracts is recognised when the expected economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

	(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

	(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(u)	Repairs and maintenance expenditure

Repairs and maintenance expenditure is expensed as incurred.

	(v)	Environmental expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

	(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 3,816 million for the year ended 31 December 2009 (2008: RMB 3,427 million).

	(x)	Operating leases

Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

	(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 38.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(bb) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4	OTHER OPERATING REVENUES

	The Group
	2009	2008
	RMB millions	RMB millions

Sale of materials, service and others	28,749	30,597
Rental income	388	491
	29,137	31,088

5	OTHER INCOME

During the year ended 31 December 2008, the Group recognised grant income of RMB 50,857 million. These government grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the year ended 31 December 2008. There were no unfulfilled conditions and other contingencies attached to the receipts of these grants. The Group did not receive such government grant during the year ended 31 December 2009.

6	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	The Group
	2009	2008
	RMB millions	RMB millions

Operating lease charges	7,555	6,986
Auditors’ remuneration audit services	84	81
Impairment losses:
trade accounts receivable	70	143
other receivables	222	85

7	PERSONNEL EXPENSES

	The Group
	2009	2008
	RMB millions	RMB millions

Wages and salaries	21,057	17,741
Staff welfare	1,345	1,277
Contributions to retirement schemes (Note 38)	4,647	2,873
Social security contributions	1,787	1,490
	28,836	23,381

8	TAXES OTHER THAN INCOME TAX

	The Group
	2009	2008
	RMB millions	RMB millions

Consumption tax (i)	110,206	17,868
Special oil income levy (ii)	7,145	32,823
City construction tax (iii)	9,212	3,363
Education surcharge	5,043	1,838
Resources tax	857	857
Business tax	421	465
	132,884	57,214

Notes:

(i)
Before 1 January 2009, consumption tax is levied on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil at a rate of RMB 277.6 per tonne, RMB 117.6 per tonne, RMB 277.0 per tonne, RMB 256.4 per tonne, RMB 225.2 per tonne, RMB 101.5 per tonne and RMB 124.6 per tonne, respectively. Effective from 1 January 2009, the consumption tax rates of on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel.

(iii) City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

9	OTHER OPERATING EXPENSES, NET

	The Group
	2009	2008
	RMB millions	RMB millions

Fines, penalties and compensations	159	106
Donations	174	104
Gain on disposal of property, plant and equipment, net	(211)	(231)
Impairment losses on long-lived assets (i)	7,285	8,500
Net realised and unrealised losses on derivative financial instruments not qualified as hedging	(82)	(776)
Ineffective portion of change in fair value of cash flow hedges	16	54
Others	(431)	331
	6,910	8,088

Notes:

(i)
The factor resulting in the exploration and production (ÒE&PÓ) segment impairment losses of RMB 1,595 million of property, plant and equipment for the year ended 31 December 2009 was unsuccessful development drilling and high operating and development costs for certain small oil fields. The E&P segment impairment losses of RMB 5,991 million for the year ended 31 December 2008 comprised of impairment losses on RMB 4,600 million of property, plant and equipment in the E&P segment (Note 18) and RMB 1,391 million of goodwill in respect of Sinopec Zhongyuan (Note 20) and was primarily due to downward reserves estimation for certain oil fields resulting from lower oil and gas pricing. The carrying values of these E&P properties and associated goodwill were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

Impairment losses recognised for the chemicals segment were RMB 3,807 million (2008: RMB 1,511 million) for the year ended 31 December 2009, and comprised of impairment losses of RMB 3,728 million (2008: RMB 1,511 million) and RMB 79 million (2008: RMB nil) on property, plant and equipment and other long-term assets, respectively. Impairment losses recognised for the refining segment were RMB 396 million (2008: RMB 270 million) for the year ended 31 December 2009, and comprised of impairment losses of RMB 377 million (2008: RMB 270 million) and RMB 19 million (2008: RMB nil) on property, plant and equipment and construction in progress, respectively. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price.

Impairment losses recognised on long-lived assets of the marketing and distribution segment were RMB 1,479 million (2008: RMB 709 million) for the year ended 31 December 2009, and comprised of impairment losses of RMB 1,425 million (2008: RMB 698 million) and RMB 54 million (2008: RMB 11 million) on property, plant and equipment and construction in progress, respectively. The impairment losses primarily related to certain service stations and certain construction in progress that were closed or abandoned during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

10	INTEREST EXPENSE

	The Group
	2009	2008
	RMB millions	RMB millions

Interest expense incurred	9,574	13,046
Less: Interest expense capitalised*	(2,621)	(1,569)
	6,953	11,477
Accretion expenses (Note 33)	429	430
Interest expense	7,382	11,907
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	3.0% to 6.8%	3.8% to 7.1%

11	TAX EXPENSE/(BENEFIT)

Tax expense/(benefit) in the consolidated income statement represents:

	The Group
	2009	2008
	RMB millions	RMB millions

Current tax
Provision for the year	17,042	610
(Over)/under-provision in prior years	(512)	216
Deferred taxation (Note 29)	(446)	(3,666)
	16,084	(2,840)

Reconciliation between actual income tax expense/(benefit) and the expected income tax at applicable statutory tax rates is as follows:

	The Group
	2009	2008
	RMB millions	RMB millions

Profit before taxation	80,568	22,116
Expected PRC income tax expense at a statutory tax rate of 25%	20,142	5,529
Tax effect of differential tax rate (i)	(1,621)	1,212
Tax effect of non-deductible expenses	326	865
Tax effect of non-taxable income (ii)	(1,686)	(11,209)
Tax effect of utilisation of previously unrecognised tax losses	(683)	(401)
Tax effect of tax losses not recognised	118	948
(Over)/under-provision in prior years	(512)	216
Actual income tax expense/(benefit)	16,084	(2,840)

Substantially all income before income tax and related tax expense/(benefit) is from PRC sources.

Notes:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at preferential rates of 15% or 20%.

(ii) The tax effect of non-taxable income for the year ended 31 December 2008 primarily related to the grant income.

12	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

Directors’ and supervisors’ emoluments are as follows:

		Salaries,		Retirement
	Directors’/	allowances and	Discretionary	scheme	2009
Name	supervisors’ fee	benefits in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Directors
Su Shulin	－	－	－	－	－
Zhou Yuan (resigned on 22 May 2009)	－	－	－	－	－
Wang Tianpu	－	320	380	26	726
Zhang Jianhua	－	307	388	26	721
Wang Zhigang	－	307	388	26	721
Dai Houliang	－	307	388	26	721
Cai Xiyou (appointed on 22 May 2009)	－	307	388	26	721
Zhang Yaocang (appointed on 22 May 2009)	－	－	－	－	－
Cao Yaofeng (appointed on 22 May 2009)	－	－	－	－	－
Li Chunguang (appointed on 22 May 2009)	－	－	－	－	－
Liu Yun (appointed on 22 May 2009)	－	－	－	－	－
Yao Zhongmin (resigned on 22 May 2009)	12	－	－	－	12
Fan Yifei (resigned on 22 May 2009)	12	－	－	－	12
Independent non-executive directors
Liu Zhongli	240	－	－	－	240
Ye Qing (appointed on 22 May 2009)	140	－	－	－	140
Li Deshui	240	－	－	－	240
Xie Zhongyu (appointed on 22 May 2009)	140	－	－	－	140
Chen Xiaojin (appointed on 22 May 2009)	140	－	－	－	140
Shi Wanpeng (resigned on 22 May 2009)	100	－	－	－	100
Supervisors
Wang Zuoran	－	－	－	－	－
Geng Limin	－	－	－	－	－
Zou Huiping	－	194	227	26	447
Su Wensheng	－	181	243	26	450
Kang Xianzhang	－	－	－	－	－
Zhang Jitian (resigned on 22 May 2009)	－	74	212	－	286
Cui Guoqi (resigned on 22 May 2009)	－	80	227	10	317
Li Zhonghua (resigned on 22 May 2009)	－	74	227	9	310
Liu Xiaohong (appointed on 22 May 2009)	－	110	192	16	318
Zhou Shiliang (appointed on 22 May 2009)	－	114	192	16	322
Chen Mingzheng (appointed on 22 May 2009)	－	102	231	54	387
Independent supervisors
Zhang Youcai	240	－	－	－	240
Li Yonggui	240	－	－	－	240
Total	1,504	2,477	3,683	287	7,951

12	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (Continued)

Directors’ and supervisors’ emoluments are as follows: (Continued)

		Salaries,		Retirement
	Directors’/	allowances and	Discretionary	scheme	2008
Name	supervisors’ fee	benefits in kind	bonuses	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Directors
Su Shulin	－	－	－	－	－
Zhou Yuan	－	－	－	－	－
Wang Tianpu	－	318	502	23	843
Zhang Jianhua	－	306	479	23	808
Wang Zhigang	－	306	479	23	808
Dai Houliang	－	306	479	23	808
Fan Yifei	48	－	－	－	48
Yao Zhongmin	48	－	－	－	48
Independent non-executive directors
Liu Zhongli	240	－	－	－	240
Shi Wanpeng	240	－	－	－	240
Li Deshui	240	－	－	－	240
Supervisors
Wang Zuoran	－	－	－	－	－
Kang Xianzhang	－	－	－	－	－
Zou Huiping	－	190	223	23	436
Su Wensheng	－	179	226	23	428
Zhang Jitian	－	187	223	19	429
Cui Guoqi	－	190	235	23	448
Li Zhonghua	－	177	229	18	424
Independent supervisors
Zhang Youcai	240	－	－	－	240
Li Yonggui	240	－	－	－	240
Total	1,296	2,159	3,075	198	6,728

13	SENIOR MANAGEMENT’S EMOLUMENTS

For the year ended 31 December 2009, all the five highest paid individuals are directors whose emoluments are disclosed in Note 12. For the year ended 31 December 2008, of the five highest paid individuals, four are directors, and the emoluments in respect of the remaining one individual are RMB 808,000, comprised of salaries and other emolument of RMB 785,000 and retirement scheme contributions of RMB 23,000.

14	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 37,022 million (2008: RMB 30,708 million) which has been dealt with in the financial statements of the Company.

15	DIVIDENDS

Dividends payable to equity shareholders of the Company attributable to the year represent:

	2009	2008
	RMB millions	RMB millions

Dividends declared and paid during the year of RMB 0.07 per share (2008: RMB 0.03 per share)	6,069	2,601
Dividends declared after the balance sheet date of RMB 0.11 per share (2008: RMB 0.09 per share)	9,537	7,803
	15,606	10,404

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 21 August 2009, the directors declared an interim dividend for the year ended 31 December 2009 of RMB 0.07 (2008: RMB 0.03) per share totalling RMB 6,069 million (2008: RMB 2,601 million) and the dividends were paid on 15 October 2009.

Pursuant to a resolution passed at the director’s meeting on 26 March 2010, a final dividend in respect of the year ended 31 December 2009 of RMB 0.11 (2008: RMB 0.09) per share totalling RMB 9,537 million (2008: RMB 7,803 million) was proposed for shareholders’ approval at the Annual General Meeting. Final dividend of RMB 9,537 million (2008: RMB 7,803 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

	2009	2008
	RMB millions	RMB millions

Final dividends in respect of the previous financial year, approved
and paid during the year of RMB 0.09 per share (2008: RMB 0.115 per share)	7,803	9,971

Pursuant to the shareholders’ approval at the Annual General Meeting on 22 May 2009, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting on 26 May 2008, a final dividend of RMB 0.115 per share totalling RMB 9,971 million in respect of the year ended 31 December 2007 was declared and paid on 30 June 2008.

16	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

	2009	2008
	Before-tax	Tax (expense)/	Net-of-	Before-tax		Net-of-tax
	amount	benefit	tax amount	amount	Tax benefit	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges	65	(11)	54	－	－	－
Available-for-sale securities	(227)	52	(175)	(296)	64	(232)
Share of other comprehensive income of associates	806	－	806	(2,206)	－	(2,206)
Other comprehensive income	644	41	685	(2,502)	64	(2,438)

(b)	Reclassification adjustments relating to components of other comprehensive income

	2009	2008
	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(2,058)	662
Amounts transferred to initial carrying amount of hedged items	257	－
Reclassification adjustments for amounts transferred to the cost of inventories for the year	1,866	(662)
Net deferred tax expense recognised in other comprehensive income	(11)	－
Net movement during the year recognised in other comprehensive income	54	－
Available-for-sale securities:
Changes in fair value recognised during the year	(1)	(132)
Gain on disposal transferred to the consolidated income statement	(226)	(164)
Net deferred tax benefit recognised in other comprehensive income	52	64
Net movement during the year recognised in other comprehensive income	(175)	(232)
Share of other comprehensive income of associates:
Net movement during the year recognised in other comprehensive income	806	(2,206)

17	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2009 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 61,760 million (2008: RMB 28,525 million) and the weighted average number of shares of 86,702,439,000 (2008: 86,702,439,000) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2009 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 62,136 million (2008: RMB 25,348 million) and the weighted average number of the shares of 87,789,799,595 (2008: 87,789,799,595) calculated as follows:

	(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	2009	2008
	RMB millions	RMB millions

Profit attributable to ordinary equity shareholders of the Company	61,760	28,525
After tax effect of interest expense (net of exchange gain) of the Convertible Bonds	212	(217)
After tax effect of unrealised loss/(gain) on embedded derivative component of the Convertible Bonds	164	(2,960)
Profit attributable to ordinary equity shareholders of the Company (diluted)	62,136	25,348

(ii)	Weighted average number of shares (diluted)

	2009	2008
	Number of	Number of
	shares	shares

Weighted average number of shares at 31 December	86,702,439,000	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595	1,087,360,595
Weighted average number of shares (diluted) at 31 December	87,789,799,595	87,789,799,595

The calculation of diluted earnings per share for the years ended 31 December 2009 and 2008 excludes the effect of the Warrants (Note 30(d)), since it did not have any dilutive effect.

18	PROPERTY, PLANT AND EQUIPMENT

The Group - by segment

	Exploration and		Marketing and		Corporate and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2008	284,183	159,959	97,704	181,124	6,198	729,168
Additions	1,598	536	592	688	162	3,576
Transferred from construction in progress	35,701	23,444	10,994	4,683	2,605	77,427
Acquisitions (ii)	17,943	－	－	－	－	17,943
Reclassification	(105)	(3,603)	(250)	3,952	6	－
Reclassification to lease prepayments and other assets	－	(247)	(314)	(41)	(202)	(804)
Disposals	(198)	(538)	(1,069)	(928)	(28)	(2,761)
Balance at 31 December 2008	339,122	179,551	107,657	189,478	8,741	824,549
Balance at 1 January 2009	339,122	179,551	107,657	189,478	8,741	824,549
Additions	2,141	178	693	754	20	3,786
Transferred from construction in progress	61,111	18,291	9,690	15,146	1,170	105,408
Acquisitions (ii)	60	999	－	－	1,722	2,781
Reclassification	－	6,008	214	(6,089)	(133)	－
Reclassification to lease prepayments and other assets	－	－	(663)	－	(20)	(683)
Disposals	(606)	(1,812)	(1,511)	(4,333)	(192)	(8,454)
Balance at 31 December 2009	401,828	203,215	116,080	194,956	11,308	927,387

Accumulated depreciation:
Balance at 1 January 2008	130,683	76,073	24,009	112,782	2,378	345,925
Depreciation charge for the year	22,040	9,576	4,934	8,234	716	45,500
Acquisitions (ii)	16,401	－	－	－	－	16,401
Impairment losses for the year (Note 9 (i))	4,600	270	698	1,511	19	7,098
Reclassification	(194)	(499)	13	686	(6)	－
Reclassification to lease prepayments and other assets	－	－	(73)	(1)	(16)	(90)
Written back on disposals	(182)	(444)	(766)	(809)	(23)	(2,224)
Balance at 31 December 2008	173,348	84,976	28,815	122,403	3,068	412,610
Balance at 1 January 2009	173,348	84,976	28,815	122,403	3,068	412,610
Depreciation charge for the year	24,546	10,212	5,578	8,313	866	49,515
Acquisitions (ii)	－	591	－	－	159	750
Impairment losses for the year (Note 9 (i))	1,595	377	1,425	3,728	8	7,133
Reclassification	－	(44)	91	2	(49)	－
Reclassification to lease prepayments and other assets	－	－	(83)	－	(2)	(85)
Written back on disposals	(590)	(1,693)	(1,346)	(3,906)	(183)	(7,718)
Balance at 31 December 2009	198,899	94,419	34,480	130,540	3,867	462,205

Net book value:
Balance at 1 January 2008	153,500	83,886	73,695	68,342	3,820	383,243
Balance at 31 December 2008	165,774	94,575	78,842	67,075	5,673	411,939
Balance at 31 December 2009	202,929	108,796	81,600	64,416	7,441	465,182

18	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by segment

	Exploration and		Marketing and		Corporate and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2008	249,908	135,380	75,601	108,186	4,066	573,141
Additions	1,482	107	351	611	127	2,678
Transferred from construction in progress	32,326	12,767	8,262	3,748	2,547	59,650
Transferred from subsidiaries	9,673	－	1,178	－	－	10,851
Acquisitions (ii)	17,943	－	－	－	－	17,943
Reclassification	(93)	(3,890)	(110)	4,074	19	－
Reclassification to lease prepayments and other assets	－	(84)	(89)	(14)	(9)	(196)
Disposals	(198)	(415)	(770)	(736)	(23)	(2,142)
Balance at 31 December 2008	311,041	143,865	84,423	115,869	6,727	661,925
Balance at 1 January 2009	311,041	143,865	84,423	115,869	6,727	661,925
Additions	2,014	105	573	78	2	2,772
Transferred from construction in progress	58,100	14,776	6,917	11,322	1,147	92,262
Transferred from subsidiaries	－	－	－	3,540	－	3,540
Transferred to subsidiaries	－	(235)	(845)	(107)	－	(1,187)
Acquisitions (ii)	60	999	－	－	1,722	2,781
Reclassification	－	5,828	－	(5,828)	－	－
Reclassification to lease prepayments and other assets	－	－	(619)	－	－	(619)
Disposals	(606)	(1,738)	(1,425)	(3,601)	(146)	(7,516)
Balance at 31 December 2009	370,609	163,600	89,024	121,273	9,452	753,958

Accumulated depreciation:
Balance at 1 January 2008	111,057	68,289	21,331	65,947	1,722	268,346
Depreciation charge for the year	20,080	7,369	3,773	5,308	552	37,082
Acquisitions (ii)	16,401	－	－	－	－	16,401
Transferred from subsidiaries	5,827	－	313	－	－	6,140
Impairment losses for the year	2,400	244	659	607	14	3,924
Reclassification	(194)	(587)	16	771	(6)	－
Reclassification to lease prepayments and other assets	－	－	(32)	－	－	(32)
Written back on disposals	(182)	(356)	(651)	(637)	(22)	(1,848)
Balance at 31 December 2008	155,389	74,959	25,409	71,996	2,260	330,013
Balance at 1 January 2009	155,389	74,959	25,409	71,996	2,260	330,013
Depreciation charge for the year	22,053	7,610	4,271	5,462	713	40,109
Transferred from subsidiaries	－	－	－	2,770	－	2,770
Transferred to subsidiaries	－	(115)	(85)	(70)	－	(270)
Acquisitions (ii)	－	591	－	－	159	750
Impairment losses for the year	1,595	288	1,205	3,491	8	6,587
Reclassification	－	8	－	(8)	－	－
Reclassification to lease prepayments and other assets	－	－	(78)	－	－	(78)
Written back on disposals	(590)	(1,621)	(1,298)	(3,249)	(144)	(6,902)
Balance at 31 December 2009	178,447	81,720	29,424	80,392	2,996	372,979

Net book value:
Balance at 1 January 2008	138,851	67,091	54,270	42,239	2,344	304,795
Balance at 31 December 2008	155,652	68,906	59,014	43,873	4,467	331,912
Balance at 31 December 2009	192,162	81,880	59,600	40,881	6,456	380,979

18	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Group - by asset class

			Oil depots,	Plant,
			storage	machinery,
		Oil and gas	tanks and	equipment and
	Buildings	properties	service stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2008	46,641	259,373	103,845	319,309	729,168
Additions	206	1,482	329	1,559	3,576
Transferred from construction in progress	5,891	32,218	13,492	25,826	77,427
Acquisitions (ii)	548	－	－	17,395	17,943
Reclassification	49	(176)	363	(236)	－
Reclassification to lease prepayments and other assets	(543)	－	(27)	(234)	(804)
Disposals	(231)	－	(1,236)	(1,294)	(2,761)
Balance at 31 December 2008	52,561	292,897	116,766	362,325	824,549
Balance at 1 January 2009	52,561	292,897	116,766	362,325	824,549
Additions	372	2,022	413	979	3,786
Transferred from construction in progress	6,847	38,737	23,840	35,984	105,408
Acquisitions (ii)	1,912	－	342	527	2,781
Reclassification	(63)	－	(2,505)	2,568	－
Reclassification to lease prepayments and other assets	(98)	－	(585)	－	(683)
Disposals	(389)	－	(1,565)	(6,500)	(8,454)
Balance at 31 December 2009	61,142	333,656	136,706	395,883	927,387

Accumulated depreciation:
Balance at 1 January 2008	25,082	119,057	23,601	178,185	345,925
Depreciation charge for the year	2,037	20,254	5,380	17,829	45,500
Acquisitions (ii)	236	－	－	16,165	16,401
Impairment losses for the year	522	4,530	632	1,414	7,098
Reclassification	(124)	(231)	265	90	－
Reclassification to lease prepayments and other assets	(76)	－	(6)	(8)	(90)
Written back on disposals	(170)	－	(992)	(1,062)	(2,224)
Balance at 31 December 2008	27,507	143,610	28,880	212,613	412,610
Balance at 1 January 2009	27,507	143,610	28,880	212,613	412,610
Depreciation charge for the year	2,309	22,402	5,936	18,868	49,515
Acquisitions (ii)	213	－	292	245	750
Impairment losses for the year	579	1,553	1,076	3,925	7,133
Reclassification	(63)	－	(505)	568	－
Reclassification to lease prepayments and other assets	(13)	－	(72)	－	(85)
Written back on disposals	(340)	－	(1,401)	(5,977)	(7,718)
Balance at 31 December 2009	30,192	167,565	34,206	230,242	462,205

Net book value:
Balance at 1 January 2008	21,559	140,316	80,244	141,124	383,243
Balance at 31 December 2008	25,054	149,287	87,886	149,712	411,939
Balance at 31 December 2009	30,950	166,091	102,500	165,641	465,182

18	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by asset class

			Oil depots,	Plant,
			storage	machinery,
		Oil and gas	tanks and	equipment and
	Buildings	properties	service stations	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2008	29,999	231,413	85,233	226,496	573,141
Additions	189	1,334	199	956	2,678
Transferred from construction in progress	4,891	29,213	10,313	15,233	59,650
Transferred from subsidiaries	308	8,820	1,126	597	10,851
Acquisitions (ii)	548	－	－	17,395	17,943
Reclassification	298	(129)	(335)	166	－
Reclassification to lease prepayments and other assets	(126)	－	(27)	(43)	(196)
Disposals	(158)	－	(1,025)	(959)	(2,142)
Balance at 31 December 2008	35,949	270,651	95,484	259,841	661,925
Balance at 1 January 2009	35,949	270,651	95,484	259,841	661,925
Additions	141	1,897	389	345	2,772
Transferred from construction in progress	5,598	36,081	22,864	27,719	92,262
Transferred from subsidiaries	351	－	－	3,189	3,540
Transferred to subsidiaries	(67)	－	(907)	(213)	(1,187)
Acquisitions (ii)	1,912	－	342	527	2,781
Reclassification	(134)	－	(1,850)	1,984	－
Reclassification to lease prepayments and other assets	(82)	－	(537)	－	(619)
Disposals	(336)	－	(1,507)	(5,673)	(7,516)
Balance at 31 December 2009	43,332	308,629	114,278	287,719	753,958

Accumulated depreciation:
Balance at 1 January 2008	14,961	101,425	21,921	130,039	268,346
Depreciation charge for the year	1,464	18,424	4,185	13,009	37,082
Transferred from subsidiaries	97	5,389	335	319	6,140
Acquisitions (ii)	236	－	－	16,165	16,401
Impairment losses for the year	330	2,330	590	674	3,924
Reclassification	(66)	(232)	60	238	－
Reclassification to lease prepayments and other assets	(18)	－	(6)	(8)	(32)
Written back on disposals	(106)	－	(922)	(820)	(1,848)
Balance at 31 December 2008	16,898	127,336	26,163	159,616	330,013
Balance at 1 January 2009	16,898	127,336	26,163	159,616	330,013
Depreciation charge for the year	1,644	20,051	4,732	13,682	40,109
Transferred from subsidiaries	249	－	－	2,521	2,770
Transferred to subsidiaries	(26)	－	(187)	(57)	(270)
Acquisitions (ii)	213	－	292	245	750
Impairment losses for the year	484	1,553	1,028	3,522	6,587
Reclassification	40	－	(325)	285	－
Reclassification to lease prepayments and other assets	(11)	－	(67)	－	(78)
Written back on disposals	(303)	－	(1,366)	(5,233)	(6,902)
Balance at 31 December 2009	19,188	148,940	30,270	174,581	372,979

Net book value:
Balance at 1 January 2008	15,038	129,988	63,312	96,457	304,795
Balance at 31 December 2008	19,051	143,315	69,321	100,225	331,912
Balance at 31 December 2009	24,144	159,689	84,008	113,138	380,979

Notes:

(i)
The additions to the exploration and production segment and oil and gas properties of the Group and the Company for the year ended 31 December 2009 included RMB 2,013 million (2008: 1,482 million) and RMB 1,897 million (2008: RMB 1,358 million ) of the estimated dismantlement costs for site restoration (Note 33).

(ii)
During the year ended 31 December 2009, the Group acquired certain property, plant and equipment from Sinopec Group Company (Note 37). During the year ended 31 December 2008, the Group acquired Downhole Assets from Sinopec Group Company.

19	CONSTRUCTION IN PROGRESS

The Group

	Exploration and		Marketing and		Corporate and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2008	34,441	25,992	13,504	16,752	5,236	95,925
Additions	61,750	12,897	13,435	20,536	2,073	110,691
Dry hole costs written off	(4,236)	－	－	－	－	(4,236)
Transferred to property, plant and equipment	(35,701)	(23,444)	(10,994)	(4,683)	(2,605)	(77,427)
Reclassification to lease prepayments and other assets	(154)	(200)	(1,340)	(108)	(1,019)	(2,821)
Reclassification	97	2,846	(292)	(2,732)	81	－
Impairment losses for the year (Note 9 (i))	－	－	(11)	－	－	(11)
Balance at 31 December 2008	56,197	18,091	14,302	29,765	3,766	122,121
Balance at 1 January 2009	56,197	18,091	14,302	29,765	3,766	122,121
Additions	56,162	14,600	15,547	25,083	1,379	112,771
Dry hole costs written off	(4,761)	－	－	－	－	(4,761)
Transferred to property, plant and equipment	(61,111)	(18,291)	(9,690)	(15,146)	(1,170)	(105,408)
Reclassification to lease prepayments and other assets	(190)	(744)	(2,773)	(1,113)	(44)	(4,864)
Impairment losses for the year (Note 9 (i))	－	(19)	(54)	－	－	(73)
Balance at 31 December 2009	46,297	13,637	17,332	38,589	3,931	119,786

As at 31 December 2009, the amount of capitalised cost of exploratory wells included in the Group’s construction in progress related to the exploration and production segment was RMB 8,823 million (2008: RMB 7,833 million). The geological and geophysical costs paid during the year ended 31 December 2009 were RMB 5,437 million (2008: RMB 3,789 million).

On 21 January 2010, the Group contributed certain construction in progress of approximately RMB 17,459 million of the chemicals segment into a new jointly controlled entity.

The Company

	Exploration and		Marketing and		Corporate and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2008	34,248	16,601	10,843	13,795	5,233	80,720
Additions	58,321	10,432	10,457	18,363	2,030	99,603
Dry hole costs written off	(4,236)	－	－	－	－	(4,236)
Transferred to property, plant and equipment	(32,326)	(12,767)	(8,262)	(3,748)	(2,547)	(59,650)
Transferred from/(to) subsidiaries	42	－	(868)	－	－	(826)
Reclassification to lease prepayments and other assets	(154)	(80)	(1,033)	(105)	(1,019)	(2,391)
Reclassification	(17)	1,921	(268)	(1,685)	49	－
Impairment losses for the year	－	－	(10)	－	－	(10)
Balance at 31 December 2008	55,878	16,107	10,859	26,620	3,746	113,210
Balance at 1 January 2009	55,878	16,107	10,859	26,620	3,746	113,210
Additions	53,003	11,283	12,029	21,949	1,365	99,629
Dry hole costs written off	(4,761)	－	－	－	－	(4,761)
Transferred to property, plant and equipment	(58,100)	(14,776)	(6,917)	(11,322)	(1,147)	(92,262)
Transferred from a subsidiary	－	－	－	580	－	580
Reclassification to lease prepayments and other assets	(188)	(260)	(2,505)	(1,117)	(40)	(4,110)
Impairment losses for the year	－	(19)	(50)	－	－	(69)
Balance at 31 December 2009	45,832	12,335	13,416	36,710	3,924	112,217

20	GOODWILL

	The Group
	2009	2008
	RMB millions	RMB millions

Cost:
Balance at 1 January	15,628	15,490
Additions	241	225
Disposals	(406)	(87)
Balance at 31 December	15,463	15,628
Accumulated impairment losses:
Balance at 1 January	(1,391)	－
Impairment losses for the year	－	(1,391)
Balance at 31 December	(1,391)	(1,391)
Net book value:
Balance at 31 December	14,072	14,237

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	2009	2008
	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (ÒSinopec YanshanÓ)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (ÒSinopec ZhenhaiÓ)	3,952	3,952
Sinopec Qilu Branch (ÒSinopec QiluÓ)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (ÒSinopec YangziÓ)	2,737	2,737
Sinopec Shengli Oil Field Dynamic Company Limited (ÒDynamicÓ)	1,361	1,361
Hong Kong service stations	926	924
Multiple units without individual significant goodwill	1,780	1,947
	14,072	14,237

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Dynamic and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.2% to 13.6% (2008: 10.0% to 12.8%). Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

21	INVESTMENTS IN SUBSIDIARIES

	The Company
	2009	2008
	RMB millions	RMB millions

Investments in subsidiaries, at cost	67,574	61,982

Details of the Company’s principal subsidiaries at 31 December 2009 are set out in Note 40.

22	INTEREST IN ASSOCIATES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Investments in associates, at cost	－	－	9,076	8,400
Share of net assets	18,162	15,595	－	－
	18,162	15,595	9,076	8,400

The Group’s and the Company’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments are individually and in aggregate not material to the Group’s and the Company’s financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

Percentage
			equity of	Percentage
	Form of	Particulars of	of equity	held by the
	business	issued and paid up by	held by the	Company’s
Name of company	structure	capital	Company	subsidiaries	Principal activities
		%	%

Sinopec Finance Company Limited	Incorporated	Registered capital	49.00	－	Provision of non-banking
		RMB 8,000,000,000			financial services
China Aviation Oil Supply	Incorporated	Registered capital	－	29.00	Marketing and distribution of
Company Limited		RMB 3,800,000,000			refined petroleum products
Shanghai Petroleum Company	Incorporated	Registered capital	30.00	－	Exploration and production of
Limited		RMB 900,000,000			crude oil and natural gas
Shanghai Chemical Industry	Incorporated	Registered capital	－	38.26	Planning, development and operation
Park Development		RMB 2,372,439,000			of the Chemical Industry Park
Company Limited					in Shanghai, the PRC
China Shipping & Sinopec	Incorporated	Registered capital	－	50.00	Transportation of petroleum
Suppliers Company Limited		RMB 876,660,000			products

23	INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Investments in jointly controlled entities, at cost	－	－	6,011	5,306
Share of net assets	13,928	11,781	－	－
	13,928	11,781	6,011	5,306

The Group’s and the Company’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Percentage
			equity of	Percentage
	Form of	Particulars of	of equity	held by the
	business	issued and paid up by	held by the	Company’s
Name of company	structure	capital	Company	subsidiaries	Principal activities
		%	%

Shanghai Secco Petrochemical	Incorporated	Registered capital	30.00	20.00	Manufacturing and distribution of
Company Limited		USD 901,440,964			petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital	30.00	10.00	Manufacturing and distribution ofæ
		RMB 8,793,000,000			petrochemical products
Fujian Refining and Petrochemical	Incorporated	Registered capital	－	50.00	Manufacturing and distribution of
Company Limited		RMB 12,806,000,000			petrochemical products

23	INTEREST IN JOINTLY CONTROLLED ENTITIES (Continued)

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	2009	2008
	RMB millions	RMB millions

Results of operation:
Operating revenue	25,141	27,417
Expenses	(23,901)	(28,371)
Net profit/(loss)	1,240	(954)
Financial condition:
Current assets	9,857	6,691
Non-current assets	32,353	28,430
Current liabilities	(9,038)	(6,413)
Non-current liabilities	(19,244)	(16,927)
Net assets	13,928	11,781
Cash flows:
Net cash generated from/(used in) operating activities	345	(2,046)
Net cash used in investing activities	(3,905)	(5,872)
Net cash generated from financing activities	3,911	7,999
Net increase in cash and cash equivalents	351	81

24	INVESTMENTS

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Available-for-sale financial assets
Equity securities, listed and at quoted market price	61	154	25	－
Investments in other available-for-sale security	700	－	－	－
Other investments in equity securities, unlisted and at cost	1,610	1,562	891	716
	2,371	1,716	916	716
Less: Impairment losses for investments	(197)	(233)	(147)	(146)
	2,174	1,483	769	570

Unlisted investments represent the Group’s and the Company’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the year ended 31 December 2009 amounted to RMB 5 million (2008: RMB 9 million).

25	LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of service stations.

26	TRADE ACCOUNTS RECEIVABLE, NET AND BILLS RECEIVABLE

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due from third parties	27,481	11,318	2,326	3,491
Amounts due from subsidiaries	－	－	9,509	8,001
Amounts due from Sinopec Group Company and fellow subsidiaries	697	2,670	494	1,281
Amounts due from associates and jointly controlled entities	335	1,408	187	484
	28,513	15,396	12,516	13,257
Less: Impairment losses for bad and doubtful debts	(1,921)	(2,406)	(1,526)	(1,983)
Trade accounts receivable, net	26,592	12,990	10,990	11,274
Bills receivable	2,110	3,660	123	830
	28,702	16,650	11,113	12,104

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	28,525	16,528	10,946	12,043
Between one and two years	154	79	150	23
Between two and three years	11	16	8	11
Over three years	12	27	9	27
	28,702	16,650	11,113	12,104

26	TRADE ACCOUNTS RECEIVABLE, NET AND BILLS RECEIVABLE (Continued)

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January	2,406	2,909	1,983	2,363
Impairment losses recognised for the year	70	143	65	126
Reversal of impairment losses	(245)	(254)	(226)	(237)
Written off	(310)	(392)	(296)	(301)
Transferred from subsidiaries	－	－	－	32
Balance at 31 December	1,921	2,406	1,526	1,983

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

27	INVENTORIES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Crude oil and other raw materials	87,471	54,085	54,326	44,417
Work in progress	11,609	10,745	8,182	7,187
Finished goods	39,737	35,858	24,782	22,097
Spare parts and consumables	3,832	4,480	2,285	2,887
	142,649	105,168	89,575	76,588
Less: Allowance for diminution in value of inventories	(1,038)	(9,189)	(582)	(6,342)
	141,611	95,979	88,993	70,246

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 1,039,685 million for the year ended 31 December 2009 (2008: RMB 1,329,637 million), which includes the write-down of inventories of RMB 401 million (2008: RMB 8,777 million) that primarily related to the refining and chemicals segments, and the reversal of write-down of inventories made in prior years of RMB 8,552 million (2008: RMB 4,160 million), that mainly was due to the sales of inventories. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement.

28	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Advances to third parties	1,214	1,257	1,167	1,067
Amounts due from Sinopec Group Company and fellow subsidiaries	787	3,889	672	1,806
Amounts due from associates and jointly controlled entities	23	654	6	572
Amounts due from subsidiaries	－	－	18,449	12,647
Other receivables	1,130	3,538	125	136
Loans and receivables	3,154	9,338	20,419	16,228
Purchase deposits and other assets	2,320	4,104	645	1,026
Prepayments in connection with construction work
and equipment purchases	1,906	3,176	1,082	2,648
Prepaid value-added tax and customs duty	12,577	17,740	11,086	13,132
Available-for-sale financial assets	700	－	－	－
Derivative financial instruments - hedging	142	224	－	－
Derivative financial instruments - non-hedging	182	643	3	16
	20,981	35,225	33,235	33,050

29	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

The Group

	Assets		Liabilities		Net balance
	2009	2008	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,207	4,434	－	－	3,207	4,434
Accruals	815	261	－	－	815	261
Cash flow hedges	7	－	(18)	－	(11)	－
Non-current
Property, plant and equipment	5,601	3,891	(1,178)	(1,286)	4,423	2,605
Accelerated depreciation	－	－	(3,682)	(3,716)	(3,682)	(3,716)
Tax value of losses carried forward	3,954	4,796	－	－	3,954	4,796
Lease prepayments	292	300	－	－	292	300
Available-for-sale securities	－	－	－	(52)	－	(52)
Embedded derivative component of
the Convertible Bonds	－	－	(96)	(151)	(96)	(151)
Others	99	86	(5)	(30)	94	56
Deferred tax assets/(liabilities)	13,975	13,768	(4,979)	(5,235)	8,996	8,533

The Company

	Assets		Liabilities		Net balance
	2009	2008	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	2,928	3,810	－	－	2,928	3,810
Accruals	811	252	－	－	811	252
Non-current
Property, plant and equipment	4,803	3,119	(429)	(500)	4,374	2,619
Accelerated depreciation	－	－	(4,015)	(3,799)	(4,015)	(3,799)
Lease prepayments	219	224	－	－	219	224
Embedded derivative component of
the Convertible Bonds	－	－	(96)	(151)	(96)	(151)
Others	54	56	(4)	(6)	50	50
Deferred tax assets/(liabilities)	8,815	7,461	(4,544)	(4,456)	4,271	3,005

As at 31 December 2009, certain subsidiaries of the Company did not recognise the tax value of loss carried forward of RMB 5,555 million (2008: RMB 7,975 million), of which RMB 472 million (2008: RMB 3,762 million) was incurred for the year ended 31 December 2009, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 928 million, RMB 1,231 million, RMB 392 million, RMB 2,532 million and RMB 472 million will expire in 2010, 2011, 2012, 2013 and 2014, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

29	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

The Group

		Recognised in	Recognised
	Balance at	consolidated	in other	Balance at
	1 January	income	comprehensive	31 December
	2008	statement	income	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,841	593	－	4,434
Accruals	2,613	(2,352)	－	261
Non-current
Property, plant and equipment	1,265	1,340	－	2,605
Accelerated depreciation	(4,144)	428	－	(3,716)
Tax value of losses carried forward	176	4,620	－	4,796
Lease prepayments	306	(6)	－	300
Available-for-sale securities	(116)	－	64	(52)
Embedded derivative component of the Convertible Bonds	803	(954)	－	(151)
Others	59	(3)	－	56
Net deferred tax assets	4,803	3,666	64	8,533

		Recognised in	Recognised in
	Balance at	consolidated	other		Balance at
	1 January	income	comprehensive		31 December
	2009	statement	income	Acquisition	2009
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	4,434	(1,227)	－	－	3,207
Accruals	261	554	－	－	815
Cash flow hedges	－	－	(11)	－	(11)
Non-current
Property, plant and equipment	2,605	1,844	－	(26)	4,423
Accelerated depreciation	(3,716)	34	－	－	(3,682)
Tax value of losses carried forward	4,796	(842)	－	－	3,954
Lease prepayments	300	(8)	－	－	292
Available-for-sale securities	(52)	－	52	－	－
Embedded derivative component of
the Convertible Bonds	(151)	55	－	－	(96)
Others	56	36	－	2	94
Net deferred tax assets	8,533	446	41	(24)	8,996

29	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

The Company

	Balance at	Recognised in	Transferred	Balance at
	1 January	income	from a	31 December
	2008	statement	subsidiary	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,714	96	－	3,810
Accruals	2,594	(2,342)	－	252
Non-current
Property, plant and equipment	1,610	971	38	2,619
Accelerated depreciation	(4,027)	228	－	(3,799)
Lease prepayments	229	(5)	－	224
Embedded derivative component of the Convertible Bonds	803	(954)	－	(151)
Others	53	(3)	－	50
Net deferred tax assets	4,976	(2,009)	38	3,005

	Balance at	Recognised in		Balance at
	1 January	income		31 December
	2009	statement	Acquisition	2009
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,810	(882)	－	2,928
Accruals	252	559	－	811
Non-current
Property, plant and equipment	2,619	1,781	(26)	4,374
Accelerated depreciation	(3,799)	(216)	－	(4,015)
Lease prepayments	224	(5)	－	219
Embedded derivative component of the Convertible Bonds	(151)	55	－	(96)
Others	50	(2)	2	50
Net deferred tax assets	3,005	1,290	(24)	4,271

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Third parties’ debts
Short-term bank loans	21,587	41,355	5,050	20,392
Current portion of long-term bank loans	6,234	17,109	4,702	15,352
Current portion of long-term other loans	77	2,052	3	2,003
	6,311	19,161	4,705	17,355
Corporate bonds (Note (a))	31,000	15,000	30,000	15,000
	58,898	75,516	39,755	52,747
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	13,313	33,060	678	14,063
Current portion of long-term loans	330	350	160	150
	13,643	33,410	838	14,213
	72,541	108,926	40,593	66,960

The Group’s and the Company’s weighted average interest rate on short-term loans were 2.5% (2008: 4.8%) and 4.6% (2008: 4.7%) at 31 December 2009, respectively.

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts comprise:

		The Group		The Company
	Interest rate and final maturity	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free
	to 7.6% per annum at 31 December
	2009 with maturities through 2013	18,869	42,036	17,064	29,787
Japanese Yen denominated	Interest rates ranging from 2.6% to
	3.0% per annum at 31 December
	2009 with maturities through 2024	1,660	2,121	1,660	2,121
US Dollar denominated	Interest rates ranging from interest free
	to 7.9% per annum at 31 December
	2009 with maturities through 2031	629	746	390	475
Euro denominated	Interest rate ranging from 6.6% to 6.7%
	per annum at 31 December 2009 with
	maturities through 2011	116	197	116	197
	21,274	45,100	19,230	32,580
Long-term other loans
Renminbi denominated	Interest free at 31 December 2009
	with maturities through 2011	73	2,075	5	2,006
US Dollar denominated	Interest rates ranging from interest
	free to 4.9% per annum at 31 December
	2009 with maturities through 2015	29	33	19	23
	102	2,108	24	2,029
Corporate bonds
Renminbi denominated	Fixed interest rate at 4.61% per annum
	at 31 December 2009 with maturity in
	February 2014 (Note (b))	3,500	3,500	3,500	3,500
	Fixed interest rate at 4.20% per annum
	at 31 December 2009 with maturity in
	May 2017 (Note (b))	5,000	5,000	5,000	5,000
	Fixed interest rate at 5.40% per annum
	at 31 December 2009 with maturity in
	November 2012 (Note (b))	8,500	8,500	8,500	8,500
	Fixed interest rate at 5.68% per annum
	at 31 December 2009 with maturity in
	November 2017 (Note (b))	11,500	11,500	11,500	11,500
	Fixed interest rate at 2.25% per annum
	at 31 December 2009 with maturity in
	March 2012 (Note (b))	10,000	－	10,000	－
	Fixed interest rate at 2.48% per annum
	at 31 December 2009 with maturity in
	June 2012 (Note (b))	20,000	－	20,000	－
	58,500	28,500	58,500	28,500
Convertible bonds
Hong Kong Dollar denominated	Zero coupon convertible bonds with
	maturity in April 2014 (Note (c))	10,371	9,870	10,371	9,870
Renminbi denominated	Bonds with Warrants with fixed interest
	rate at 0.8% per annum and maturity
	in February 2014 (Note (d))	24,892	23,837	24,892	23,837
		35,263	33,707	35,263	33,707
Total third parties’ long-term debts		115,139	109,415	113,017	96,816
Less: Current portion		(6,311)	(19,161)	(4,705)	(17,355)
		108,828	90,254	108,312	79,461
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free
	to 7.3% per annum at 31 December
	2009 with maturities through 2020	37,330	37,240	37,160	35,970
Less: Current portion		(330)	(350)	(160)	(150)
		37,000	36,890	37,000	35,820
		145,828	127,144	145,312	115,281

Short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries, other than Convertible Bonds, are primarily unsecured and carried at amortised cost.

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Notes:

(a)
The Company issued six-month corporate bonds of face value RMB 15 billion to corporate investors in the PRC debenture market on 22 December 2008 at par value of RMB 100. The effective yield of the six-month corporate bonds is 2.30% per annum. The Company redeemed the corporate bonds in June 2009.

A subsidiary of the Company issued 330-day corporate bonds of face value RMB 1 billion to corporate investors in the PRC debenture market on 3 April 2009 at par value of RMB 100. The effective yield of the 330-day corporate bonds is 2.05% per annum. The corporate bonds mature in March 2010.

The Company issued one-year corporate bonds of face value RMB 15 billion to corporate investors in the PRC debenture market on 16 July 2009 at par value of RMB 100. The effective yield of the one-year corporate bonds is 1.88% per annum. The corporate bonds mature in July 2010.

The Company issued one-year corporate bonds of face value RMB 15 billion to corporate investors in the PRC debenture market on 12 November 2009 at par value of RMB 100. The effective yield of the one-year corporate bonds is 2.30% per annum. The corporate bonds mature in November 2010.

(b) These corporate bonds are guaranteed by Sinopec Group Company.

(c)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11.7 billion (the ÒConvertible BondsÓ). The holders can convert the Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the ÒConversion componentÓ). Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the ÒEarly Redemption OptionÓ) and a cash settlement option when the holders exercise their conversion right (the ÒCash Settlement OptionÓ). The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on 24 April 2011 at an early redemption amount of 111.544% of the principal amount.

As at 31 December 2009, the carrying amount of the liability component and the derivative component, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds were RMB 10,153 million (2008: RMB 9,870 million) and RMB 218 million (2008: RMB nil), respectively. No conversion of the Convertible Bonds has occurred up to 31 December 2009.

As at 31 December 2009 and 2008, the fair value of the derivative components of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2009	2008

Stock price of underlying shares	HKD 6.91	HKD 4.69
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	150 basis points	450 basis points
Average risk free rate	0.87%	1.64%
Average expected life	2.8 years	3.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 31 December 2008 to 31 December 2009 resulted in an unrealised loss of RMB 218 million (2008: an unrealised gain of RMB 3,947 million), which has been recorded in the Òfinance costsÓ section of the consolidated income statement for the year ended 31 December 2009.

The initial carrying amount of the liability component of the Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative components not been separated out and the entire Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

(d)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the ÒBonds with WarrantsÓ). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company during the 5 trading days prior to 3 March 2010 at an initial exercise price of RMB 19.68 per share (the ÒWarrantsÓ), subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company.

As at 31 December 2009, the exercise price of the Warrants was adjusted to RMB 19.15 per share (2008: RMB 19.43 per share) as a result of the final dividend in respect of the year ended 31 December 2008 and the interim dividend in respect of the year ended 31 December 2009 declared and paid during the year ended 31 December 2009.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option (Òmarket interest rateÓ). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. The excess of proceeds from the issuance of the Bonds with Warrants, net of issuance costs, over the amount initially recognised as the liability component is recognised as the equity component in capital reserve until either the Warrants is exercised or expired. Should the equity component not been separated out and the entire Bonds with Warrants been considered as the liability component, the effective interest rate would have been 0.80%. The initial carrying amounts of liability and equity components of the Bonds with Warrants were RMB 22,971 million and RMB 6,879 million upon issuance, respectively.

31	TRADE ACCOUNTS AND BILLS PAYABLES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Amounts due to third parties	92,949	53,112	32,887	26,744
Amounts due to Sinopec Group Company and fellow subsidiaries	3,114	1,522	1,190	1,339
Amounts due to associates and jointly controlled entities	1,686	1,830	731	361
Amounts due to subsidiaries	－	－	28,259	25,158
	97,749	56,464	63,067	53,602
Bills payable	23,111	18,753	14,084	13,453
Trade account and bills payables measured at amortised cost	120,860	75,217	77,151	67,055

The maturities of trade accounts and bills payables are as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Due within 1 month or on demand	75,310	39,332	35,225	35,102
Due after 1 month but within 6 months	45,420	35,737	41,855	31,829
Due after 6 months	130	148	71	124
	120,860	75,217	77,151	67,055

32	ACCRUED EXPENSES AND OTHER PAYABLES

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Accrued expenditures	35,465	31,635	31,226	25,937
Advances from third parties	2,796	1,822	2,437	1,571
Amounts due to Sinopec Group Company and fellow subsidiaries	11,925	12,740	9,666	9,068
Amounts due to subsidiaries	－	－	33,290	25,367
Others	5,834	6,365	4,813	5,312
Financial liabilities measured at amortised costs	56,020	52,562	81,432	67,255
Taxes other than income tax	24,178	21,560	20,291	20,985
Receipts in advance	36,316	27,829	32,632	24,752
Derivative financial instruments hedging	319	122	－	－
Derivative financial instruments non-hedging	439	424	171	126
	117,272	102,497	134,526	113,118

33	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the PRC government to establish certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group and the Company’s obligations for the dismantlement of its oil and gas properties is as follow:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2009	9,234	8,794
Provision for the year	2,013	1,897
Accretion expenses	429	405
Utilised	(218)	(214)
Balance at 31 December 2009	11,458	10,882

34	SHARE CAPITAL

	The Group and the Company
	2009	2008
	RMB millions	RMB millions

Registered, issued and fully paid
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (ÒADSsÓ, each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, the 67,121,951,000 domestic state-owned A shares became listed A shares.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Company to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2009, the debt-to-equity ratio and the liability-to-asset ratio of the Group were 28.0% (2008: 27.9%) and 54.6% (2008: 55.3%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 30 and 36, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

35	RESERVES

The reconciliation between the opening and closing balances of each component of the Group’s consolidated reserves is set out in the consolidated statement of change in equity. Details of the change in the Company’s individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2009	2008
	RMB millions	RMB millions

Capital reserve
Balance at 1 January	17,659	10,982
Issuance of the Bonds with Warrants (Note 30(d))	－	6,879
Transfer from other reserves to capital reserve	(1,551)	－
Distribution to Sinopec Group Company	(49)	(202)
Balance at 31 December	16,059	17,659
Share premium
Balance at 1 January/31 December	18,072	18,072
Statutory surplus reserve
Balance at 1 January	43,078	37,797
Adjustment to the statutory surplus reserve	－	1,189
Appropriation	4,953	4,092
Balance at 31 December	48,031	43,078
Discretionary surplus reserve
Balance at 1 January	47,000	27,000
Appropriation	20,000	20,000
Balance at 31 December	67,000	47,000
Other reserves
Balance at 1 January, as adjusted	168	174
Change in fair value of available-for-sale financial assets, net of deferred tax	24	－
Realisation of deferred tax on lease prepayments	(6)	(6)
Transfer from other reserves to capital reserve	1,551	－
Consideration paid over the net assets of the Acquired Group	(1,551)	－
Balance at 31 December	186	168
Retained earnings
Balance at 1 January	82,147	77,805
Profit for the year attributable to equity shareholders of the Company	48,444	42,189
Final dividend for 2008 (Note 15)	(7,803)	(9,971)
Interim dividend for 2009 (Note 15)	(6,069)	(2,601)
Adjustment to the statutory surplus reserve	－	(1,189)
Appropriation	(24,953)	(24,092)
Realisation of deferred tax on lease prepayments	6	6
Balance at 31 December	91,772	82,147
	241,120	208,124

36	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2009 and 2008, the future minimum lease payments under operating leases are as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	6,084	6,066	5,988	5,983
Between one and two years	5,905	5,750	5,861	5,673
Between two and three years	5,834	5,655	5,803	5,615
Between three and four years	5,722	5,595	5,694	5,562
Between four and five years	5,604	5,519	5,577	5,487
Thereafter	145,338	149,893	145,116	149,725
	174,487	178,478	174,039	178,045

Capital commitments
At 31 December 2009 and 2008, capital commitments are as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	124,403	120,773	119,145	116,327
Authorised but not contracted for	58,959	49,931	50,539	46,027
	183,362	170,704	169,684	162,354

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 395 million for the year ended 31 December 2009 (2008: RMB 437 million).

Estimated future annual payments are as follows:

	The Group and the Company
	2009	2008
	RMB millions	RMB millions

Within one year	136	123
Between one and two years	118	118
Between two and three years	21	20
Between three and four years	20	20
Between four and five years	20	19
Thereafter	689	651
	1,004	951

36	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities

At 31 December 2009 and 2008, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	The Group		The Company
	2009	2008	2009	2008
	RMB millions	RMB millions	RMB millions	RMB millions

Subsidiaries	－	－	－	170
Jointly controlled entities	14,815	11,223	9,543	9,543
Associates	181	181	61	75
	14,996	11,404	9,604	9,788

As at 31 December 2009, the Company and a subsidiary have guaranteed to a jointly controlled entity in relation to the bank loans drawn down by the jointly controlled entity. The guarantees expire on 31 December 2015.

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2009 and 2008, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 3,196 million for the year ended 31 December 2009 (2008: RMB 2,284 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

37	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

	Note	2009	2008
		RMB millions	RMB millions

Sales of goods	(i)	162,671	186,381
Purchases	(ii)	75,521	56,516
Transportation and storage	(iii)	1,251	1,206
Exploration and development services	(iv)	31,343	33,034
Production related services	(v)	17,603	14,133
Ancillary and social services	(vi)	3,329	1,611
Operating lease charges	(vii)	4,866	4,897
Agency commission income	(viii)	45	78
Interest received	(ix)	38	19
Interest paid	(x)	1,045	1,725
Net deposits placed with related parties	(xi)	4,640	353
Net loans (repaid to)/obtained from related parties	(xii)	(19,657)	10,754

The amounts set out in the table above in respect of the years ended 31 December 2009 and 2008 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

37	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

At 31 December 2009 and 2008, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 36.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

Notes:

		(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

		(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

		(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2009 was RMB 5,336 million (2008: RMB 696 million).

		(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

		(xi)	Deposits placed with related parties represent net deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited.

		(xii)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (ÒMutual Provision AgreementÓ) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon giving at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

	l	the government-prescribed price;

	l	where there is no government-prescribed price, the government-guidance price;

	l	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

	l	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

37	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land at a rental of approximately RMB 4,225 million (2008: RMB 4,234 million) per annum for the years ended 31 December 2009 and certain buildings at a rental of approximately RMB 568 million (2008: RMB 568 million) per annum for the years ended 31 December 2009. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting held on 27 March 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations from Sinopec Group Company for total cash consideration of RMB 771 million (Note 1). In addition, the Group acquired certain operating assets related to the E&P and refining segments from Sinopec Group Company, for total cash consideration of RMB 1,068 million.

Pursuant to the resolutions passed at the Directors’ meeting held on 21 August 2009, the Group acquired certain operating assets related to the corporate and others business segment from a subsidiary of Sinopec Group Company for total cash consideration of RMB 3,946 million.

Pursuant to the resolutions passed at the Directors’ meeting held on 26 June 2008, the Group acquired the Downhole Assets from Sinopec Group Company that primarily consist of property, plant and equipment for a cash consideration of RMB 1,624 million, which approximated the net carrying value of the assets and liabilities of the Downhole Assets.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

	2009	2008
	RMB millions	RMB millions

Trade accounts receivable	1,032	4,078
Prepaid expenses and other current assets	810	4,543
Total amounts due from Sinopec Group Company and fellow subsidiaries,
associates and jointly controlled entities	1,842	8,621
Trade accounts payable	4,800	3,352
Accrued expenses and other payables	11,925	12,740
Short-term loans and current portion of long-term loans from
Sinopec Group Company and fellow subsidiaries	13,643	33,410
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	37,000	36,890
Total amounts due to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	67,368	86,392

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 30.

As at and for the years ended 31 December 2009 and 2008, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2009	2008
	RMB’000	RMB’000

Short-term employee benefits	7,664	6,530
Retirement scheme contributions	287	198
	7,951	6,728

Total emoluments are included in Òpersonnel expensesÓ as disclosed in Note 7.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 38. As at 31 December 2009 and 2008, the accrual for the contribution to post-employment benefit plans was not material.

37	RELATED PARTY TRANSACTIONS (Continued)

	(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as Òstate-controlled entitiesÓ).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities include but not limited to the following:

	l	sales and purchase of goods and ancillary materials;

	l	rendering and receiving services;

	l	lease of assets;

	l	depositing and borrowing money; and

	l	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established procurement policies, pricing strategy and approval processes for purchases and sales of products and services which do not consider or depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the Group’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

	(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries (ÒCNPC GroupÓ) and China National Offshore Oil Corporation and its subsidiaries (ÒCNOOC GroupÓ), which are state-controlled entities.

During the year ended 31 December 2009, the aggregate amount of crude oil purchased by the Group’s refining segment from CNPC Group and CNOOC Group and refined petroleum purchased by the Group’s marketing and distribution segment from CNPC Group was RMB 100,641 million (2008: RMB 113,612 million).

The aggregate amounts due from/to CNPC Group and CNOOC Group included in the following accounts captions are summarised as follows:

	2009	2008
	RMB millions	RMB millions

Trade accounts receivable	318	292
Prepaid expenses and other current assets	17	113
Total amounts due from CNPC Group and CNOOC Group	335	405
Trade accounts payable	3,628	2,045
Accrued expenses and other payables	361	433
Total amounts due to CNPC Group and CNOOC Group	3,989	2,478

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group’s interest income generated from and interest expense incurred to these state-controlled banks in the PRC are as follows:

	2009	2008
	RMB millions	RMB millions

Interest income	238	413
Interest expense	2,770	7,262

The amounts of cash deposited at and loans from state-controlled banks in the PRC included in the following accounts captions are summarised as follows:

	2009	2008
	RMB millions	RMB millions

Cash and cash equivalents	3,046	5,725
Time deposits with financial institutions	1,236	449
Total deposits at state-controlled banks in the PRC	4,282	6,174
Short-term loans and current portion of long-term loans	22,629	56,461
Long-term loans excluding current portion of long-term loans	14,893	27,844
Total loans from state-controlled banks in the PRC	37,522	84,305

38	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. A member of the above plans is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2009 were RMB 4,647 million (2008: RMB 2,873 million).

39	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

	(v)	Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets dedicated to a particular segment’s operations are included in that segment’s total assets, which include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets and other non-current assets.

Information on the Group’s reportable segments is as follows:

	2009	2008
	RMB millions	RMB millions

Turnover
Exploration and production
External sales	19,342	26,403
Inter-segment sales	87,008	151,393
	106,350	177,796
Refining
External sales	95,792	132,209
Inter-segment sales	603,870	692,520
	699,662	824,729
Marketing and distribution
External sales	778,417	802,817
Inter-segment sales	2,372	3,200
	780,789	806,017
Chemicals
External sales	192,735	219,723
Inter-segment sales	21,125	27,303
	213,860	247,026
Corporate and others
External sales	229,629	232,051
Inter-segment sales	291,396	484,343
	521,025	716,394
Elimination of inter-segment sales	(1,005,771)	(1,358,759)
Turnover	1,315,915	1,413,203
Other operating revenues
Exploration and production	17,485	18,705
Refining	3,909	4,957
Marketing and distribution	2,302	906
Chemicals	4,597	6,430
Corporate and others	844	90
Other operating revenues	29,137	31,088
Other income
Refining	－	41,017
Marketing and distribution	－	9,840
Total other income	－	50,857
Turnover, other operating revenues and other income	1,345,052	1,495,148

39	SEGMENT REPORTING (Continued)

	2009	2008
	RMB millions	RMB millions

Result
Operating profit/(loss)
By segment
Exploration and production	19,644	66,569
Refining	23,077	(63,635)
Marketing and distribution	30,300	38,519
Chemicals	13,615	(12,950)
Corporate and others	(2,205)	(2,167)
Total segment operating profit	84,431	26,336
Net finance costs	(7,234)	(5,190)
Investment income	374	390
Share of profits less losses from associates and jointly controlled entities	2,997	580
Profit before taxation	80,568	22,116

	2009	2008
	RMB millions	RMB millions

Assets
Segment assets
Exploration and production	263,041	235,866
Refining	213,027	184,531
Marketing and distribution	153,777	144,139
Chemicals	128,322	121,964
Corporate and others	60,433	31,120
Total segment assets	818,600	717,620
Interest in associates and jointly controlled entities	32,090	27,376
Investments	2,174	1,483
Deferred tax assets	13,975	13,768
Cash and cash equivalents and time deposits with financial institutions	9,986	7,760
Income tax receivable	－	9,784
Other unallocated assets	1,017	1,381
Total assets	877,842	779,172

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2009	2008
	RMB millions	RMB millions

Capital expenditure
Exploration and production	51,550	57,646
Refining	15,468	12,793
Marketing and distribution	16,283	14,796
Chemicals	25,207	20,622
Corporate and others	1,505	2,393
	110,013	108,250
Depreciation, depletion and amortisation
Exploration and production	24,648	22,115
Refining	10,330	9,658
Marketing and distribution	5,999	5,270
Chemicals	8,574	8,463
Corporate and others	936	815
	50,487	46,321
Impairment losses on long-lived assets
Exploration and production	1,595	5,991
Refining	396	270
Marketing and distribution	1,479	709
Chemicals	3,807	1,511
Corporate and others	8	19
	7,285	8,500

40	PRINCIPAL SUBSIDIARIES

At 31 December 2009, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital (millions)	Type of legal entity %	Percentage of equity	Principal activities æ

China Petrochemical International Company Limited	RMB 1,400	Limited company	100.00	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	Limited company	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 16,337	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (i)	RMB 4,769	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	Limited company	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	Limited company	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (i)	RMB 4,000	Limited company	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	Limited company	93.51	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	Limited company	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	Limited company	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,040	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	Limited company	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	Limited company	100.00	Trading of petrochemical products
Sinopec International Petroleum Exploration and Production Limited	RMB 4,500	Limited company	100.00	Investment in exploration, production and sales of petroleum and natural gas

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC.

(i)	The Company consolidated the financial statements of the entity because it controlled the board of this entity and had the power to govern its financial and operating policies.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and advances from third parties.

The Group has exposure to the following risks from its use of financial instruments:

	l	credit risk;

	l	liquidity risk;

	l	market risk; and

	l	equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 26.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 31 December 2009, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 159,500 million (2008: RMB 185,000 million) on an unsecured basis, at a weighted average interest rate of 3.33% (2008: 4.65%) per annum. At 31 December 2009, the Group’s outstanding borrowings under these facilities were RMB 9,361 million (2008: RMB 33,484 million) and were included in short-term debts.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	2009
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term debts	58,898	59,835	59,835	－	－	－
Long-term debts	108,828	130,424	3,081	7,004	99,942	20,397
Loans from Sinopec Group Company and fellow subsidiaries	50,643	51,249	14,027	222	1,440	35,560
Trade accounts payable	97,749	97,749	97,749	－	－	－
Bills payable	23,111	23,114	23,114	－	－	－
Accrued expenses and other payables	56,778	56,778	56,778	－	－	－
	396,007	419,149	254,584	7,226	101,382	55,957

	2008
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term debts	75,516	77,303	77,303	－	－	－
Long-term debts	90,254	115,721	3,442	12,712	30,013	69,554
Loans from Sinopec Group Company and fellow subsidiaries	70,300	71,774	34,618	509	627	36,020
Trade accounts payable	56,464	56,464	56,464	－	－	－
Bills payable	18,753	18,768	18,768	－	－	－
Accrued expenses and other payables	53,108	53,108	53,108	－	－	－
	364,395	393,138	243,703	13,221	30,640	105,574
Derivatives settled gross:
Forward exchange contracts
outflow	(4,366)	(4,415)	(4,415)	－	－	－
inflow	4,480	4,531	4,531	－	－	－

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The Company

	2009
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term debts	39,755	40,540	40,540	－	－	－
Long-term debts	108,312	129,851	3,062	6,847	99,626	20,316
Loans from Sinopec Group Company and fellow subsidiaries	37,838	38,148	926	222	1,440	35,560
Trade accounts payable	63,067	63,067	63,067	－	－	－
Bills payable	14,084	14,087	14,087	－	－	－
Accrued expenses and other payables	81,603	81,603	81,603	－	－	－
	344,659	367,296	203,285	7,069	101,066	55,876

	2008
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions

Short-term debts	52,747	53,956	53,956	－	－	－
Long-term debts	79,461	102,657	2,751	7,341	25,498	67,067
Loans from Sinopec Group Company and fellow subsidiaries	50,033	50,675	14,838	173	104	35,560
Trade accounts payable	53,602	53,602	53,602	－	－	－
Bills payable	13,453	13,468	13,468	－	－	－
Accrued expenses and other payables	67,381	67,381	67,381	－	－	－
	316,677	341,739	205,996	7,514	25,602	102,627
Derivatives settled gross:
Forward exchange contracts
outflow	(657)	(670)	(670)	－	－	－
inflow	673	686	686	－	－	－

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short term debts and obligations when they become due.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

The changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies are recognised as finance costs in the consolidated income statement. As at 31 December 2008, the net fair value of forward exchange contracts used by the Group and the Company as economic hedges of monetary assets and liabilities in foreign currencies were RMB 114 million and RMB 16 million, respectively, and the notional amounts of these contracts held by the Group and the Company were USD 660 million and USD 100 million, respectively. There was no forward exchange contract held by the Group and the Company as at 31 December 2009.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group and the Company are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2009	2008	2009	2008
	millions	millions	millions	millions

Gross exposure arising from loans and borrowings
US Dollars	USD1,341	USD1,232	USD60	USD277
Japanese Yen	JPY22,500	JPY28,037	JPY22,500	JPY28,037
Hong Kong Dollars	HKD11,779	HKD11,192	HKD11,779	HKD11,192

A 5 percent strengthening of Renminbi against the following currencies at 31 December would have increased profit for the year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

	The Group
	2009	2008
	RMB millions	RMB millions

US Dollars	343	147
Japanese Yen	62	80
Hong Kong Dollars	389	370

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 30.

As at 31 December 2009, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 194 million (2008: RMB 263 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2008.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 31 December 2009, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cashflow hedges and economic hedges. The fair values of these derivative financial instruments as at 31 December 2009 are set out in Notes 28 and 32.

As at 31 December 2009, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 215 million (2008: RMB nil), and increase/decrease the Group’s other reserves by approximately RMB 1,991 million (2008: decrease/increase RMB 200 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis was performed on the same basis for 2008.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 31 December 2008, the Group’s exposure to equity price risk is the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 30(c).

At 31 December 2009, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 306 million (2008: RMB 62 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 156 million (2008: RMB nil). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

Fair values

	(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

	l	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

l
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

	l	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	2009
	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions

Assets
Available-for-sale financial assets:
Listed	61	－	－	61	25	－	－	25
Unlisted	－	1,400	－	1,400	－	－	－	－
Derivative financial instruments:
Derivative financial assets	17	307	－	324	－	3	－	3
	78	1,707	－	1,785	25	3	－	28
Liabilities
Derivative financial instruments:
Derivative components of the
Convertible Bonds	－	218	－	218	－	218	－	218
Other derivative financial liabilities	4	754	－	758	－	171	－	171
	4	972	－	976	－	389	－	389

During the year there were no transfers between instruments in Level 1 and Level 2.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

	(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 4.18% to 5.94% (2008: 3.58% to 5.94% ). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2009 and 2008:

	2009	2008
	RMB millions	RMB millions

Carrying amount	115,139	109,415
Fair value	114,471	113,060

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganization, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

42	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as ÒprovedÓ. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provision for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered ÒimpairedÓ, and an impairment loss may be recognised in accordance with IAS 36 ÒImpairment of AssetsÓ. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

43	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2009

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2009 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

44	POST BALANCE SHEET EVENT

Pursuant to the resolution passed at the Directors’ meeting on 26 March 2010, the Group entered into an agreement with Sinopec Overseas Oil & Gas Limited (ÒSOOGLÓ), a subsidiary of Sinopec Group Company, to acquire 55% equity interests of Sonangol Sinopec International Limited (ÒSSIÓ) and to acquire the shareholder’s loans of USD 779 million provided by SOOGL to SSI, at a total cash consideration of USD 2,457 million. SSI is engaged in the oil and gas operations in Angola. The transaction is subject to the approval from the shareholders’ meeting, the relevant governmental bodies or the relevant creditor.

45	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2009 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS.  The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures.  Such information has not been subject to independent audit or review.  The major differences are:

(i)	Revaluation of land use rights

Under ASBE, land use rights are allowed to carry at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(ii)	Government grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

	Note	2009	2008
		RMB millions	RMB millions

Net profit under ASBE		64,000	24,871
Adjustments:
Revaluation of land use rights	(i)	30	30
Government grants	(ii)	462	61
Tax effects of the above adjustments		(8)	(6)
Profit for the year under IFRS*		64,484	24,956

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	2009	2008
		RMB millions	RMB millions

Shareholders’ equity under ASBE		400,585	350,166
Adjustments:
Revaluation of land use rights	(i)	(982)	(1,012)
Government grants	(ii)	(1,402)	(912)
Tax effects of the above adjustments		292	300
Total equity under IFRS*		398,853	348,542

*	The above figures are extracted from the financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by KPMG.

(D) SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the United States Statement of Financial Accounting Standards Update 2010-03, “Extractive Activities － Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures” (“SFAS Update Topic 932”) (2008: United States Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”)), this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2009 and 2008, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Table I: Capitalised costs related to oil and gas producing activities

	2009	2008
	RMB millions	RMB millions

Property cost	—	—
Wells and related equipment and facilities	333,656	292,897
Supporting equipment and facilities	68,779	46,717
Uncompleted wells, equipment and facilities	46,297	56,197
Total capitalised costs	448,732	395,811
Accumulated depreciation, depletion, amortisation and impairment losses	(199,182)	(173,551)
Net capitalised costs	249,550	222,260

Table II: Costs incurred in oil and gas exploration and development

	2009	2008
	RMB millions	RMB millions

Exploration	14,572	12,947
Development	47,523	53,009
Total costs incurred	62,095	65,956

Table III: Results of operations related to oil and gas producing activities

	2009	2008
	RMB millions	RMB millions

Revenues
Sales	19,114	26,192
Transfers	86,828	151,051
	105,942	177,243
Production costs excluding taxes	(31,948)	(30,837)
Exploration expenses	(10,545)	(8,310)
Depreciation, depletion, amortisation and impairment losses	(26,243)	(26,715)
Taxes other than income tax	(9,188)	(35,980)
Profit before taxation	28,018	75,401
Income tax expense	(7,005)	(18,850)
Results of operation from producing activities	21,013	56,551

The results of operations for producing activities for the years ended 31 December 2009 and 2008 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS Update Topic 932 (2008: SFAS No. 69), income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2009 and 2008 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

In accordance with SFAS Update Topic 932, year-end reserves quantities for 2009 shown in the following tables were calculated using the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report. Year-end reserves quantities for 2008 shown in the following tables were calculated using year-end price. The estimated impact of changing to the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period was not significant on the Group’s proved reserves in 2009.

	2009	2008
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,841	3,024
Revisions of previous estimates	80	(94)
Improved recovery	131	98
Extensions and discoveries	69	110
Production	(301)	(297)
End of year	2,820	2,841
Proved developed reserves
Beginning of year	2,451	2,651
End of year	2,513	2,451
Proved undeveloped reserves
Beginning of year	390	373
End of year	307	390
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,959	6,331
Revisions of previous estimates	52	203
Extensions and discoveries	27	718
Production	(299)	(293)
End of year	6,739	6,959
Proved developed reserves
Beginning of year	1,571	1,518
End of year	1,727	1,571
Proved undeveloped reserves
Beginning of year	5,388	4,813
End of year	5,012	5,388

Table V: Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS Update Topic 932 (2008: SFAS No. 69). Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report (2008: year-end prices for oil and gas) to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS Update Topic 932 (2008: SFAS No. 69) requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2009 and 2008 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	2009	2008
	RMB millions	RMB millions

Future cash flows	1,207,127	977,904
Future production costs	(546,590)	(536,442)
Future development costs	(32,895)	(42,207)
Future income tax expenses	(94,523)	(44,249)
Undiscounted future net cash flows	533,119	355,006
10% annual discount for estimated timing of cash flows	(228,932)	(113,367)
Standardised measure of discounted future net cash flows	304,187	241,639

Table VI: Changes in the standardised measure of discounted cash flows

	2009	2008
	RMB millions	RMB millions

Sales and transfers of oil and gas produced, net of production costs	(55,429)	(112,424)
Net changes in prices and production costs	62,417	(231,578)
Net change due to extensions, discoveries and improved recoveries	35,009	32,011
Revisions of previous quantity estimates	9,897	(8,298)
Previously estimated development costs incurred during the year	13,531	27,578
Accretion of discount	20,627	36,031
Net change in income taxes	(23,814)	76,964
Others	310	352
Net change for the year	62,548	(179,364)

CORPORASTE INFORMATION

STATUTORY NAME
中国石油化工股份有限公司

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
中國石化

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Su Shulin

REGISTERED ADDRESS AND PLACE OF
 BUSINESS
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode                   : 100728
Tel.                           : 86-10-59960028
Fax                            : 86-10-59960386
Website                     : http://www.sinopec.com
E-mail addresses        : ir@sinopec.com
                                   media@sinopec.com

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

AUTHORISED REPRESENTATIVES
Mr. Wang Tianpu
Mr. Chen Ge

SECRETARY TO THE BOARD OF DIRECTORS
Mr. Chen Ge

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Huang Wensheng
Address                      : No.22 Chaoyangmen
                                   North Street,
                                   Chaoyang District
                                   Beijing, PRC
Postcode                   : 100728
Tel.                           : 86-10-59960028
Fax                            : 86-10-59960386

NEWSPAPERS FOR INFORMATION
  DISCLOSURE
China Securities Journal
Shanghai Securities News
Securities Times
Wen Wei Po (Hong Kong)
China Daily (in English)

INTERNET WEBSITE PUBLISHING THIS
  ANNUAL REPORT DESIGNATED BY THE
  CHINA SECURITIES REGULATORY
  COMMISSION
http://www.sse.com.cn

LEGAL ADVISORS
People’s Republic of China:
Haiwen & Partners
21st Floor, Beijing Silver Tower
No. 2, Dong San Huan North Road
Chaoyang District
Beijing, PRC
Postcode: 100027

Hong Kong:
Herbert Smith
23rd Floor, Gloucester Tower
15 Queen’s Road Central
Central, Hong Kong

United States:
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, Tower II, Lippo Centre
89 Queensway
Hong Kong

PRINCIPAL BANKERS
Bank of China
410 Fuchengmennei Street
Xicheng District
Beijing, PRC

Industrial and Commercial Bank of China
55 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

REGISTRARS
H Shares:
Hong Kong Registrars Limited
R1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
36th Floor, China Insurance Building
166 Lujiazui East Road
Shanghai, PRC

DEPOSITARY FOR ADRs
The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York, NY 10013
United States of America

COPIES OF THIS ANNUAL REPORT
  ARE AVAILABLE AT
The PRC:
Board Secretariat
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District
Beijing, PRC

The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York, NY 10013
United States of America

The UK:
Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB, U.K.

PLACES OF LISTING OF SHARES, STOCK
  NAMES AND STOCK CODES
H Shares:
Hong Kong Stock Exchange
Stock name  :  Sinopec Corp
Stock code   :  0386

ADRs:
New York Stock Exchange
Stock name  :  SINOPEC CORP
Stock code   :  SNP

London Stock Exchange
Stock name  :  SINOPEC CORP
Stock code   :  SNP

A Shares:
Shanghai Stock Exchange
Stock name  :  SINOPEC CORP
Stock code   :  600028

FIRST REGISTRATION DATE OF
  SINOPEC CORP.
25 February 2000

FIRST REGISTRATION PLACE OF
  SINOPEC CORP.
6A Huixindong Street, Chaoyang District,
Beijing, PRC

ENTERPRISE LEGAL BUSINESSES LICENSE
  REGISTRATION NO.
1000001003298 (10-10)

TAXATION REGISTRATION NO.
Jing Guo Shui Chao Zi 110105710926094

ORGANIZATION CODE
71092609-4

NAMES AND ADDRESSES OF AUDITORS OF
  SINOPEC CORP.
Domestic Auditors      :  KPMG Huazhen Certified
                                      Public Accountants
Address                       :  8/F, Office Tower E2
                                      Oriental Plaza
                                      1 East Chang An Avenue
                                      Dong Cheng District
                                      Beijing 100738, PRC

Overseas Auditors       :  KPMG Certified Public
                                      Accountants
Address                       :  8th Floor
                                      Prince’s Building
                                      10 Chater Road
                                      Central, Hong Kong

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 26 March 2010 (Friday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

a)	The financial statement signed and sealed by the Chairman, the Chief Financial Officer and the head of the Corporate Finance Department;

b)	The original auditors’ report sealed by the Accounting Firm, signed and sealed by the Certified Public Accountant;

c)	All the original copies of the documents and announcements Sinopec Corp. has published in the newspapers stipulated by the China Securities Regulatory Commission during the reporting period; and

d)	The annual reports published in other securities markets.

By Order of the Board
Su Shulin
Chairman

Beijing, PRC, 26 March 2010

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Management Rules for Information Disclosure by Listed Companies promulgated by the China Securities Regulatory Commission, as the Board Directors and senior management of Sinopec Corp., we have carefully reviewed the annual report for 2009 and accounts of Sinopec Corp. and concluded that this annual report truly and objectively represents the Sinopec Corp.’s business performance in 2009, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

Signatures of the Directors and Senior Management

Su Shulin	Wang Tianpu	Zhang Yaocang

Zhang Jianhua	Wang Zhigang	Cai Xiyou

Cao Yaofeng	Li Chunguang	Dai Houliang

Liu Yun	Liu Zhongli	Ye Qing

Li Deshui	Xie Zhongyu	Chen Xiaojin

Wang Xinhua	Zhang Kehua	Zhang Haichao

Jiao Fangzheng	Lei Dianwu	Chen Ge

26 March 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge

Name:	Chen Ge

Title:	Secretary to the Board of Directors

Date: March 29, 2010